SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 13, 2025
KT Corporation

By:	/s/ Youngkyoon Yun

Name:	Youngkyoon Yun
Title:	Vice President

By:	/s/ Sanghyun Cho

Name:	Sanghyun Cho
Title:	Director

KT CORPORATION and ITS SUBSIDIARIES

Consolidated Financial Statements

December 31, 2024 and 2023

KT CORPORATION and ITS SUBSIDIARIES

Index

December 31, 2024 and 2023

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro, Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

INDEPENDENT AUDITOR’S REPORT

English Translation of Independent Auditor’s Report Originally Issued in Korean on March 13, 2025

To the Shareholders and the Board of Directors of KT Corporation:

Audit Opinion

We have audited the consolidated financial statements of KT Corporation and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position as of December 31, 2024, and the consolidated statements of profit or loss, the consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows, for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024, and its financial performance and its cash flows for the year then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We have also audited, in accordance with the Korean Standards on Auditing (“KSAs”), the consolidated internal control over financial reporting of the Group as of December 31, 2024, based on the Conceptual Framework for Design and Operation of Internal Control over Financial Reporting, and our report dated March 13, 2025 expressed an unqualified opinion.

Basis for Audit Opinion

We conducted our audits in accordance with the KSAs. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

The key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

- Occurrence and accuracy of Mobile service revenue and revenue related to sale of handset for mobile service (“Mobile revenue”)

(1) Reasons for Determining the matter as a Key Audit Matter

As described in Note 2.26 to the consolidated financial statements, the Group recognizes revenue at the point in time when it fulfills its performance obligations identified from contracts with customers. The Group provides various services and rate plans related to mobile revenue, and due to the large volume of transactions with customers, needs complex and elaborate information technology systems to accurately record occurrence of mobile revenue.

Given the magnitude and complexity of mobile revenue recorded by the billing system of the Group, we determined the occurrence and accuracy of mobile revenue recognized through the billing system as a key audit matter.

(2) How the matter has been addressed in the audit

Key audit procedures performed regarding the occurrence and accuracy of mobile revenue computed through the billing system include the following:

•	During the audit planning phase, we obtained an understanding of the Group’s accounting policies and processes related to Mobile revenue recognition.

•

We performed an assessment on the environment of the general information technology systems used for collecting usage of voice, text, and data, as well as handling billing and invoicing throughout the process of recording revenue, and tested automated controls, manual controls and general information technology controls.

•	We reconciled the mobile revenue in the billing system with the revenue in the ledger.

•	We performed substantive analytical procedures using historical data on mobile service revenue by rate plan and subscriber information.

•	We performed tests of the control activities addressing the accuracy and completeness of the subscriber information used in our audit procedures.

•

To verify the occurrence and accuracy of revenue recognition related to sale of handset for mobile service, we selected transactions from the sub-ledger, reconciled the selection with contractual terms between the Group and customers of the Group, and compared the billed amounts to receipts.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation the accompanying consolidated financial statements in accordance with K-IFRS, and for such internal control as they determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our audit opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of the management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We are solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Mr. Ho Gye, Choi

March 13, 2025

Notice to Readers

This report is effective as of March 13, 2025, the auditor’s report date. Certain subsequent events or circumstances may have occurred between the auditor’s report date and the time the auditor’s report is read. Such events or circumstances could significantly affect the consolidated financial statements and may result in modifications to the auditor’s report.

KT Corporation and Its Subsidiaries

Consolidated Statements of Financial Position

Years Ended December 31, 2024 and 2023

(In millions of Korean won)	Notes	December 31, 2024		December 31, 2023
Assets

Current assets
Cash and cash equivalents	4,5,37	~~W~~	3,716,680	~~W~~	2,879,554
Trade and other receivables, net	4,6,37		6,147,456		7,170,289
Other financial assets	4,7,37		1,344,248		1,440,200
Current tax assets			1,213		3,299
Inventories, net	8		940,209		912,262
Other current assets	9		2,102,131		2,112,553

Total current assets			14,251,937		14,518,157

Non-current assets
Trade and other receivables, net	4,6,37		1,540,727		1,404,168
Other financial assets	4,7,37		2,759,170		2,724,761
Property and equipment, net	10		14,825,814		14,872,079
Right-of-use assets	20		1,212,770		1,304,963
Investment properties, net	11,37		2,299,616		2,198,135
Intangible assets, net	12		1,862,740		2,533,861
Investments in associates and joint ventures	13		1,562,232		1,556,889
Deferred income tax assets	29		671,609		608,924
Net defined benefit assets	17		49,351		160,748
Other non-current assets	9		843,991		827,297

Total non-current assets			27,628,020		28,191,825

Total assets		~~W~~	41,879,957	~~W~~	42,709,982

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

Years Ended December 31, 2024 and 2023

(in millions of Korean won)	Notes	December 31, 2024		December 31, 2023
Liabilities

Current liabilities
Trade and other payables	4,14,37	~~W~~	7,394,791	~~W~~	8,054,922
Borrowings	4,15,37		3,904,752		3,058,564
Other financial liabilities	4,7,37		351,632		322,099
Current income tax liabilities			123,145		236,463
Other provisions	16		112,530		115,209
Deferred income	25		62,247		51,537
Other current liabilities	9		1,925,637		1,308,615

Total current liabilities			13,874,734		13,147,409

Non-current liabilities
Trade and other payables	4,14,37		578,409		819,558
Borrowings	4,15,37		6,615,938		7,159,601
Other financial liabilities	4,7,37		722,517		753,739
Net defined benefit liabilities	17		128,457		63,616
Other provisions	16		111,877		107,014
Deferred income	25		148,960		153,563
Deferred income tax liabilities	29		919,996		994,330
Other non-current liabilities	9		782,520		950,015

Total non-current liabilities			10,008,674		11,001,436

Total liabilities			23,883,408		24,148,845

Equity attribute to owners of the Controlling Company
Share capital	21		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	22		13,779,776		14,494,430
Accumulated other comprehensive income	23		63,729		52,407
Other components of equity	23		(637,560)		(802,418)

			16,210,702		16,749,176
Non-controlling interest			1,785,847		1,811,961

Total equity			17,996,549		18,561,137

Total liabilities and equity		~~W~~	41,879,957	~~W~~	42,709,982

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Its Subsidiaries

Consolidated Statements of Profit or Loss

Years Ended December 31, 2024 and 2023

(In millions of Korean won, except per share amounts)	Notes	2024		2023
Operating Revenue	25,34	~~W~~	26,431,204	~~W~~	26,376,273
Operating Expenses	26		25,621,733		24,726,499

Operating Profit			809,471		1,649,774
Other income	27		344,829		308,044
Other expenses	27		501,055		507,904
Finance income	28		917,650		486,277
Finance costs	28		994,781		568,682
Share of net profits (losses) of associates and joint ventures	13		8,587		(43,424)

Profit before Income Tax			584,701		1,324,085
Income tax expense	29		167,607		335,367

Profit for the Year		~~W~~	417,094	~~W~~	988,718

Profit for the Year Attributable to:
Owners of the Parent Company		~~W~~	470,286	~~W~~	1,009,861
Non-controlling interests			(53,192)		(21,143)

Earnings per share attributable to the equity holders of the Parent Company during the year (in Korean won):
Basic earnings per share	30	~~W~~	1,908	~~W~~	4,043
Diluted earnings per share	30		1,906		4,038

The above consolidated statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation and Its Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2024 and 2023

(in millions of Korean won)	Notes	2024		2023

Profit for the year		~~W~~	417,094	~~W~~	988,718

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities	17		(117,057)		(137,465)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			(490)		(105)
Valuation gains on equity instruments at fair value through other comprehensive income	4		(8,600)		121,271
Items that are or may be subsequently reclassified to profit or loss:
Gain (Loss) on valuation of debt instruments at fair value through other comprehensive income	4		998		534
Valuation gains (losses) on cash flow hedges	4,7		272,802		15,329
Other comprehensive income from cash flow hedges reclassified to profit or loss	4		(285,954)		(37,942)
Share of other comprehensive income of associates and joint ventures			4,011		21,595
Exchange differences on translation of foreign operations			44,095		24,230
Other comprehensive income (loss) for the period, net of tax			(90,195)		7,447

Total comprehensive income for the year		~~W~~	326,899	~~W~~	996,165

Total comprehensive income for the year attributable to:
Owners of the Parent Company		~~W~~	354,279	~~W~~	1,013,535
Non-controlling interests			(27,380)		(17,370)

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2024 and 2023

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as of January 1, 2023		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,257,343	~~W~~	(77,776)	~~W~~	(572,152)	~~W~~	16,612,172	~~W~~	1,802,551	~~W~~	18,414,723
Comprehensive income
Profit for the year			—		—		1,009,861		—		—		1,009,861		(21,143)		988,718
Remeasurements of net defined benefit liabilities	17, 29		—		—		(126,613)		—		—		(126,613)		(10,852)		(137,465)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		(118)		—		—		(118)		13		(105)
Share of other comprehensive income of associates and joint ventures			—		—		—		15,775		—		15,775		5,820		21,595
Valuation gains (losses) on cash flow hedges	4, 29		—		—		—		(22,252)		—		(22,252)		(361)		(22,613)
Valuation gains on financial instruments at fair value through other comprehensive income	4, 29		—		—		222		126,028		—		126,250		(4,445)		121,805
Exchange differences on translation of foreign operations			—		—		—		10,632		—		10,632		13,598		24,230

Total comprehensive income for the year			—		—		883,352		130,183		—		1,013,535		(17,370)		996,165

Transactions with owners
Dividends paid by the Parent Company	31		—		—		(501,844)		—		—		(501,844)		—		(501,844)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(24,964)		(24,964)
Change in Consolidation Scope			—		—		—		—		—		—		(79,134)		(79,134)
Change in ownership interests in subsidiaries			—		—		—		—		216,841		216,841		128,526		345,367
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(44,421)		—		44,421		—		—		—
Acquisition of treasury stock			—		—		—		—		(300,243)		(300,243)		—		(300,243)
Disposal of treasury stock			—		—		—		—		4,463		4,463		—		4,463
Retirement of treasury stocks			—		—		(100,000)		—		100,000		—		—		—
Recognition of obligation to purchase own equity instruments			—		—		—		—		(298,196)		(298,196)		—		(298,196)
Others											2,448		2,448		2,352		4,800

Subtotal			—		—		(646,265)		—		(230,266)		(876,531)		26,780		(849,751)

Balance as of December 31, 2023		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,494,430	~~W~~	52,407	~~W~~	(802,418)	~~W~~	16,749,176	~~W~~	1,811,961	~~W~~	18,561,137

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2024 and 2023

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as of January 1, 2024		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,494,430	~~W~~	52,407	~~W~~	(802,418)	~~W~~	16,749,176	~~W~~	1,811,961	~~W~~	18,561,137
Comprehensive income
Profit for the year			—		—		470,286		—		—		470,286		(53,192)		417,094
Remeasurements of net defined benefit liabilities	17, 29		—		—		(113,423)		—		—		(113,423)		(3,634)		(117,057)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		(482)		—		—		(482)		(8)		(490)
Share of other comprehensive income of associates and joint ventures			—		—		—		3,723		—		3,723		288		4,011
Valuation gains (losses) on cash flow hedges	4, 29		—		—		—		(12,817)		—		(12,817)		(335)		(13,152)
Valuation gains on financial instruments at fair value through other comprehensive income	4, 29		—		—		(13,424)		6,917		—		(6,507)		(1,095)		(7,602)
Exchange differences on translation of foreign operations			—		—		—		13,499		—		13,499		30,596		44,095

Total comprehensive income for the year			—		—		342,957		11,322		—		354,279		(27,380)		326,899

Transactions with owners
Dividends paid by the Parent Company	31		—		—		(482,970)		—		—		(482,970)		—		(482,970)
Interim Dividends paid by the Parent Company	31		—		—		(368,685)		—		—		(368,685)		—		(368,685)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(20,578)		(20,578)
Change in Consolidation Scope			—		—		—		—		—		—		20		20
Change in ownership interests in subsidiaries			—		—		—		—		(20,367)		(20,367)		22,181		1,814
Acquisition of treasury stock			—		—		—		—		(27,100)		(27,100)		—		(27,100)
Disposal of treasury stock			—		—		—		—		4,009		4,009		—		4,009
Retirement of treasury stocks			—		—		(205,956)		—		205,956		—		—		—
Others											2,360		2,360		(357)		2,003

Subtotal			—		—		(1,057,611)		—		164,858		(892,753)		1,266		(891,487)

Balance as of December 31, 2024		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	13,779,776	~~W~~	63,729	~~W~~	(637,560)	~~W~~	16,210,702	~~W~~	1,785,847	~~W~~	17,996,549

Interim Dividends paid by the Parent Company

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2024 and 2023

(In millions of Korean won)	Notes	2024		2023
Cash flows from operating activities
Cash generated from operations	32	~~W~~	5,349,248	~~W~~	5,747,195
Interest paid			(394,162)		(361,741)
Interest received			385,672		360,614
Dividends received			75,613		60,987
Income tax paid			(350,575)		(303,766)

Net cash inflow from operating activities			5,065,796		5,503,289

Cash flows from investing activities
Collection of loans			34,510		53,885
Disposals of financial assets at fair value through profit or loss			122,497		90,487
Disposal of financial assets at amortized cost			1,633,074		1,543,663
Disposals of financial assets at fair value through other comprehensive income			37,134		306
Disposals of investments in associates and joint ventures			21,981		6,890
Disposals of property, equipment and investment properties			103,295		100,348
Disposals of intangible assets			6,955		7,078
Disposals of right-of-use assets			186		529
Disposals of derivatives			—		4,888
Increase in cash due to consolidation scope change			9,847		46,642
Loans granted			(30,099)		(37,771)
Acquisitions of financial assets at fair value through profit or loss			(172,476)		(220,989)
Acquisitions of financial assets at amortized cost			(1,187,651)		(1,875,525)
Acquisitions of financial assets at fair value through other comprehensive income			(400)		(10,267)
Acquisitions of investments in associates and joint ventures			(49,399)		(106,389)
Acquisitions of property and equipment and investment properties			(2,909,481)		(3,692,972)
Acquisitions of intangible assets			(438,653)		(478,685)
Acquisitions of right-of-use assets			(16,447)		(1,065)
Decrease in cash due to consolidation scope change			(10,310)		(51,561)

Net cash outflow from investing activities			(2,845,437)		(4,620,508)

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2024 and 2023

(In millions of Korean won)	Notes	2024		2023
Cash flows from financing activities	33
Proceeds from borrowings			4,597,704		5,381,231
Cash inflows under derivatives contracts			81,443		48,183
Cash inflow from transactions with non-controlling shareholders			812		632,776
Cash inflow from other financing activities			10,442		2,082
Repayments of borrowings			(4,732,931)		(5,275,113)
Dividends paid			(872,350)		(526,826)
Decrease in lease liabilities			(414,172)		(407,051)
Cash outflow under derivatives contracts			(855)		—
Acquisition of treasury stock			(27,100)		(300,086)
Cash outflow from transactions with non-controlling shareholders			(32,124)		(7,988)
Cash outflow from other financing activities			(922)		—

Net cash inflow (outflow) from financing activities			(1,390,053)		(452,792)

Effect of exchange rate change on cash and cash equivalents			6,820		503

Net increase (decrease) in cash and cash equivalents			837,126		430,492
Cash and cash equivalents

Beginning of the year	5		2,879,554		2,449,062

End of the year	5	~~W~~	3,716,680	~~W~~	2,879,554

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

1.	General Information

The consolidated financial statements have been prepared by KT Corporation, the “Controlling Company” as defined under Korean IFRS 1110 Consolidated Financial Statements, by consolidating 83 subsidiaries (collectively referred to as the “Group”) including BC Card Co., Ltd., etc. as described in Note 1.2

1.1	The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Controlling Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued on the New York Stock Exchange.

In 2002, the Controlling Company acquired all government-owned shares in accordance with the Korean government’s privatization plan. As of December 31, 2024, the Korean government no longer owns any shares in the Controlling Company.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

1.2	Consolidated Subsidiaries

(1) The consolidated subsidiaries as of December 31, 2024 and 2023, are as follows:

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	December 31, 2024	December 31, 2023	Closing month
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	92.4%	92.4%	December
KT Telecop Co., Ltd.	Security service	Korea	92.7%	86.8%	December
KT Alpha Co., Ltd. [4]	Data communication	Korea	73.0%	73.0%	December
KT Service Bukbu Co., Ltd	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No. 3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No. 4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No. 5	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No. 1	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc. [4]	Payment security service for credit card, others	Korea	72.2%	72.2%	December
H&C Network	Call center for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd. [4]	Internet banking ASP and security solutions	Korea	67.3%	63.9%	December
Smartro Co., Ltd.9	VAN (Value Added Network) business	Korea	64.5%	64.5%	December
KTDS Co., Ltd. [4]	System integration and maintenance	Korea	91.6%	91.6%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation [2]	Online music production and distribution	Korea	36.0%	36.0%	December
KT MOS Bukbu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife [4]	Satellite TV	Korea	50.5%	50.6%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	100.0%	100.0%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT Investment Management Inc.	Asset management, real estate, and consulting services	Korea	100.0%	100.0%	December
KTGDH Co., Ltd.	Data center development and related service	Korea	100.0%	100.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia, Co., Ltd. [2,4]	Solution provider and IPTV advertisement sales business	Korea	44.1%	44.1%	December
KT Sports Co., Ltd.	Management of sports teams	Korea	100.0%	100.0%	December
KT Music Contents Fund No.2	Music and contents investment business	Korea	100.0%	100.0%	December
KTCS Corporation [2,4]	Database and online information provider	Korea	34.1%	34.1%	December
KTIS Corporation [2,4]	Database and online information provider	Korea	33.3%	33.3%	December
KT M Mobile Co., Ltd.	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Financing business for new technology	Korea	100.0%	100.0%	December
PlayD Co., Ltd.	Advertising agency	Korea	70.4%	70.4%	December
Next Connect PFV	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network install management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Japan Co., Ltd.	Foreign investment business and local counter work	Japan	100.0%	100.0%	December
East Telecom LLC	Wireless/fixed line internet business	Uzbekistan	91.6%	91.6%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	December 31, 2024	December 31, 2023	Closing month
KT America, Inc.	Foreign investment business and local counter work	USA	100.0%	100.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hongkong Telecommunications Co., Ltd.	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business and local counter work	Singapore	100.0%	100.0%	December
Texnoprosistem LLC	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Co., Ltd.	Internet advertising solution	Thailand	99.9%	99.9%	December
KT Huimangjieum	Manufacturing	Korea	100.0%	100.0%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	88.6%	88.6%	December
Storywiz Co., Ltd.	Contents and software development and supply	Korea	100.0%	100.0%	December
KT Engineering Co., Ltd.	Telecommunication facility construction and maintenance	Korea	100.0%	100.0%	December
KT Studio Genie Co., Ltd.	Data communication service and data communication construction business	Korea	90.9%	90.9%	December
KHS Corporation	Operation and maintenance of facilities	Korea	100.0%	100.0%	December
HCN Co., Ltd.	Cable television service	Korea	100.0%	100.0%	December
Millie Seojae [2]	Book contents service	Korea	38.7%	30.2%	December
KT ES Pte. Ltd.	Foreign investment business	Singapore	68.8%	57.6%	December
Epsilon Global Communications PTE. Ltd.	Network service industry	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (SP) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (US) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications Limited	Fixed line telecommunication business	UK	100.0%	100.0%	December
Epsilon Telecommunications (HK) Limited	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Epsilon US Inc.	Fixed line telecommunication business	USA	100.0%	100.0%	December
Epsilon Telecommunications (BG) EOOD	Employee support service	Bulgaria	100.0%	100.0%	December
Nasmedia-KT Alpha Future Growth Strategic Investment Fund	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund 6	Investment fund	Korea	100.0%	100.0%	December
Altimedia Corporation	Software development and delivery	Korea	100.0%	100.0%	December
Altimidia B.V.	Software development and delivery	Netherlands	100.0%	100.0%	December
Altimidia Vietnam	Software development and delivery	Vietnam	100.0%	100.0%	December
BCCARD VIETNAM LTD.	Software sales business	Vietnam	100.0%	100.0%	December
KTP SERVICES INC.	Fixed line telecommunication business	Philippines	100.0%	100.0%	December
KT RUS LLC	Foreign investment business	Russia	100.0%	100.0%	December
Hangang Real Estate Investment Trust No. 24	Investment fund	Korea	75.0%	75.0%	December
KT DX VIETNAM COMPANY LIMITED	Software development	Vietnam	100.0%	100.0%	December
kt Cloud Co., Ltd.	Information and communications development	Korea	92.7%	92.7%	December
PT CRANIUM ROYAL ADITAMA	Software development	Indonesia	67.0%	67.0%	December
Open cloud lab Co., Ltd	IT consulting service and Telecommunication equipment sales	Korea	100.0%	100.0%	December
KT Living, Inc. (formerly KD Living, Inc.)	Residential building management	Korea	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	December 31, 2024	December 31, 2023	Closing month
K-Realty Qualified Private Real Estate Investment Trust No. 1 [3]	Real estate management	Korea	6.5%	6.5%	December
AQUA RETAIL VIETNAM COMPANY LIMITED	E-voucher issuance and trading business	Vietnam	100.0%	100.0%	December
K-Realty Qualified Private Real Estate Investment Trust No. 4	Real estate management	Korea	93.9%	93.9%	December
BC Strategic Investment Fund 2	Investment fund	Korea	100.0%	—	December
K-Logis Hwaseong Inc	Residential building development and supply	Korea	80.0%	—	December
kt netcore. Co. Ltd.	Telecommunication facility maintenance and service business	Korea	100.0%	—	December
kt p&m	Information and communications development and Electrical design corporation	Korea	100.0%	—	December

[1]	Sum of the interests owned by the Controlling Company and subsidiaries.
[2]

Although the Controlling Company owns less than 50% of the interest in Nasmedia, Co., Ltd., KTCS Corporation and KTIS Corporation, Millie Seojae, and GENIE Music Corporation, these entities are consolidated as the Controlling Company can exercise the majority of voting rights in its decision-making process at all times, based on voting patterns at previous shareholders’ meetings.

[3]

Although the Controlling Company owns less than 50% interest in K-Realty Qualified Private Real Estate Investment Trust No. 1, this entity is consolidated by comprehensively considering the criteria for determining control, such as ‘power’, ‘variable profit’, and ‘relationship between power and variable profit’, rather than simply judging by the interests owned by the Controlling Company.

[4]	The number of treasury stock held by subsidiaries are deducted from the total number of shares when calculating the controlling percentage interest.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(2) Changes in Scope of Consolidation

Subsidiaries newly included and excluded in the consolidation during the year ended December 31, 2024:

Changes	Location	Name of subsidiary	Reason
Included	Korea	BC Strategic Investment Fund 2	Newly established
Included	Korea	K-Logis Hwaseong Inc	Newly established
Included	Korea	kt netcore. Co. Ltd.	Newly established
Included	Korea	kt p&m	Newly established
Excluded	Korea	Lolab Co., Ltd.	Shares disposed
Excluded	Korea	Pocheon Jeonggyori Development Co., Ltd.	Liquidated
Excluded	Vietnam	KT HEALTHCARE VINA COMPANY LIMITED	Shares disposed
Excluded	Korea	KT NEXR Co., Ltd.	Merged
Excluded	Korea	Juice	Shares disposed

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(3) Summarized information for consolidated subsidiaries as at and for the years ended December 31, 2024 and 2023, is as follows:

(In millions of Korean won)	December 31, 2024			2024[3]
	Total assets		Total liabilities	Operating revenues	Profit(loss) for the period
KT Linkus Co., Ltd.	~~W~~	54,247	55,750	78,600	(1,726)
KT Telecop Co., Ltd.		400,437	253,509	531,670	8,793
KT Alpha Co., Ltd.		464,180	201,902	419,641	20,682
KT Service Bukbu Co., Ltd.		56,706	56,846	228,636	(6,665)
KT Service Nambu Co., Ltd.		57,827	51,826	285,371	(5,881)
BC Card Co., Ltd. [1]		5,961,047	4,196,724	3,805,755	141,149
H&C Network		59,808	5,039	26,187	1,868
Nasmedia Co., Ltd. [1]		492,782	252,707	142,552	(3,884)
KTDS Co., Ltd. [1]		388,812	179,630	720,397	34,883
KT M&S Co., Ltd.		261,539	193,526	807,308	19,681
KT MOS Bukbu Co., Ltd.		50,262	32,012	103,264	1,287
KT MOS Nambu Co., Ltd.		51,458	28,427	103,032	3,719
KT Skylife Co., Ltd. [1]		1,040,188	463,594	1,022,930	(156,033)
KT Estate Inc. [1]		2,617,662	947,834	604,912	34,715
KT GDH Co., Ltd.		7,998	1,462	3,977	303
KT Sat Co., Ltd.		733,574	92,877	188,214	30,741
KT Sports Co., Ltd.		23,299	7,435	82,284	859
KT Music Contents Fund No.2		5,508	1,589	199	134
KT M Mobile Co., Ltd.		195,196	74,570	345,583	13,142
KT Investment Co., Ltd. [1]		84,369	56,721	19,355	1,621
KTCS Corporation [1]		435,066	232,129	1,121,341	6,814
KTIS Corporation		469,932	261,826	603,899	11,862
Next Connect PFV		1,429,260	1,133,891	—	(21,508)
KT Japan Co., Ltd. [1]		1,750	3,289	2,857	(180)
KT America, Inc.		6,843	614	7,445	192
KT Rwanda Networks Ltd. [2]		131,362	341,313	21,621	(21,025)
AOS Ltd. [2]		14,305	19,422	10,758	643
KT Hong Kong Telecommunications Co., Ltd.		9,105	1,680	16,813	423
KT Huimangjieum [1]		8,854	2,275	17,817	1,338
KT Engineering Co., Ltd.		183,753	123,132	333,440	2,634
KT Studio Genie Co., Ltd. [1]		880,509	212,683	450,916	(29,364)
East Telecom LLC [1]		75,828	40,371	37,994	6,938
KT ES Pte. Ltd. [1]		78,800	59,114	93,358	(79,014)
KTP SERVICES INC.		3,257	750	718	272
Altimedia Corporation [1]		45,287	11,919	36,773	290
KT RUS LLC		420	—	—	(31)
KT DX VIETNAM COMPANY LIMITED		1,568	120	465	(262)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(in millions of Korean won)	December 31, 2023		2024[3]
	Total assets	Total liabilities	Operating revenues	Profit (loss) for the period
kt Cloud Co., Ltd. [1]	2,061,020	542,569	783,181	35,676
K-Realty Qualified Private Real Estate Investment Trust No. 1	79,220	50,681	4,356	(1,034)
AQUA RETAIL VIETNAM COMPANY LIMITED	1,903	497	528	(827)
kt netcore. Co. Ltd.	61,213	79	—	134
kt p&m	10,029	96	—	(67)

[1]	As intermediate controlling companies, financial information from their consolidated financial statements is presented.
[2]	Convertible preferred stock issued by subsidiaries as of the end of the reporting period is included in liabilities.
[3]	Profit or loss of companies newly included in consolidated financial statements from the acquisition date of control to the end of the reporting period is included.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

	December 31, 2023			2023[3]
(In millions of Korean won)	Total assets		Total liabilities	Operating revenues	Profit (loss) for the period
KT Linkus Co., Ltd.	~~W~~	64,178	63,452	81,139	821
KT Telecop Co., Ltd.		375,596	235,947	525,946	5,728
KT Alpha Co., Ltd.		443,639	191,254	434,839	19,352
KT Service Bukbu Co., Ltd.		63,760	55,360	241,792	1,212
KT Service Nambu Co., Ltd.		71,576	58,745	290,985	1,354
BC Card Co., Ltd. [1]		6,352,878	4,722,432	4,025,023	76,545
H&C Network		81,107	4,863	27,204	1,814
Nasmedia Co., Ltd. [1]		513,311	262,336	146,769	17,703
KTDS Co., Ltd. [1]		393,667	202,067	727,261	33,971
KT M&S Co., Ltd.		258,477	209,075	695,134	3,783
KT MOS Bukbu Co., Ltd.		50,750	28,431	101,237	8,457
KT MOS Nambu Co., Ltd.		46,839	26,012	101,071	5,749
KT Skylife Co., Ltd. [1]		1,220,842	479,369	1,027,986	(109,407)
KT Estate Inc. [1]		2,664,880	1,021,741	594,526	17,407
KT GDH Co., Ltd.		7,760	1,501	4,346	648
KT Sat Co., Ltd.		699,607	88,524	182,149	30,502
KT Sports Co., Ltd.		26,615	11,299	66,251	(12,386)
KT Music Contents Fund No.2		5,558	1,772	534	(992)
KT M Mobile Co., Ltd.		176,838	69,317	300,523	5,605
KT Investment Co., Ltd. [1]		83,638	57,420	24,976	2,180
KTCS Corporation [1]		434,900	234,850	1,035,366	15,804
KTIS Corporation		447,609	243,519	592,960	13,922
Next Connect PFV		946,687	629,809	—	(29,889)
KT Japan Co., Ltd. [1]		2,015	3,341	2,770	(110)
KT America, Inc.		6,013	701	8,928	133
KT Rwanda Networks Ltd. [2]		134,847	313,787	26,750	(57,628)
AOS Ltd. [2]		10,763	1,983	8,252	128
KT Hong Kong Telecommunications Co., Ltd.		11,142	5,121	19,279	143
KT Huimangjieum [1]		8,073	2,715	16,280	1,012
KT Engineering Co., Ltd.		160,243	104,005	250,483	5,327
KT Studio Genie Co., Ltd. [1]		989,187	259,413	540,256	13,507
Lolab Co., Ltd.		42,744	37,838	172,543	(12,938)
East Telecom LLC [1]		48,483	22,632	30,212	7,723
KT ES Pte. Ltd. [1]		117,009	90,392	87,837	(124,850)
KTP SERVICES INC.		2,967	919	671	235
Altimedia Corporation [1]		48,381	12,374	45,013	7,352
KT RUS LLC		501	10	—	(378)
KT DX VIETNAM COMPANY LIMITED		1,694	102	82	(207)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

	December 31, 2023		2023[3]
(In millions of Korean won)	Total assets	Total liabilities	Operating revenues	Profit (loss) for the period
kt cloud Co., Ltd. [1]	1,983,972	503,241	678,313	63,956
KT HEALTHCARE VINA COMPANY LIMITED	12,730	439	—	(721)
K-Realty Qualified Private Real Estate Investment Trust No. 1	80,266	50,693	4,682	(1,037)
AQUA RETAIL VIETNAM COMPANY LIMITED	1,202	62	14	(248)

[1]	As intermediate controlling companies, financial information from their consolidated financial statements is presented.
[2]	Convertible preferred stock issued by subsidiaries as of the end of the reporting period is included in liabilities.
[3]	Profit or loss of companies newly included in consolidated financial statements from the acquisition date of control to the end of the reporting period is include

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2	Material Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated financial statements have been condensed, reformatted and translated into English from the original Korean language financial statements.

The consolidated financial statements of the Group have been prepared in accordance with K-IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The financial statements have been prepared on a historical cost basis, except for the following:

•	Certain financial assets and liabilities (including derivative instruments)

•	Defined benefit pension plans – plan assets measured at fair value

The preparation of the consolidated financial statements requires the use of critical accounting estimates. Management also needs to exercise judgement in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2	Changes in Accounting Policy and Disclosures

(1) New and amended standards and interpretations adopted by the Group

The Group has the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2024.

•	K-IFRS 1001 Presentation of Financial Statements (Amendment in 2020) - Classification of Liabilities as Current or Non-current

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

•	K-IFRS 1001 Presentation of Financial Statements (Amendment in 2023) – Non-current Liabilities with Covenants

The amendments specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date.

The amendments also specifies that the right to defer settlement of a liability for at least twelve months after the reporting date is not affected if an entity only has to comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.

•	K-IFRS 1007 Statement of Cash Flows and K-IFRS 1107 Financial Instruments: Disclosures (Amendment) - Supplier Finance Arrangements

The amendments add a disclosure objective to K-IFRS 1007 stating that an entity is required to disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows. In addition, K-IFRS 1117 was amended to add supplier finance arrangements as an example within the requirements to disclose information about an entity’s exposure to concentration of liquidity risk.

Note 19 provides the required disclosures related to these amendments.

•	K-IFRS 1116 Leases (Amendment) - Lease Liability in a Sale and Leaseback

The amendments to K-IFRS 1116 add subsequent measurement requirements for sale and leaseback transactions that satisfy the requirements in K-IFRS 1115 Revenue from Contracts with Customers to be accounted for as a sale. The amendments require the seller-lessee to determine ‘lease payments’ or ‘revised lease payments’ such that the seller-lessee does not recognise a gain or loss that relates to the right of use retained by the seller-lessee, after the commencement date.

A seller-lessee applies the amendments retrospectively in accordance with K-IFRS 1008 to sale and leaseback transactions entered into after the date of initial application, which is defined as the beginning of the annual reporting period in which the entity first applied K-IFRS 1116.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

•	K-IFRS 1001 Presentation of Financial Statements (Amendment in 2023) – Disclosure of Virtual Assets

The amendments to K-IFRS 1001 add additional disclosure requirements required by other standards for transactions related to virtual assets, setting out disclosure requirement for each case of 1) holding virtual assets, 2) holding virtual assets on behalf of customer, and 3) issuing virtual assets.

When holding a virtual asset, disclosure on the general information about virtual assets, the accounting policy applied and each virtual asset’s acquisition method, cost and the fair value at the end of the reporting period is required. Also, when issuing a virtual asset, the entity’s obligations and status of fulfilment of the obligation related to the issued virtual asset, the timing and amount of the recognized revenue of the sold virtual asset, the number of virtual assets held after issuance, and important contract details shall be disclosed.

(2) New and revised standards and interpretations in issue but not yet effective or adopted by the Group

At the date of authorization of these financial statements, the Group has not applied the following new and amended K-IFRS standards that have been issued but are not yet effective:

•	K-IFRS 1021 The Effects of Changes in Foreign Exchange Rates – Lack of Exchangeability

The amendments specify how to assess whether a currency is exchangeable, and how to determine the exchange rate when it is not.

The amendments state that a currency is exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations.

The amendments are effective for annual reporting periods beginning on or after 1 January 2025, with earlier application permitted. An entity is not permitted to apply the amendments retrospectively. Instead, an entity is required to apply the specific transition provisions included in the amendments.

•	K-IFRS 1109 Financial Instruments and K-IFRS 1107 Financial Instruments: Disclosures – Classification and measurement requirements of financial instruments

The amendments clarify the conditions related to the discharge of a financial liability before the settlement date when settling such financial liabilities using an electronic payment system. They further specify an interest feature, a contingent feature, financial assets with non-recourse features and contractually linked instruments which should be considered in assessing whether contractual cash flows of a financial asset are consistent with a basic lending arrangement. Furthermore, the amendments include additional disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and contractual terms that could change the timing or amount of contractual cash flows. The amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

•	K-IFRS 1109 Financial Instruments – Derecognition of lease liabilities and Transaction price

The amendments clarify that when a lessee has determined that a lease liability has been extinguished in accordance with K-IFRS 1109, the lessee is required to recognise any resulting gain or loss in profit or loss. Additionally, the amendments have replaced ‘their transaction price (as defined in K-IFRS 1115)’ in K-IFRS 1109:5.1.3 with ‘the amount determined by applying K-IFRS 1115’ to remove an inconsistency between K-IFRS 1109 and the requirements in K-IFRS 1115.

The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with earlier application permitted.

•	K-IFRS 1110 Consolidated Financial Statements – Determination of ‘de facto agent’

The amendments have amended KIFRS 1110:B74 to use less conclusive language and to clarify that the relationship described in K-IFRS1110:B74 is just one example of a circumstance in which judgement is required to determine whether a party is acting as a de facto agent.

The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with earlier application permitted.

•	K-IFRS 1101 First-time adoption of Korean International Financial Reporting Standards – Hedging accounting by a first-time adopter

The amendments have improved the consistency of the wording of K-IFRS 1101:B6 with the requirements for hedge accounting in K-IFRS 1109 and added cross-references to K-IFRS 1109:6.4.1 to improve the understandability of K-IFRS 1101.

The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with earlier application permitted.

•	K-IFRS 1107 Financial Instruments: Disclosures – Gain or loss on derecognition

The amendments have updated the obsolete cross-reference in K-IFRS 1107:B38 and aligned the wording of this paragraph with the terms used in K-IFRS.

The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with earlier application permitted.

•	K-IFRS 1007 Statement of Cash Flows: Cost method

The amendments have replaced the term ‘cost method’ with ‘at cost’ in K-IFRS 1007:37.

The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with earlier application permitted.

The Group is reviewing the impact of the above-listed amendments on the financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2.3	Consolidation

The Group has prepared the consolidated financial statements in accordance with K-IFRS 1110 Consolidated Financial Statements.

(a)	Subsidiaries

Subsidiaries are all entities (including special purpose entities (“SPEs”)) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. All other non-controlling interests are measured at fair values, unless otherwise required by other standards. Acquisition-related costs are expensed as incurred.

The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recoded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the profit or loss as a bargain purchase.

Intercompany transactions, balances and unrealized gains on transactions among group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b)	Changes in ownership interests in subsidiaries without loss of control

Any differences between the amount of the adjustment to non-controlling interest that do not result in loss of control and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Controlling Company.

(c)	Disposal of subsidiaries

When the Group ceases to have control over a subsidiary, any retained interest in the subsidiary is remeasured to its fair value with the change in carrying amount recognized in profit or loss.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(d)	Associates

Associates are entities over which the Group has significant influence but does not possess control or joint control. Investments in associates are accounted for using the equity method of accounting, after initially being recognized at cost. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. If the Group’s share of losses of an associate equals or exceeds its interest in the associate (including long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. If there is an objective evidence of impairment for the investment in the associate, the Group recognizes the difference between the recoverable amount of the associate and its book amount as impairment loss. If an associate uses accounting policies other than those of the Group for transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associate’s accounting policies conform to those of the Group when the associate’s financial statements are used by the Group in applying the equity method.

(e)	Joint arrangements

A joint arrangement, wherein two or more parties have joint control, is classified as either a joint operation or a joint venture. A joint operator recognizes its direct right to the assets, liabilities, revenues, and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues, and expenses. A joint venture has rights to the net assets relating to the joint venture and accounts for that investment using the equity method.

2.4	Segment Reporting

Information of each operating segment is reported in a manner consistent with the business segment reporting provided to the chief operating decision-maker (Note 34). The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2.5	Foreign Currency Translation

(a)	Functional and presentation currency

Items included in the financial statements of each entities in the Group are measured using the currency of the primary economic environment in which each entity operates (its functional currency). The consolidated financial statements are presented in Korean won, which is the presentation currency for the consolidated financial statements.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges or are attributable to monetary part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to financial instruments are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss within ‘other income’ or ‘other expense’.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities, such as equities held at fair value through profit or loss, are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets, such as equities classified as available-for-sale financial assets, are recognized in other comprehensive income.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2.6	Financial Assets

(a)	Classification

The Group classifies its financial assets in the following measurement categories:

•	those to be measured at fair value through profit or loss

•	those to be measured at fair value through other comprehensive income

•	those to be measured at amortized cost

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Group reclassifies debt investments when, and only when, its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of the investments in equity instruments that are not accounted for as other comprehensive income are recognized in profit or loss.

(b)	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

A.	Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group classifies its debt instruments into one of the following three measurement categories:

•

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.

•

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (and reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income’ or ‘finance costs’ and impairment loss in ‘finance costs’ or ‘operating expenses’.

•

Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income’ or ‘finance costs’ in the period in which it arises.

B.	Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividend income from such investments continue to be recognized in profit or loss as ‘finance income’ when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘finance income’ or ‘finance costs’ in the statement of profit or loss as applicable. Impairment loss (reversal of impairment loss) on equity investments, measured at fair value through other comprehensive income, are not reported separately from other changes in fair value.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(c)	Impairment

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables and lease receivables, the Group applies the simplified approach, which requires expected lifetime credit losses to be recognized from initial recognition of the receivables.

(d)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

(e)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

2.7	Derivative Instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting treatment for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group has hedge relationships and designates certain derivatives as:

•	hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges)

At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items.

The fair values of derivative financial instruments designated in hedge relationships are disclosed in Note 37.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. A non-derivative financial asset and a non-derivative financial liability is classified as a current or non-current based on its expected maturity and its settlement, respectively.

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity to the limit of the cumulative change in fair value (present value) of the hedge item (the present value of the cumulative change in the future expected cash flows of the hedged item) from the inception of the hedge. The ineffective portion is recognized in ‘finance income (costs)’.

Amounts of changes in fair value of effective hedging instruments accumulated in equity are recognized as ‘finance income (costs)’ for the periods when the corresponding transactions affect profit or loss.

When a hedging instrument expires, or is sold, terminated, exercised, or when a hedge no longer meets the criteria for hedge accounting, any accumulated cash flow hedge reserve at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset such as inventory. When the forecast transaction is no longer expected to occur, the cash flow hedge reserve and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

2.8	Trade Receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. Trade receivables are subsequently measured at amortized cost using the effective interest method, less loss allowance. See Note 6 for further information about the Group’s accounting treatment for trade receivables and Note 2.6 (c) for a description of the Group’s accounting policy on impairment.

2.9	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit(specific identification method).

2.10	Non-Current Assets Held-for-Sale

Non-current assets (or disposal groups) are classified as assets held-for-sale when their carrying amount will be recovered principally through a sale transaction rather than through continued use and when a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less selling costs.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2.11	Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

Useful Life
Buildings	5 – 40 years
Structures	5 – 40 years
Machinery and equipment (Telecommunications equipment and others)	2 – 40 years
Vehicles	4 – 10 years
Tools	3 – 6 years
Office equipment	2 – 10 years

The depreciation method, residual values, and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2.12	Investment Property

Real estate held for rental income or investment gains is classified as investment property and right-of-use asset. An investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 5 to 40 years.

2.13	Intangible Assets

(a)	Goodwill

Goodwill is measured as explained in Note 2.3 (a) and goodwill arising from acquisition of subsidiaries and businesses is included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of subsidiaries and business include the carrying amount of goodwill relating to the subsidiaries and businesses sold.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

(b)	Intangible assets excluding goodwill

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses. Membership rights (condominium membership and golf membership), subscription rights, broadcast license, facility-use rights, and transportation rights that have indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized. The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Useful Life
Development costs	3 - 10 years
Software	3 - 10 years
Frequency usage rights	5 - 10 years
Others[1]	1 - 50 years

[1]

Membership rights (condominium membership and golf membership), subscription rights, broadcast license, facility usage rights and transportation license included in others are classified as intangible assets with indefinite useful life.

2.14	Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Investment income earned on the temporary investment of specific borrowings on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2.15	Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are deferred and are presented as a credit in the statement of profit or loss within ‘other income’.

2.16	Impairment of Non-Financial Assets

Goodwill and intangible assets with indefinite useful life are tested annually for impairment at the end of each reporting period. If certain assets are deemed to be impaired, their recoverable amount is estimated in order to determine the impairment loss. The Group estimates the recoverable amount for each asset, and, in cases when the recoverable amount cannot be estimated for an asset, the recoverable amount of the cash generating unit to which the asset belongs is estimated. Corporate assets are allocated to individual cash generating units on a reasonable and consistent basis and if they cannot be allocated to individual cash generating units, they are allocated to the smallest group of cash generating units on a reasonable and consistent basis. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount (higher of its fair value less costs of disposal and value in use). Impairment loss on non-financial assets other than goodwill are evaluated for reversal at the end of each reporting period.

2.17	Trade and Other Payables

Trade and other payables amounts represent liabilities for goods and services provided to the Group prior to the end of reporting period which are unpaid. Trade and other payables are presented as current liabilities, unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

2.18	Financial Liabilities

(a)	Classification and measurement

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. Derivatives that are not designated as hedging instruments or derivatives separated from financial instruments containing embedded derivatives are also categorized as held for trading.

The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘trade and other payables’, ‘borrowings’ and ‘other financial liabilities’ in the statement of financial position.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Borrowings are initially recognized as the amount obtained by subtracting the transaction cost incurred from the fair value and is then measured as amortized cost. The difference between the consideration received (net of transaction cost) and the redemption amount is recognized as profit or loss over the period using the effective interest rate method. Fees paid to receive the borrowing limit are recognized as transaction costs for loans to the extent that they are likely to be borrowed as part or all of the borrowing limit. In this case, the fee will be deferred until the draw-down occurs. There is a high possibility that borrowings will be executed as part or all of the borrowing limit agreement (relevant fees to the extent that there is no evidence) are recognized as assets as advance payments for liquidity services and amortized over the relevant borrowing limit period.

Preferred shares that require mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares using the effective interest method are recognized in the statement of profit or loss as ‘finance costs’, together with interest expenses recognized from other financial liabilities.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

(b)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading and financial liabilities designated as at fair value through profit or loss. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading. Financial liabilities designed as at fair value through profit or loss are structured financial liabilities containing embedded derivatives issued by the Group.

2.19	Financial Guarantee Contracts

Financial guarantee contracts are recognized as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value, subsequently at the higher of the following amount, and the related liability is recognized as ‘other financial liabilities’ in the consolidated statement of financial position:

•	the amount determined in accordance with the expected credit loss model under Korean IFRS 1109 Financial Instruments

•	the amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with Korean IFRS 1115 Revenue from Contracts with Customers

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2.20	Employee Benefits

(a)	Post-employment benefits

The Group operates both defined contribution and defined benefit pension plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Generally, post-employment benefits are payable after the completion of employment, and the benefit amount depended on the employee’s age, periods of service or salary levels. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

(b)	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

(c)	Long-term employee benefits

Certain entities within the Group provide long-term employee benefits that are entitled to employees with service period for ten years and above. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. The Group recognizes service cost, net interest on other long-term employee benefits and remeasurements as profit or loss for the year. These liabilities are valued annually by an independent qualified actuary.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2.21	Share-Based Payments

Equity-settled share-based payment is recognized at fair value of equity instruments granted, and employee benefit expense is recognized over the vesting period. At the end of each period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

The acquiree may have outstanding share-based payment transactions that the acquirer does not exchange for its share-based payment transactions. If vested, those acquiree share-based payment transactions are part of the non-controlling interest in the acquiree and are measured at their market-based measure. If unvested, the market-based measure of unvested share-based payment transactions is allocated to the non-controlling interest on the basis of the ratio of the portion of the vesting period completed to the greater of the total vesting period and the original vesting period of the share-based payment transaction. The balance is allocated to post-combination service.

2.22	Provisions

Provisions for service warranties, recoveries, litigations and claims, and others are recognized when the Group presently hold legal or constructive obligation as a result of past events, and when it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, and the increase in the provision due to the passage of time is recognized as interest expense.

2.23	Leases

(a)	Lessee

The Group leases various repeater server racks, offices, communication line facilities, machinery, cars, and others.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

•	Amounts expected to be payable by the Group (the lessee) under residual value guarantees

•	The exercise price of a purchase option if the Group (the lessee) is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the Group (the lessee) exercising that option

Measurement of lease liability also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease.

The Group determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Group should consider a termination penalty in determining the period for which the contract is enforceable.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, which is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period in order to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs (leasehold deposits)

•	restoration costs

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less, such as vehicles, machinery, and others. Low-value assets are comprised of tools, office equipment, and others.

(b)	Lessor

Lease income from operating leases where the Group is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

(c)	Extension and termination option

Extension and termination options are included in a number of property and equipment leases across the Group. These terms are used to maximize operational flexibility in terms of managing contracts. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor. Information on critical accounting estimates and assumptions related to the determination of the lease term is presented in Note 3.

2.24	Share Capital

The Controlling Company classifies ordinary shares as equity.

Where the Controlling Company purchases its own shares, the consideration paid, including any directly attributable incremental costs, is deducted from equity until the share are cancelled or reissued. When these treasury shares are reissued, any consideration received is included in equity attributable to the equity holders of the Controlling Company.

2.25	Revenue Recognition

(a)	Identifying performance obligations

The Group mainly provides telecommunication services and sells handsets. The Group identifies performance obligations with a customer such as providing telecommunication services, selling handsets, and others. Revenue from handsets is recognized when a performance obligation is satisfied by transferring promised goods to customers, and the revenue from telecommunication services is recognized over the estimated contract periods of each service by transferring promised services to customers.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(b)	Allocation the transaction price and revenue recognition

The Group allocates the transaction price to each performance obligation identified in the contract based on a relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocates the transaction price on a relative stand-alone selling price basis. The stand-alone selling price is the price at which the Group would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Group sells that good or service separately in similar circumstances and to similar customers. The Group recognizes the allocated amount as contract assets or contract liabilities, and amortizes it through the remaining period which is adjusted in operating income.

(c)	Incremental contract acquisition costs

The Group pays commission fees when new customers subscribe to telecommunication services. The incremental contract acquisition costs are those commission fees that the Group incurs to acquire a contract with a customer that would not have been incurred if the contract had not been acquired. The Group recognizes the incremental contract acquisition costs as an asset and amortizes it over the expected period of benefit. However, as a practical expedient, the Group may recognize the incremental contract acquisition costs as an expense when it is incurred if the amortization period of the asset is one year or less.

(d)	Commission fees

Commission fees are recognized when it is probable that future economic benefits will flow to the entity and these benefits can be reliably measured. Revenues are measured at the fair value of the consideration received.

2.26	Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax expense is measured at the amount expected to be paid to taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amount will be available to utilize those temporary differences and losses.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, the Group recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset when the Group has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

2.27	Dividend

Dividend distribution to the Group’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Group’s shareholders.

2.28	Approval on Issuance of the Consolidated Financial Statements

The consolidated financial statements of 2024 were approved for issuance by the Board of Directors on March 10, 2025 and are subject to change with the approval of shareholders at their Annual General Meeting.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Group to make estimates and assumptions about the future. Management also needs to exercise judgment in applying the Group’s accounting policies. Estimates and assumptions are evaluated continuously and are based on historical experience and other factors, including reasonable expectations of future events under the given circumstances. As it is rare for the results of accounting estimates to be identical to actual results, significant risks exist that may lead to material adjustments.

Estimates and assumptions that have significant risks of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgement and assumptions of certain items are included in relevant notes.

3.1	Impairment of Non-Financial Assets (including Goodwill)

The Group determines the recoverable amount of a cash generating unit (CGU) based on fair value or value-in-use calculations to assess non-financial assets (including goodwill) for impairment (Note 12, 13).

3.2	Income Taxes

The Group’s taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain (Note29).

If a certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the Tax System for Recirculation of Corporate Income, the Group is liable to pay additional income tax calculated based on the tax laws. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new tax system. As the Group’s income tax is dependent on the investments as well as wage increase, there is uncertainty in measuring the final tax effects (Note 29).

3.3	Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 37).

3.4	Net Defined Benefit Liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 17).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3.5	Amortization of Contract Assets, Contract Liabilities and Contract Cost Assets

Contract assets, contract liabilities and contract cost assets recognized under the application of K-IFRS 1115 are amortized over the expected periods of customer relationships. The estimate of the expected terms of customer relationship is based on the historical data. If management’s estimate changes, it may cause significant differences in the timing of revenue recognition and amounts recognized.

3.6	Critical Judgments in Determining the Lease Term

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

For leases of property, machinery, and communication line facilities, the following factors are normally the most relevant:

•	If there are significant penalties to terminate (or not extend), the Group is typically reasonably certain to extend (or not terminate).

•	If any leasehold improvements are expected to have a significant remaining value, the Group is typically reasonably certain to extend (or not terminate).

•	Otherwise, the Group considers other factors including historical lease durations and the costs and business disruption required to replace the leased asset.

Most extension options in offices, retail stores and vehicles leases have not been included in the lease liability, because the Group can replace the assets without significant cost or business disruption.

The lease term is reassessed if an option is actually exercised (or not exercised) or the Group becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

4	Financial Instruments by Category

(1) Financial instruments by category as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
Financial assets	Financial assets at amortized cost		Financial assets at FVTPL	Financial assets at FVOCI	Derivatives used for hedging	Total
Cash and cash equivalents	~~W~~	3,716,680	—	—	—	3,716,680
Trade and other receivables		7,573,409	—	114,774	—	7,688,183
Other financial assets		962,653	1,029,926	1,665,368	445,471	4,103,418

(In millions of Korean won)	December 31, 2024
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at FVTPL	Derivatives used for hedging	Others	Total
Trade and other payables[1]	~~W~~	7,214174	—	—	—	7,214,174
Borrowings		10,520,690	—	—	—	10,520,690
Other financial liabilities		942,135	132,011	3	—	1,074,149
Lease liabilities		—	—	—	1,059,453	1,059,453

[1]	Amounts related to employee benefit plans are excluded in Trade and other payables.

(In millions of Korean won)	December 31, 2023
Financial assets	Financial assets at amortized cost		Financial assets at FVTPL	Financial assets at FVOCI	Derivatives used for hedging	Total
Cash and cash equivalents	~~W~~	2,879,554	—	—	—	2,879,554
Trade and other receivables		8,458,259	—	116,198	—	8,574,457
Other financial assets		1,385,921	939,661	1,680,168	159,211	4,164,961

(In millions of Korean won)	December 31, 2023
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at FVTPL	Derivatives used for hedging	Others	Total
Trade and other payables[1]	~~W~~	8,317,822	—	—	—	8,317,822
Borrowings		10,218,165	—	—	—	10,218,165
Other financial liabilities		915,185	136,106	24,547	—	1,075,838
Lease liabilities		—	—	—	1,179,909	1,179,909

[1]	Amounts related to employee benefit plans are excluded in Trade and other payables.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(2)	Gains or losses arising from financial instruments by category for the years ended December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Financial assets at amortized cost
Interest income [1]	~~W~~	379,371	360,134
Gain on foreign currency transactions [4]		27,748	22,782
Gain on foreign currency translation		9,534	5,741
Loss on disposal		(2)	(3,409)
Loss on valuation		(184,942)	(172,966)

Financial assets at fair value through profit or loss
Interest income [1]		10,281	13,480
Dividend income [5]		8,411	6,918
Loss on valuation [6]		(66,133)	(31,965)
Gain on disposal		13,811	14,237
Gain on foreign currency transactions [4]		2,469	—
Gain on foreign currency translation		29,029	3,396

Financial assets at fair value through other comprehensive income
Interest income [1]		19,888	18,966
Dividend income [5]		62,220	52,813
Loss on disposal		(8,277)	(11,193)
Other comprehensive income (loss) for the year [2]		(7,602)	121,805

Derivative used for hedging
Gain on transactions		38,620	10,192
Gain on valuation [7]		361,844	34,092
Other comprehensive income for the year [2]		273,673	7,772
Reclassified to profit or loss from other comprehensive income for the year [2,3]		(276,568)	(29,178)

Financial liabilities at amortized cost
Interest expense [1]		(387,535)	(358,486)
Gain on valuation [8]		(5,866)	3,411
Loss on foreign currency transactions [4]		(41,959)	(24,054)
Loss on foreign currency translation		(421,608)	(93,004)

Financial liabilities at fair value through profit or loss
Loss on valuation		(3,221)	(7,394)
Gain on disposal		—	4,788
Interest expense [1]		—	(44)
Loss on foreign currency transactions [4]		—	(5)

Derivatives used for hedging
Gain on valuation		9,337	11,503
Other comprehensive income (loss) for the year [2]		(871)	7,557
Reclassified to profit or loss from other comprehensive income for the year [2,3]		(9,386)	(8,764)

Lease liabilities
Interest expense [1]		(47,556)	(52,035)

Total	~~W~~	(215,290)	(92,910)

[1]

BC Card Co., Ltd., etc., subsidiaries of the Group, recognized interest income and expenses as operating revenue and expenses, respectively. Related interest income recognized as operating revenue is ~~W~~ 106,005 million (2023: ~~W~~ 112,973 million) and related interest expense recognized as operating expense is ~~W~~ 57,872 million (2023: ~~W~~ 55,677 million) for the year ended December 31, 2024.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

[2]	The amounts directly reflected in equity after adjustments of deferred income tax.
[3]

During the years ended December 31, 2024 and 2023, certain derivatives of the Group were settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the year.

[4]

BC Card Co., Ltd., a subsidiary of the Group, recognized foreign currency transaction gain and loss and as operating revenue and expense. In relation to this, foreign currency transaction gain and loss recognized as operating revenue and expense amount to foreign exchange gain ~~W~~ 10,298 million (2023 foreign exchange gain: ~~W~~ 5,597 million), respectively, for the year ended December 31, 2024.

[5]

BC Card Co., Ltd., a subsidiary of the Group, recognized dividend income as operating revenue. Related dividend income recognized as operating revenue is ~~W~~ 1,701 million (2023: ~~W~~ 1,759 million) for the year ended December 31, 2024.

[6]

KT Investment Co., Ltd., etc., subsidiaries of the Group, recognized gain and loss on valuation of financial instruments measured at fair value through profit or loss as operating income and expenses. In relation to this, valuation gain and loss recognized as operating revenue and expense amount to valuation loss ~~W~~ 576 million (2023 valuation loss: ~~W~~ 11,112 million), for the year ended December 31, 2024.

[7]

BC Card Co., Ltd., a subsidiary of the Group, recognized gain and loss on valuation of derivatives as operating income and expenses. Related valuation gain recognized as operating revenue and expense is ~~W~~ 57 million (2023 valuation gain: ~~W~~ 48 million), for the year ended December 31, 2024.

[8]	KT Cloud Co., Ltd., a subsidiary of the Group, recognized gain on valuation as convertible preferred stock of ~~W~~ 317,178 million for the year ended December 31, 2024.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

5	Cash and Cash Equivalents

Restricted cash and cash equivalents as of December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	December 31, 2024		December 31, 2023	Description
Bank deposits	~~W~~	153,185	49,555	Deposit restricted for government project and others

Cash and cash equivalents in the consolidated statement of financial position equal to cash and cash equivalents in the consolidated statement of cash flows.

6	Trade and Other Receivables

(1)	Trade and other receivables as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	Total amounts		Provision for impairment	Present value discount	Carrying amount
Current assets
Trade receivables	~~W~~	3,309,177	(378,327)	(9,011)	2,921,839
Other receivables		3,335,066	(107,653)	(1,796)	3,225,617

Total		6,644,243	(485,980)	(10,807)	6,147,456

Non-current assets
Trade receivables		260,154	(1,299)	(14,977)	243,878
Other receivables		1,405,923	(96,941)	(12,133)	1,296,849

Total	~~W~~	1,666,077	(98,240)	(27,110)	1,540,727

(In millions of Korean won)	December 31, 2023
	Total amounts		Provision for impairment	Present value discount	Carrying amount
Current assets
Trade receivables	~~W~~	3,596,899	(330,002)	(9,165)	3,257,732
Other receivables		3,990,900	(76,089)	(2,254)	3,912,557

Total		7,587,799	(406,091)	(11,419)	7,170,289

Non-current assets
Trade receivables		318,429	(1,288)	(19,476)	297,665
Other receivables		1,227,929	(107,547)	(13,879)	1,106,503

Total	~~W~~	1,546,358	(108,835)	(33,355)	1,404,168

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(2)

The fair values of trade and other receivables with original maturities less than one year are equal to their carrying amounts because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined by discounting the expected future cash flow at the weighted average interest rate.

(3)	Details of changes in provisions for impairment the years ended December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024			2023
	Trade receivables		Other receivables	Trade receivables	Other receivables
Beginning balance	~~W~~	331,290	183,636	343,738	218,543
Provision		95,060	82,123	69,972	114,501
Reversal		—	(380)	—	(14,941)
Write-off/reimbursement		(51,811)	(65,921)	(69,246)	(129,108)
Changes in consolidation scope		—	—	(310)	(17)
Others		5,087	5,136	(12,864)	(5,342)

Ending balance	~~W~~	379,626	204,594	331,290	183,636

Provisions for impairment on trade and other receivables are recognized as operating expenses, other expenses and finance costs.

(4)	Details of other receivables as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Loans	~~W~~	42,413	51,854
Receivables [1]		2,913,728	3,539,742
Accrued income		40,950	43,920
Refundable deposits		264,054	299,935
Loans receivable		1,209,887	1,067,005
Finance lease receivables		202,372	141,883
Others		53,656	58,357
Less: Provision for impairment		(204,594)	(183,636)

Total	~~W~~	4,522,466	5,019,060

[1]	As of December 31, 2024, credit sales asset of ~~W~~ 1,970,895 million (December 31, 2023: ~~W~~ 2,696,505 million) held by BC Card Co., Ltd. are included.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(5)	The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as of December 31, 2024.

(6)

The Group classifies a certain portion of trade receivables as financial assets at fair value through other comprehensive income, based on business model for managing the asset and the cash flow characteristics of the contract.

7	Other Financial Assets and Liabilities

(1)	Details of other financial assets and liabilities as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Other financial assets
Financial assets at amortized cost [1]	~~W~~	962,653	1,385,921
Financial assets at fair value through profits of loss [1,2]		1,029,926	939,661
Financial assets at fair value through other comprehensive income		1,665,368	1,680,168
Derivatives used for hedging		445,471	159,211
Less: Non-current		(2,759,170)	(2,724,761)

Current	~~W~~	1,344,248	1,440,200

Other financial liabilities
Financial liabilities at amortized cost [3,4]	~~W~~	942,135	915,185
Financial liabilities at fair value through profits or loss		132,011	136,106
Derivatives used for hedging		3	24,547
Less: Non-current		(722,517)	(753,739)

Current	~~W~~	351,632	322,099

[1]

As of December 31, 2024, the Group’s financial instruments amount to ~~W~~ 97,913 million (December 31, 2023: ~~W~~ 98,309 million) and consist of checking account deposits, time deposits, and others which are subject to withdrawal restrictions.

[2]

As of December 31, 2024, the Group provided investments in Korea Software Financial Cooperative and others amounting to ~~W~~ 10,511 million (December 31, 2023: ~~W~~ 9,016 million) as a collateral in exchange for the payment guarantee provided by the Korea Software Financial Cooperative and others.

[3]	The amount includes liabilities related to the obligation to acquire additional shares in Epsilon Global Communications Pte. Ltd. and kt Cloud Co., Ltd. (Note 19).
[4]	The amount includes liabilities convertible preferred Stock issued by kt Cloud Co., Ltd. (Note 19).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(2)	Financial Assets at fair value through profit or loss

1)	Details of financial assets at fair value through profit or loss as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Equity instruments (Listed)	~~W~~	5,620	13,911
Equity instruments (Unlisted)		47,227	42,185
Debt instruments		971,805	880,549
Derivatives held for trading		5,274	3,016

Total		1,029,926	939,661
Less: Non-current		(826,708)	(782,143)

Current	~~W~~	203,218	157,518

2)

The maximum exposure to credit risks for debt instruments of financial assets at fair value through profit or loss is the carrying amount of each class of debt instruments above as of December 31, 2024.

(3)	Financial Assets at fair value through other comprehensive income

1)	Details of financial assets at fair value through other comprehensive income as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Equity instruments (Listed)	~~W~~	1,317,458	1,231,188
Equity instruments (Unlisted)		341,753	443,067
Debt instruments		6,157	5,913

Total		1,665,368	1,680,168
Less: Non-current		(1,665,368)	(1,680,168)

Current	~~W~~	—	—

2)

Upon disposal of these equity investments, any balance within the accumulated other comprehensive income is reclassified not to profit or loss, but to retained earnings. Upon disposal of these debt investments, the remaining balance of the accumulated other comprehensive income is reclassified to profit or loss.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(4)	Derivatives used for hedging

1)	Details of valuation of derivatives used for hedging as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024			December 31, 2023
	Assets		Liabilities	Assets	Liabilities
Interest rate swap	~~W~~	352	3	1,530	191
Currency swap [1]		445,119	—	157,681	24,356

Total		445,471	3	159,211	24,547
Less: Non-current		(261,719)	—	(107,802)	(23,696)

Current	~~W~~	183,752	3	51,409	851

[1]

The currency swap contract is to hedge the risk of variability in cash flow from the borrowings due to changes in interest rate and foreign exchange rate and the expected maximum period for the Group to be exposed to risks of cash flow fluctuation by hedged items is until September 7, 2034.

The entire fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item exceeds 12 months and, as a current asset or liability, if the maturity of the hedged item is within 12 months.

2)	Details of valuation gains and losses on the derivative instruments for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)
	2024				2023
Type of transaction	Valuation gain		Valuation loss	Other comprehensive loss[1]	Valuation gain	Valuation loss	Other comprehensive loss[1]
Interest rate swap	~~W~~	76	—	(1,044)	48	—	(2,945)
Currency swap		374,898	3,793	(16,773)	45,709	162	(27,273)

Total	~~W~~	374,974	3,793	(17,817)	45,757	162	(30,218)

[1]	The amounts are before adjustments for deferred income tax and allocations to non-controlling interests and have been directly reflected in equity.

3)

The effective portion recognized in profit or loss related to cash flow hedges amounts to valuation gains of ~~W~~ 364,863 million as other comprehensive income for the year ended December 31, 2024 (2023: valuation gains of ~~W~~ 20,430 million). The ineffective portion recognized in profit or loss related to cash flow hedges amounts to valuation gains of ~~W~~ 963 million as current profit or loss for the year ended December 31, 2024 (2023: valuation loss of ~~W~~ 41 million). In addition, the valuation gains reclassified from other comprehensive income to profit or loss amounts to ~~W~~ 382,680 million for the year ended December 31, 2024 (2023: ~~W~~ 50,648 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

4)	The unsettled amount of derivative instruments for the years ended December 31, 2024 and 2023, are as follows:

(i)	Hedging instruments

(in millions of Korean won and thousands of foreign currencies)	2024
				Book value of hedging instruments		Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency	Contract amount		Assets	Liabilities
USD	2,150,937	~~W~~	2,658,775	444,786	—	362,588
EUR	6,900		10,166	333	—	548
KRW	—		120,000	352	3	842

Total		~~W~~	2,788,941	445,471	3	363,978

(in millions of Korean won and thousands of foreign currencies)	2023
				Book value of hedging instruments		Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency	Contract amount		Assets	Liabilities
USD	2,011,509	~~W~~	2,417,473	157,681	23,465	44,413
JPY	400,000		4,357	—	660	(162)
EUR	7,700		10,283	—	231	381
KRW	—		240,000	1,530	191	707

Total		~~W~~	2,672,113	159,211	24,547	45,339

(ii) Hedged item

(in millions of Korean won)	2024				2023
Currency	Book value of hedged items		Changes in fair value to calculate the ineffective portion of hedges	Cash flow hedge reserves[1]	Book value of hedged items	Changes in fair value to calculate the ineffective portion of hedges	Cash flow hedge reserves[1]
USD	~~W~~	3,160,554	(358,087)	(42,425)	2,593,707	(44,365)	(30,415)
JPY		—	—	—	3,651	162	49
EUR		10,548	(437)	(228)	10,985	(581)	158
KRW		189,967	(674)	513	239,944	(596)	1,315

Total	~~W~~	3,361,069	(359,198)	(42,140)	2,848,287	(45,380)	(28,893)

[1]	The amount is after the deferred tax directly added or subtracted to the capital is reflected.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(5)	Financial Liabilities at fair value through profit or loss

1)	Details of financial liabilities at fair value through profit or loss as of December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	December 31, 2024		December 31, 2023
Derivatives held for trading [1,2]	~~W~~	132,011	136,106

[1]

The Group signed a shareholder-to-share agreement with financial investors participating in the paid-in capital increase of K Bank Inc. for the year ended December 31, 2024. According to the Drag-Along Right, if K Back inc. fails to be listed on the terms agreed upon for the date of completion of the acquisition, financial investors may exercise the Drag-Along right to the Group, and the Group may comply or exercise the right to claim for sale. If financial investors exercise the Drag-Along Right, the Group must exercise the right to claim for sale or guarantee the return on the terms agreed upon by financial investors.

[2]	The amount includes derivatives separated from convertible bonds issued by the Group (Note 15).

2)	The valuation gain and loss on financial liabilities at fair value through profit or loss for the years ended December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024			2023
	Valuation gain		Valuation loss	Valuation gain	Valuation loss
Derivatives liabilities held for trading	~~W~~	2,550	5,722	3,316	10,710

8	Inventories

Inventories as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)
	December 31, 2024				December 31, 2023
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	~~W~~	1,003,127	(99,517)	903,610	981,127	(102,215)	878,912
Others		37,123	(524)	36,599	33,350	—	33,350

Total	~~W~~	1,040,250	(100,041)	940,209	1,014,477	(102,215)	912,262

Cost of inventories recognized as expenses for the year ended December 31, 2024 amounts to ~~W~~ 3,500,950 million (2023: ~~W~~ 3,386,069 million) and reversal valuation loss on inventory amounts to ~~W~~ 2,174 million for the year ended December 31, 2024 (2023: ~~W~~ 6,205 million loss).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

9	Other Assets and Liabilities

Other assets and liabilities as of December 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Other assets
Advance payments	~~W~~	217,679	217,997
Prepaid expenses		170,544	146,628
Contract cost		1,738,164	1,727,468
Contract assets		800,806	832,520
Others		18,929	15,237
Less: Non-current		(843,991)	(827,297)

Current	~~W~~	2,102,131	2,112,553

Other liabilities
Advances received [1]	~~W~~	1,151,499	582,652
Withholdings		154,355	159,080
Unearned revenue [1]		38,327	27,392
Lease liabilities		1,059,453	1,179,909
Contract liabilities		273,320	278,749
Others		31,203	30,848
Less: Non-current		(782,520)	(950,015)

Current	~~W~~	1,925,637	1,308,615

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 25).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

10	Property and Equipment

(1)	Changes in property and equipment for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in millions of Korean won)	Land		Buildings and structures	Machinery and equipment	Others	Construction- in-progress	Total
Acquisition cost	~~W~~	1,324,508	4,903,073	43,611,280	1,182,144	1,035,198	52,056,203
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)	(2,384,943)	(33,804,601)	(993,798)	(650)	(37,184,124)

Beginning, net		1,324,376	2,518,130	9,806,679	188,346	1,034,548	14,872,079
Acquisition and capital expenditure		213	1,031	52,336	67,480	2,787,450	2,908,510
Disposal and termination		(1,928)	(3,095)	(68,834)	(2,758)	(5,470)	(82,085)
Depreciation		—	(153,399)	(2,589,318)	(72,676)	—	(2,815,393)
Impairment (recovery of impairment)		—	—	(6,374)	(809)	—	(7,183)
Transfer in (out)		4,430	42,289	2,306,814	13,324	(2,473,118)	(106,261)
Transfer from (to) investment properties		24,429	21,442	—	—	1,159	47,030
Acquisitions and dispositions of subsidiaries		—	(617)	(328)	(415)	—	(1,360)
Others		139	8,399	7,053	313	(5,427)	10,477

Ending, net	~~W~~	1,351,659	2,434,180	9,508,028	192,805	1,339,142	14,825,814

Acquisition cost	~~W~~	1,351,791	4,981,282	44,584,135	1,222,671	1,339,225	53,479,104
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)	(2,547,102)	(35,076,107)	(1,029,866)	(83)	(38,653,290)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

	2023
(in millions of Korean won)	Land		Buildings and structures	Machinery and equipment	Others	Construction- in-progress	Total
Acquisition cost	~~W~~	1,272,940	4,830,853	42,091,573	1,276,779	1,108,043	50,580,188
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)	(2,276,292)	(32,477,744)	(1,053,343)	(498)	(35,808,009)

Beginning, net		1,272,808	2,554,561	9,613,829	223,436	1,107,545	14,772,179
Acquisition and capital expenditure		844	5,072	75,412	78,400	3,029,380	3,189,108
Disposal and termination		(3,651)	(5,012)	(70,418)	(1,711)	(327)	(81,119)
Depreciation		—	(148,981)	(2,495,402)	(75,900)	—	(2,720,283)
Impairment (recovery of impairment)		—	—	(6,577)	(1)	(1,294)	(7,872)
Transfer in (out)		58,790	151,157	2,706,444	16,407	(3,092,670)	(159,872)
Transfer from (to) investment properties		(37,725)	(88,336)	—	—	(189)	(126,250)
Acquisitions and dispositions of subsidiaries		18,761	49,532	(14,981)	(44,543)	(3,205)	5,564
Others		14,549	137	(1,628)	(7,742)	(4,692)	624

Ending, net	~~W~~	1,324,376	2,518,130	9,806,679	188,346	1,034,548	14,872,079

Acquisition cost	~~W~~	1,324,508	4,903,073	43,611,280	1,182,144	1,035,198	52,056,203
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)	(2,384,943)	(33,804,601)	(993,798)	(650)	(37,184,124)

(2)

The borrowing costs capitalized for qualifying assets amount to ~~W~~ 18,976 million (2023: ~~W~~ 17,671 million) for the year ended December 31, 2024. The interest rate applied to calculate the capitalized borrowing costs, for the year ended December 31, 2024, is 1.86%~6.89% (2023: 1.86%~7.28%).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

11	Investment Properties

(1)	Changes in investment properties for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in millions of Korean won)	Land		Buildings	Construction- in-progress	Total
Acquisition cost	~~W~~	910,919	1,750,677	261,109	2,922,705
Less: Accumulated depreciation		(1,568)	(723,002)	—	(724,570)

Beginning, net		909,351	1,027,675	261,109	2,198,135
Acquisition		19,184	7,035	218,703	244,922
Disposal		(1,586)	(32,390)	—	(33,976)
Depreciation		—	(51,581)	—	(51,581)
Transfer from property and equipment		(24,429)	(21,442)	(1,159)	(47,030)
Transfer and others		(5,939)	856	(5,771)	(10,854)

Ending, net	~~W~~	896,581	930,153	472,882	2,299,616

Acquisition cost	~~W~~	898,149	1,665,797	472,882	3,036,828
Less: Accumulated depreciation		(1,568)	(735,644)	—	(737,212)

	2023
(in millions of Korean won)	Land		Buildings	Construction- in-progress	Total
Acquisition cost	~~W~~	881,360	1,577,736	137,108	2,596,204
Less: Accumulated depreciation		(1,568)	(661,278)	—	(662,846)

Beginning, net		879,792	916,458	137,108	1,933,358
Acquisition		—	57,529	153,279	210,808
Disposal		(8,167)	(9,323)	—	(17,490)
Depreciation		—	(52,869)	—	(52,869)
Transfer from property and equipment		37,725	88,336	189	126,250
Transfer and others		1	27,544	(29,467)	(1,922)

Ending, net	~~W~~	909,351	1,027,675	261,109	2,198,135

Acquisition cost	~~W~~	910,919	1,750,677	261,109	2,922,705
Less: Accumulated depreciation		(1,568)	(723,002)	—	(724,570)

(2)

The fair value of the Group’s investment properties is ~~W~~ 6,899,105 million as of December 31, 2024 (December 31, 2023: ~~W~~ 5,276,169 million). The fair value of investment properties is estimated based on the expected cash flow.

(3)

Rental income from investment properties is ~~W~~ 232,799 million in 2024 (2023: ~~W~~ 224,016 million) and direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period are recognized as operating expenses.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(4)

As of December 31, 2024, the Group (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease fee under this contract is ~~W~~ 98,315 million for one year or less, ~~W~~ 122,058 million for more than one year and less than five years, ~~W~~ 11,495 million for over five years, and ~~W~~ 231,868 million in total.

12	Intangible Assets

(1)	Changes in intangible assets for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in millions of Korean won)	Goodwill		Development costs	Software	Frequency usage rights	Others	Total
Acquisition cost	~~W~~	1,036,354	1,790,446	1,196,329	2,415,243	1,725,087	8,163,459
Less: Accumulated amortization (including accumulated impairment loss and others)		(547,927)	(1,651,846)	(1,043,667)	(1,277,051)	(1,109,107)	(5,629,598)

Beginning, net		488,427	138,600	152,662	1,138,192	615,980	2,533,861
Acquisition and capital expenditure [1]		—	12,417	23,404	—	185,424	221,245
Disposal and termination		—	(8,394)	(2,206)	—	(10,256)	(20,856)
Amortization		—	(39,959)	(50,811)	(348,297)	(212,582)	(651,649)
Impairment		(211,806)	—	(118)	—	(27,388)	(239,312)
Changes in consolidation scope		(4,214)	—	(116)	—	(9,516)	(13,846)
Others		1,372	1,447	31,776	2,646	(3,944)	33,297

Ending, net	~~W~~	273,779	104,111	154,591	792,541	537,718	1,862,740

Acquisition cost	~~W~~	1,055,180	1,763,627	1,251,365	2,415,507	1,811,079	8,296,758
Less: Accumulated amortization (including accumulated impairment loss and others)		(781,401)	(1,659,516)	(1,096,774)	(1,622,966)	(1,273,361)	(6,434,018)

[1]	The amounts include the transferred amount from Property and Equipment account.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

	2023
(in millions of Korean won)	Goodwill		Development costs		Software	Frequency usage rights	Others	Total
Acquisition cost	~~W~~	1,037,887	~~W~~	1,803,687	1,156,951	2,617,707	1,532,061	8,148,293
Less: Accumulated amortization (including accumulated impairment loss and others)		(329,664)		(1,631,831)	(1,001,875)	(1,129,451)	(925,639)	(5,018,460)

Beginning, net		708,223		171,856	155,076	1,488,256	606,422	3,129,833
Acquisition and capital expenditure[1]		—		33,078	38,603	37	238,019	309,737
Disposal and termination		—		(4,812)	(397)	—	(6,431)	(11,640)
Amortization[2,3]		—		(63,052)	(52,265)	(350,276)	(226,316)	(691,909)
Impairment		(230,352)		(128)	(16)	—	(5,711)	(236,207)
Changes in consolidation scope		6,207		—	(108)	—	(69)	6,030
Others		4,349		1,658	11,769	175	10,066	28,017

Ending, net	~~W~~	488,427		138,600	152,662	1,138,192	615,980	2,533,861

Acquisition cost	~~W~~	1,036,354		1,790,446	1,196,329	2,415,243	1,725,087	8,163,459
Less: Accumulated amortization (including accumulated impairment loss and others)		(547,927)		(1,651,846)	(1,043,667)	(1,277,051)	(1,109,107)	(5,629,598)

[1]	The amounts include the transferred amount from Property and Equipment account.
[2]	The amounts include the transferred amount to Servicing costs.
[3]	Amounts include ~~W~~ 52,179 million which is the changed effect of useful life from Media Contents asset.

(2)

The carrying amount of membership rights with an indefinite useful life not subject to amortization, except for goodwill, is ~~W~~ 203,227 million as of December 31, 2024 (December 31, 2023: ~~W~~ 212,910 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(3)	Goodwill is allocated to the Group’s cash-generating unit, which is identified by operating segments. As of December 31, 2024, goodwill allocated to each cash-generation unit is as follows:

(In millions of Korean won)
Cash-Generating Unit	Amount
Mobile services	~~W~~	65,057
BC Card Co., Ltd..		41,234
HCN Co., Ltd.		2,630
GENIE Music Corporation		38,296
MILLIE Co., Ltd.		54,725
PlayD Co., Ltd.		26,225
KT Telecop Co., Ltd.		15,418
KT MOS Bukbu Co., Ltd. and others		30,194

Total	~~W~~	273,779

The recoverable amount of goodwill has been determined based on the fair value obtained by calculating the value in use or deducting the cost of disposal. The pre-tax cash flow estimate was used to calculate the value of use based on the financial budget, such as the budget for the next five years. Cash flows after the estimated period were estimated using the expected growth rate, and the growth rate does not exceed the long-term average growth rate of the industry to which the cash-generating unit belongs. The Group determines the growth margin rate based on past performance and expectations of future market changes. The Group has determined pre-tax cash flow estimates based on past earnings and market growth forecasts, and the discount rate used reflects the specific risks of related operations.

The pre-tax discount rates applied to the calculation of the value in use of major goodwill related to BC Card Co., Ltd., GENIE Music Corporation, MILLIE Co., Ltd., etc. are 4.09%, 17.28%, 17.19%, etc., and the terminal growth rates are 0%, 0%, 1%, etc., respectively.

As a result of the impairment test of goodwill, the impairment loss are ~~W~~ 211,805 million, allocated in full to goodwill and recognized as other expenses.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

13	Investments in Associates and Joint Ventures

(1)	Details of associates as of December 31, 2024 and 2023, are as follows:

	Percentage of ownership (%)		Location	Closing month
	December 31, 2024	December 31, 2023
KIF Investment Fund	33.3%	33.3%	Korea	December
K Bank Inc.	33.7%	33.7%	Korea	December
HD Hyundai Robotics Co., Ltd. [1]	10.0%	10.0%	Korea	December
Megazone Cloud Corporation [1]	6.8%	6.8%	Korea	December
IGIS No. 468-1 General Private Real Estate Investment Company	44.6%	44.6%	Korea	December
KT-DSC Creative Economy Youth Start-up Investment Fund	28.6%	28.6%	Korea	December
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC	35.3%	35.3%	Korea	December

[1]

Although the Group holds less than 20% interest in ordinary share as of December 31, 2024, these entities are included in investments in associates as the Group exerts significant influence over operational and financial policies.

(2)	Changes in investments in associates and joint ventures for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Beginning		Acquisition (Disposal)	Share of net profit (loss) from associates and joint ventures [1]	Others	Ending
KIF Investment Fund	~~W~~	177,054	—	12,396	1,675	191,125
K Bank Inc.		872,881	—	43,614	1,146	917,641
HD Hyundai Robotics Co., Ltd.		47,734	—	(1,138)	(766)	45,830
Megazone Cloud Corporation		131,694	—	(3,047)	2,126	130,773
IGIS No. 468-1 General Private Real Estate Investment Company		23,484	—	(110)	—	23,374
KT-DSC Creative Economy Youth Start-up Investment Fund		25,117	(275)	(8,046)	(845)	15,951
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		11,942	—	(2,215)	—	9,727
LS Marine Solution Co., Ltd.		23,492	(19,656)	237	(4,073)	—
Others [1]		243,491	41,542	(35,662)	(21,560)	227,811

Total	~~W~~	1,556,889	21,611	6,029	(22,297)	1,562,232

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

	2023
(In millions of Korean won)	Beginning		Acquisition (Disposal)	Share of net profit (loss) from associates and joint ventures [1]	Others	Ending
KIF Investment Fund	~~W~~	170,979	—	5,443	632	177,054
K Bank Inc.		852,756	—	1,089	19,036	872,881
HD Hyundai Robotics Co., Ltd.		49,372	—	(1,637)	(1)	47,734
Megazone Cloud Corporation		136,199	—	(4,583)	78	131,694
IGIS No. 468-1 General Private Real Estate Investment Company		23,589	—	(105)	—	23,484
KT-DSC Creative Economy Youth Start-up Investment Fund		22,123	(500)	3,494	—	25,117
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC		16,620	—	(4,678)	—	11,942
LS Marine Solution Co., Ltd.		—	—	255	23,237	23,492
Others [1]		209,084	101,887	(34,912)	(32,568)	243,491

Total	~~W~~	1,480,722	101,387	(35,634)	10,414	1,556,889

[1]

KT Investment Co., Ltd., a subsidiary of the Group, recognized net profit (loss) in the investments in associates as operating income. Net loss recognized as operating income for the year ended December 31, 2024 amount to ~~W~~ 293 million (2023: net loss of ~~W~~ 899 million).

(3)	Summarized financial information of associates and joint ventures as at and for the years ended December 31, 2024 and 2023, is as follows:

	December 31, 2024
(in millions of Korean won)	Current assets		Non-current assets	Current liabilities	Non-current liabilities
KIF Investment Fund	~~W~~	164,128	409,248	—	—
K Bank Inc.		31,085,824	105,858	29,176,699	10,453
HD Hyundai Robotics Co., Ltd.		235,763	120,778	101,300	4,422
Megazone Cloud Corporation		985,584	470,477	606,267	254,221
IGIS No. 468-1 General Private Real Estate Investment Company		161	52,209	11	—
KT-DSC Creative Economy Youth Start-up Investment Fund		435	55,796	404	—
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC		4,558	170,770	133,665	—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

	December 31, 2023
(in millions of Korean won)	Current assets		Non-current assets	Current liabilities	Non-current liabilities
KIF Investment Fund	~~W~~	128,344	402,819	—	—
K Bank Inc.		21,320,790	89,812	19,541,076	4,516
HD Hyundai Robotics Co., Ltd.		251,868	134,424	106,557	9,775
Megazone Cloud Corporation		874,778	267,605	341,679	205,087
IGIS No. 468-1 General Private Real Estate Investment Company		2,985	49,631	11	—
KT-DSC Creative Economy Youth Start-up Investment Fund		482	87,528	101	—
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC		5,690	145,769	107,553	—
LS Marine Solution Co., Ltd		66,767	80,307	23,906	207

	2024
(In millions of Korean won)	Operating revenue		Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)	Dividends received from associates
KIF Investment Fund	~~W~~	57,110	37,187	—	37,187	2,660
K Bank Inc.		1,225,818	136,113	806	136,919	—
Hyundai Robotics Co., Ltd.		214,941	(13,269)	1,311	(11,958)	—
Megazone Cloud Corporation		1,693,863	(18,575)	25,775	7,200	—
IGIS No. 468-1 General Private Real Estate Investment Company		5	(246)	—	(246)	—
KT-DSC Creative Economy Youth Start-up Investment Fund		23,668	(25,851)	—	(25,851)	1,505
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC		—	(442)	—	(442)	—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

	2023
(In millions of Korean won)	Operating revenue		Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)	Dividends received from associates
KIF Investment Fund	~~W~~	33,017	16,330	—	16,330	1,139
K Bank Inc.		946,559	10,560	56,609	67,169	—
Hyundai Robotics Co., Ltd.		167,949	(17,513)	(1,093)	(18,606)	—
Megazone Cloud Corporation		1,410,078	(34,760)	(3,021)	(37,781)	—
IGIS No. 468-1 General Private Real Estate Investment Company		6	(234)	—	(234)	—
KT-DSC Creative Economy Youth Start-up Investment Fund		19,849	12,227	—	12,227	—
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC		—	(406)	—	(406)	—
LS Marine Solution Co., Ltd		70,779	11,618	(289)	11,329	—

(4)

Details of a reconciliation of the summarized financial information to the carrying amount of interests in the associates and joint ventures as at and for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in millions of Korean won)	Net assets (a)		Percentage of ownership (b)	Share in net assets (c)=(a)x(b)	Intercompany transaction and others (d)	Book amount (c)+(d)
KIF Investment Fund	~~W~~	573,376	33.33%	191,125	—	191,125
K Bank Inc.		2,004,530	33.72%	675,958	241,683	917,641
Hyundai Robotics Co., Ltd.		250,819	10.00%	25,082	20,748	45,830
Megazone Cloud Corporation		548,558	6.83%	37,457	93,316	130,773
IGIS No. 468-1 General Private Real Estate Investment Company		52,359	44.64%	23,374	—	23,374
KT-DSC Creative Economy Youth Start-up Investment Fund		55,827	28.57%	15,951	—	15,951
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC		41,663	35.29%	14,705	(4,978)	9,727

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

	2023
(in millions of Korean won)	Net assets (a)		Percentage of ownership (b)	Share in net assets (c)=(a)x(b)	Intercompany transaction and others (d)	Book amount (c)+(d)
KIF Investment Fund	~~W~~	531,164	33.33%	177,054	—	177,054
K Bank Inc.		1,865,010	33.72%	628,910	243,971	872,881
Hyundai Robotics Co., Ltd.		269,960	10.00%	26,996	20,738	47,734
Megazone Cloud Corporation		547,786	6.83%	37,404	94,290	131,694
IGIS No. 468-1 General Private Real Estate Investment Company		52,605	44.64%	23,484	—	23,484
KT-DSC Creative Economy Youth Start-up Investment Fund		87,908	28.57%	25,117	—	25,117
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC		43,905	35.29%	15,496	(3,554)	11,942
LS Marine Solution Co., Ltd		122,961	7.30%	8,972	14,520	23,492

(5)

Due to discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ~~W~~ 1,760 million for the year ended December 31, 2024 (2023: ~~W~~ 833 million). The unrecognized accumulated comprehensive loss of associates and joint ventures as of December 31, 2024 is ~~W~~ 7,942 million (December 31, 2023: ~~W~~ 10,748 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

14	Trade and Other Payables

(1)	Details of trade and other payables as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Current liabilities
Trade payables	~~W~~	1,036,707	1,297,752
Other payables		6,358,084	6,757,170

Total	~~W~~	7,394,791	8,054,922

Non-current liabilities
Trade payables	~~W~~	1,035	3,202
Other payables		577,374	816,356

Total	~~W~~	578,409	819,558

(2)	Details of other payables as of December 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Non-trade payables [1]	~~W~~	4,578,424	5,207,165
Accrued expenses		1,293,627	1,267,700
Operating deposits		833,482	880,810
Others		229,925	217,851
Less: non-current		(577,374)	(816,356)

Current	~~W~~	6,358,084	6,757,170

1 As of December 31, 2024, credit sale liabilities amounting to ~~W~~ 1,612,495 million (December 31, 2023: ~~W~~ 2,314,077 million) held by BC Card Co., Ltd. (a subsidiary of the Group) are included.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

15	Borrowings

(1)	Details of borrowings as of December 31, 2024 and 2023, are as follows:

1)	Debentures

(In millions of Korean won and foreign currencies in thousands)			December 31, 2024			December 31, 2023
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 07, 2034	6.500%	USD 100,000	~~W~~	147,000	USD 100,000	~~W~~	128,940
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		588,000	USD 400,000		515,760
MTNP notes	Jul. 19, 2024	—	—		—	JPY 400,000		3,651
MTNP notes	Sep. 01, 2025	1.000%	USD 400,000		588,000	USD 400,000		515,760
FR notes [2]	Nov. 01, 2024	—	—		—	USD 350,000		451,290
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000		441,000	USD 300,000		386,820
MTNP notes	Aug. 08, 2025	4.000%	USD 500,000		735,000	USD 500,000		644,700
MTNP notes	Feb. 02. 2028	4.125%	USD 500,000		735,000	—		—
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 186-3rd Public bond	Jun. 26, 2024	—	—		—	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-3rd Public bond	Sep. 02, 2024	—	—		—	—		170,000
The 187-4th Public bond	Sep. 02, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-2nd Public bond	Jan. 15, 2024	—	—		—	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-2nd Public bond	Oct. 11, 2024	—	—		—	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-1st Public bond	Jan. 26, 2024	—	—		—	—		130,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—		140,000	—		140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—		50,000	—		50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	—		80,000	—		80,000
The 195-1st Public bond	Jun. 10, 2024	—	—		—	—		180,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—		80,000	—		80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—		40,000	—		40,000
The 196-1st Public bond	Jan. 27, 2025	2.596%	—		270,000	—		270,000

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of Korean won and foreign currencies in thousands)			December 31, 2024		December 31, 2023
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—	100,000	—	100,000
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—	30,000	—	30,000
The 197-1st Public bond	Jun. 27, 2025	4.191%	—	280,000	—	280,000
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—	120,000	—	120,000
The 198-1st Public bond	Jan. 10, 2025	3.847%	—	70,000	—	70,000
The 198-2nd Public bond	Jan. 12, 2026	3.869%	—	150,000	—	150,000
The 198-3rd Public bond	Jan. 12, 2028	3.971%	—	80,000	—	80,000
The 199-1st Public bond	Jul. 11, 2025	4.028%	—	85,000	—	85,000
The 199-2nd Public bond	Jul. 10, 2026	4.146%	—	160,000	—	160,000
The 199-3rd Public bond	Jul. 12, 2028	4.221%	—	155,000	—	155,000
The 200-1st Public bond	Feb. 27, 2026	3.552%	—	120,000	—	—
The 200-2nd Public bond	Feb. 26, 2027	3.608%	—	200,000	—	—
The 200-3rd Public bond	Feb. 27, 2029	3.548%	—	80,000	—	—
The 201—1st Public bond	Dec. 02, 2027	2.899%	—	130,000	—	—
The 201—2nd Public bond	Dec. 02, 2029	2.918%	—	70,000	—	—
The 201—3rd Public bond	Dec. 02, 2034	3.057%	—	100,000	—	—
The 18-1st unsecured bond	Jul. 02, 2024	—	—	—	—	100,000
The 18-2nd unsecured bond	Jul. 02, 2026	2.224%	—	50,000	—	50,000
The 19—1nd unsecured bond	Jun. 12, 2027	3.691%	—	50,000	—	—
The 19-2nd unsecured bond	Jun. 12, 2029	3.783%	—	50,000	—	—
The 149-1st Won-denominated unsecured bond	Mar. 08, 2024	—	—	—	—	70,000
The 149-2nd Won-denominated unsecured bond	Mar. 10, 2026	1.756%	—	30,000	—	30,000
The 150-2nd Won-denominated unsecured bond	Apr. 08, 2024	—	—	—	—	30,000
The 151-2nd Won-denominated unsecured bond	May. 14, 2024	—	—	—	—	40,000
The 152-1st Won-denominated unsecured bond	Aug. 30, 2024	—	—	—	—	80,000
The 152-2nd Won-denominated unsecured bond	Aug. 28, 2026	1.982%	—	20,000	—	20,000
The 153-2nd Won-denominated unsecured bond	Nov. 11, 2024	—	—	—	—	70,000
The 154th Won-denominated unsecured bond	Jan. 23, 2025	2.511%	—	40,000	—	40,000

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of Korean won and foreign currencies in thousands)			December 31, 2024		December 31, 2023
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 155-1st Won-denominated unsecured bond	Feb. 29, 2024	—	—	—	—	50,000
The 155-2nd Won-denominated unsecured bond	Sep. 02, 2024	—	—	—	—	20,000
The 155-3rd Won-denominated unsecured bond	Feb. 28, 2025	2.880%	—	20,000	—	20,000
The 156-1st Won-denominated unsecured bond [2]	Mar. 25, 2025	5Y CMS+0.404%	—	60,000	—	60,000
The 156-2nd Won-denominated unsecured bond [2]	Mar. 25, 2032	10Y CMS+0.965%	—	40,000	—	40,000
The 158th Won-denominated unsecured bond	Jan. 27, 2025	4.421%	—	50,000	—	50,000
The 159-1st Won-denominated unsecured bond	Aug. 09, 2024	—	—	—	—	30,000
The 159-2nd Won-denominated unsecured bond	Aug. 11, 2027	4.505%	—	30,000	—	30,000
The 160-1st Won-denominated unsecured bond	Jun. 14, 2024	—	—	—	—	20,000
The 160-2nd Won-denominated unsecured bond	Dec. 13, 2024	—	—	—	—	20,000
The 160-3rd Won-denominated unsecured bond	Dec. 12, 2025	5.769%	—	30,000	—	30,000
The 161-1st Won-denominated unsecured bond	Jun. 21, 2024	—	—	—	—	10,000
The 161-2nd Won-denominated unsecured bond	Dec. 20, 2024	—	—	—	—	20,000
The 161-3rd Won-denominated unsecured bond	Jun. 20, 2025	5.594%	—	30,000	—	30,000
The 161-4th Won-denominated unsecured bond	Dec. 22, 2025	5.615%	—	10,000	—	10,000
The 162-2nd Won-denominated unsecured bond	Jan. 26, 2024	—	—	—	—	40,000
The 162-3rd Won-denominated unsecured bond	Apr. 26, 2024	—	—	—	—	10,000

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of Korean won and foreign currencies in thousands)			December 31, 2024		December 31, 2023
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 163-1st Won-denominated unsecured bond	Feb. 20, 2026	4.059%	—	20,000	—	20,000
The 163-2nd Won-denominated unsecured bond	Feb. 22, 2028	4.311%	—	80,000	—	80,000
The 164-1st Won-denominated unsecured bond	Apr. 12, 2024	—	—	—	—	10,000
The 164-2nd Won-denominated unsecured bond	Oct. 24, 2024	—	—	—	—	30,000
The 164-3rd Won-denominated unsecured bond	Apr. 14, 2028	4.220%	—	30,000	—	30,000
The 165-1st Won-denominated unsecured bond	May. 09, 2025	3.870%	—	30,000	—	30,000
The 165-2nd Won-denominated unsecured bond	Nov. 09, 2026	3.932%	—	10,000	—	10,000
The 165-3rd Won-denominated unsecured bond	May. 07, 2027	3.972%	—	30,000	—	30,000
The 166-1st Won-denominated unsecured bond	Nov. 22, 2024	—	—	—	—	20,000
The 166-2nd Won-denominated unsecured bond	Apr. 22, 2025	4.310%	—	40,000	—	40,000
The 166-3rd Won-denominated unsecured bond	May. 21, 2025	4.332%	—	10,000	—	10,000
The 166-4th Won-denominated unsecured bond	May. 22, 2025	4.332%	—	40,000	—	40,000
The 167-1st Won-denominated unsecured bond	Dec. 20, 2024	—	—	—	—	30,000
The 167-2nd Won-denominated unsecured bond	Jan. 22, 2025	3.864%	—	50,000	—	50,000
The 167-3rd Won-denominated unsecured bond	Feb. 21, 2025	3.864%	—	10,000	—	10,000
The 167-4th Won-denominated unsecured bond	Dec. 22, 2025	3.858%	—	10,000	—	10,000
The 168-1st Won-denominated unsecured bond	Jun. 05, 2025	3.687%	—	40,000	—	—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of Korean won and foreign currencies in thousands)			December 31, 2024			December 31, 2023
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 168-2nd Won-denominated unsecured bond	Aug. 06, 2025	3.703%	—		70,000	—		—
The 168-3rd Won-denominated unsecured bond	Oct. 02, 2025	3.724%	—		40,000	—		—
The 169th Won-denominated unsecured bond	Apr. 4, 2025	3.671%	—		50,000	—		—
The 170th Won-denominated unsecured bond	Jun. 12, 2026	3.688%	—		50,000	—		—
The 171-1st Won-denominated unsecured bond	Jun. 11, 2027	3.330%	—		20,000	—		—
The 171-2nd Won-denominated unsecured bond	Aug. 12, 2027	3.329%	—		60,000	—		—
The 172-1st Won-denominated unsecured bond	Mar. 6, 2026	3.514%	—		10,000	—		—
The 172-2nd Won-denominated unsecured bond	Mar. 9, 2026	3.514%	—		40,000	—		—
The 172-3rd Won-denominated unsecured bond	Sep. 9, 2026	3.474%	—		30,000	—		—
The 173-1st Won-denominated unsecured bond	Sep. 23, 2027	3.291%	—		60,000	—		—
The 173-2nd Won-denominated unsecured bond	Sep. 24, 2027	3.291%	—		50,000	—		—
The 173-3rd Won-denominated unsecured bond	Oct. 22, 2027	3.292%	—		40,000	—		—
The 174th Won-denominated unsecured bond	Nov. 10. 2025	3.339%	—		60,000	—		—
The 175-1st Won-denominated unsecured bond	Dec. 10. 2025	3.169%	—		50,000	—		—
The 175-2nd Won-denominated unsecured bond	Dec. 10. 2027	3.101%	—		50,000	—		—
The 176th Won-denominated unsecured bond	Dec. 18. 2026	3.134%	—		70,000	—		—
Subtotal					9,154,000			8,446,921

Less: Current portion					(3,073,474)			(1,924,523)
Discount on bonds					(24,177)			(19,248)

Total				~~W~~	6,056,349		~~W~~	6,503,150

[1]

As of December 31, 2024, the Controlling Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered on the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTNP was terminated in 2007.

[2]	The CMS (5Y) and CMS (10Y) is approximately 2.720% and 2.780%, respectively as of December 31, 2024.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2)	Convertible bonds

(In millions of Korean won)
Type	Issuance Date	Maturity	Annual interest Rate	December 31, 2024		December 31, 2023
The 1st CB (Private) [1]	Jun. 5, 2020	Jun. 5, 2025	[2]	~~W~~	8,000	8,000
Redemption premium					2,267	2,267
Conversion rights adjustment					(580)	(1,811)

	Subtotal				9,687	8,456
	Less: Current portion				(9,687)	(8,456)

	Total			~~W~~	—	—

[1]	Common shares of Storywiz are subject to conversion (appraisal period: June 5, 2021~May 4, 2025).
[2]	Nominal interest rate and maturity yield is approximately 0% and 5%, respectively, and will be settled on maturity.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3)	Borrowings

a.	Short-term borrowings

(In millions of Korean won)			December 31, 2024			December 31, 2023
Type	Financial institution	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Operational	Shinhan Bank [1]
		4.210%~6.280%	—	~~W~~	71,000	—	~~W~~	151,500
		5.430%~6.270%	—		13,090	—		—
		CD(91D)+1.800%	—		16,900	—		—
	Woori Bank [1]	CD(91D)+1.990%	—		20,000	—		20,000
		4.050%	—		70,000	—		70,000
		4.230%~5.330%	—		51,590	—		—
	Korea Development Bank	4.470%~5.940%	—		35,000	—		34,900
	Industrial Bank of Korea	4.340%	—		6,000	—		6,000
	Hana Bank	—	—		—	—		4,800
	KB SECURITIES	3.630%	—		120,000	—		69,635
	HSBC	—	—		—	USD 23,600		30,450
	NongHyup Bank [1]	4.340%	—		14,200	—		8,500
	Korea Investment	—	—		—	—		30,000
	Standard Chartered Bank [1]	CD(91D)+0.750%	—		32,000	—		—

	Total			~~W~~	450,140		~~W~~	425,785

[1]	As of December 31, 2024, the interest rates for the CD(91D) is 3.400%.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

b.	Long-term borrowings

(In millions of Korean won and thousands of foreign currencies)			December 31, 2024			December 31, 2023
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	1.000%	—	~~W~~	987	—	~~W~~	1,480
CA-CIB	General loans	3.820%	—		100,000	—		200,000
JPM	General loans	2.700%	—		100,000	—		200,000
DBS	General loans	3.820%	—		100,000	—		100,000
Shinhan Bank	General loans	4.090%	—		100,000	—		—
	General loans [2]	Term SOFR(3M)+1.700%	USD 8,910		13,098	USD 8,910		11,489
	General loans	—	—		—	USD 31,472		40,655
	General loans [3]	4.490%	—		62,398	—		62,398
	General loans [2]	Term SOFR(3M)+1.300%	USD 21,127		31,056	USD 21,127		27,241
	General loans [2]	Term SOFR(3M)+1.940%	USD 35,000		51,450	USD 35,000		45,129
	General loans [2]	—	—		—	—		16,900
Woori Bank	General loans [2]	EURIBOR(3M)+0.950%	EUR 6,900		10,548	EUR 7,700		10,985
	General loans	5.150%	—		26,526	—		41,526
Hi Investment & Securities	CP	2.302%	—		95,321	—		92,994
Bookook Investment	CP	—	—		—	—		19,525
Korea Investment	CP	3.622%	—		78,933	—		75,928
Korea Development Bank	General loans	4.740%~4.960%	—		33,000	—		137,000
KDB Bank Uzbekistan	loans [4]	23.000%	UZS 45,448,426		4,999	—		—
	loans [4]	10.300%	USD 5,400		7,725	—		—
NH Jayang	PF loans [2]	CD(91D)+1.150%	—		8,366	—		53,033
Kyobo Life Insurance	PF loans [2]	CD(91D)+1.150%~ CD(91D)+3.450%	—		44,385	—		84,586
Standard Chartered Bank Korea	PF loans [2]	CD(91D)+1.150%~ CD(91D)+3.450%	—		29,590	—		56,390
	General loans	—	—		—	—		32,000
Samsung Life Insurance	PF loans	1.860%~4.160%	—		24,658	—		46,992
Kookmin Bank	General loans	4.750%	—		8,000	—		—

Subtotal					931,040			1,356,251
Less: Current portion					(371,451)			(699,800)

Total				~~W~~	559,589		~~W~~	656,451

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a 7-year grace period.
[2]	EURIBOR (3M), Term SOFR (3M) and CD (91D) are approximately 2.714%, 4.692%, 3.400% respectively, as of December 31, 2024.
[3]	The general loans are repayable in installments over 4 years after a three-year grace period.
[4]	The general loans are repayable in installments over 3 years after a two-year grace period.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(2)	Repayment schedule of the Group’s debentures and borrowings including the portion of current liabilities as of December 31, 2024, is as follows:

(In millions of Korean won)
	Bonds				Borrowings			Total
	In local currency		In foreign currency	Sub- total	In local currency	In foreign currency	Sub- total
Jan.1, 2025 ~ Dec.31 2025	~~W~~	1,763,000	1,323,000	3,086,000	746,466	75,126	821,592	3,907,592
Jan.1, 2026 ~ Dec.31 2026		1,080,000	588,000	1,668,000	119,414	31,056	150,470	1,818,470
Jan.1, 2027 ~ Dec.31 2027		940,000	441,000	1,381,000	342,600	4,231	346,831	1,727,831
Jan.1, 2028 ~ Dec.31 2028		515,000	735,000	1,250,000	15,600	4,231	19,831	1,269,831
After Jan.1, 2029		1,630,000	147,000	1,777,000	38,225	4,232	42,457	1,819,457

Total	~~W~~	5,928,000	3,234,000	9,162,000	1,262,305	118,876	1,381,181	10,543,181

16.	Provisions

Changes in provisions for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Litigation		Restoration cost	Others	Total
Beginning balance	~~W~~	29,707	133,159	59,357	222,223
Increase (transfer)		26	11,628	15,629	27,283
Usage		(4,721)	(1,941)	(6,066)	(12,728)
Reversal		(3,322)	(1,658)	(6,931)	(11,911)
Others		—	573	(1,033)	(460)

Ending balance	~~W~~	21,690	141,761	60,956	224,407

Less: Current	~~W~~	(21,690)	(29,922)	(60,918)	(112,530)
Non-current		—	111,839	38	111,877

	2023
(In millions of Korean won)	Litigation		Restoration cost	Others	Total
Beginning balance	~~W~~	36,329	108,962	55,075	200,366
Increase (transfer)		592	26,381	10,656	37,629
Usage		(7,179)	(1,138)	(6,391)	(14,708)
Reversal		(35)	(653)	(2,096)	(2,784)
Changes in consolidation scope		—	—	(177)	(177)
Others		—	(393)	2,290	1,897

Ending balance	~~W~~	29,707	133,159	59,357	222,223

Less: Current	~~W~~	(29,130)	(26,945)	(59,134)	(115,209)
Non-current		577	106,214	223	107,014

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

17.	Net Defined Benefit Liabilities (Assets)

(1)	The amounts recognized in the statements of financial position as of December 31, 2024 and 2023, are determined as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Present value of defined benefit obligations	~~W~~	2,232,898	2,365,793
Fair value of plan assets		(2,153,792)	(2,462,925)

Liabilities	~~W~~	128,457	63,616

Assets	~~W~~	49,351	160,748

(2)	Changes in the defined benefit obligations for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning	~~W~~	2,365,793	2,218,655
Current service cost		224,071	213,489
Interest expense		88,882	103,874
Benefit paid		(626,899)	(358,298)
Remeasurements on defined benefit obligations:
Actuarial gains and losses arising from changes in demographic assumptions		11,531	1,903
Actuarial gains and losses arising from changes in financial assumptions		90,373	138,462
Actuarial gains and losses arising from experience adjustments		57,699	48,174
Others		21,448	(466)

Ending	~~W~~	2,232,898	2,365,793

(3)	Changes in the fair value of plan assets for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning	~~W~~	2,462,925	2,478,143
Interest income		97,708	121,336
Remeasurements on plan assets:
Return on plan assets (excluding amounts included in interest income)		(154)	9,410
Benefits paid		(583,162)	(307,762)
Employer contributions		172,622	165,128
Others		3,853	(3,330)

Ending	~~W~~	2,153,792	2,462,925

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(4)	Amounts recognized in the consolidated statement of profit or loss for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Current service cost	~~W~~	224,071	213,489
Net interest expense		(8,826)	(17,462)
Transfer out		(13,059)	(13,435)
Others		19,191	1

Total expenses	~~W~~	221,377	182,593

(5)	Principal actuarial assumptions used are as follows:

	December 31, 2024	December 31, 2023
Discount rate	3.24%~5.02%	3.67%~5.51%
Salary growth rate	1.66%~8.96%	1.70%~8.96%

(6)	The sensitivity of the defined benefit obligations as of December 31, 2024, to changes in the principal assumptions is:

(in percentage, in millions of Korean won)	Effect on defined benefit obligation
	Changes in assumption	Increase in assumption		Decrease in assumption
Discount rate	0.5% point	~~W~~	(73,763)	79,580
Salary growth rate	0.5% point		76,543	(71,924)

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

The above sensitivity analysis is based on changes in assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(7)

The Group actively monitors how the duration and the expected yield of the investments match the expected cash outflows arising from the pension obligations. Expected contributions to post-employment benefit plans, for the year ending December 31, 2025, are ~~W~~ 258,954 million.

The expected maturity analysis of undiscounted pension benefits as of December 31, 2024, is as follows:

(in millions of Korean won)	Less than 1 year	Between 1-2 years	Between 2-5 years	Over 5 years	Total
Pension benefits	~~W~~257,012	~~W~~265,473	~~W~~740,445	~~W~~2,048,227	~~W~~3,311,157

(8)	The weighted average duration of the defined benefit obligations is 6.8 years.

18.	Defined Contribution Plan

Recognized expense related to the defined contribution plan for the year ended December 31, 2024, is ~~W~~ 86,723 million (2023: ~~W~~ 85,174 million).

19.	Commitments and Contingencies

(1)	As of December 31, 2024, major commitments with local financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution			Limit		Used amount
Bank overdraft	Kookmin Bank and others	~~W~~		374,000		—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea			37,700		987
Economic Cooperation Business Insurance	Export-Import Bank of Korea			3,240		1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others			541,650		37,277
Plus electronic notes payable	Industrial Bank of Korea			50,000		3,058
Working capital loan	Korea Development Bank and others			1,584,440		303,140
	Shinhan Bank		USD	65,037	USD	65,037
	Woori Bank		EUR	6,900	EUR	6,900
Facility loans	Shinhan Bank and others			824,000		195,924
Derivatives transaction limit	Korea Development Bank and others		USD	2,120,000	USD	2,120,000
	KRW			3,415,030		542,118
Total	USD		USD	2,185,037	USD	2,185,037
	EUR		EUR	6,900	EUR	6,900

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(2)	As of December 31, 2024, guarantees received from financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution		Limit
	Guarantee for payment in Korean currency		4,000
	Comprehensive credit line and others		2,900
Hana Bank	Guarantee for payment in foreign currency	USD	59
	Comprehensive credit line and others	USD	10,300
	Performance guarantee and others	USD	59
Kookmin Bank	Guarantee for payment in foreign currency	USD	3,186
	Guarantee for payment in Korean currency		710
Shinhan Bank	Guarantee for payment in foreign currency and others	USD	98,842
	Corporate card issuance guarantee	VND	222,914
	Guarantee for payment in Korean currency		5,100
Woori Bank	Guarantee for payment in foreign currency	USD	7,000
	Guarantee for payment in foreign currency	EUR	6,900
	Performance guarantee and others	USD	270
HSBC	Guarantees for depositions	USD	807
Seoul Guarantee Insurance Company	Performance guarantee and others		404,991
Korea Software Financial Cooperative	Performance guarantee and others		1,611,632
Korea Specialty Contractor Financial Cooperative	Performance guarantee and others		135
Korea Housing Finance Corporation	Performance guarantee and others		26,526
Korea Housing & Urban Guarantee Corporation[1]	Performance guarantee and others		691,530
Information & Communication Financial Cooperative	Performance guarantee and others		838,244

Total	KRW		3,585,768
	USD		120,523
	EUR		6,900
	VND		222,914

[1]	Inventory assets (~~W~~ 449,448 million) and investment properties (~~W~~ 494,487 million) are provided as collateral with commitment respectively, as of December 31, 2024.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(3)	As of December 31, 2024, guarantees provided by the Group to third parties are as follows:

(In millions of Korean won)
	Subject to payment guarantees	Creditor	Limit	Used amount	Period
KT Estate Inc	Wonju Bando U-bora Mark Bridge Buyer	Hana Bank	103,000	68,780	Aug. 5, 2022 ~ Feb. 28, 2025
KT Engineering Co., Ltd.[1]	Gasan Solar Power Plant Inc.	Shinhan Bank	4,700	28	Jan. 7, 2010 ~ Jan. 8, 2025
Nasmedia Co., Ltd.	Stockholders Association Members	Korea Securities Finance Corp	748	249	—

[1]	KT Engineering Co., Ltd., a subsidiary of the Group, is subject to payment, depending on the reimbursement of principal debtor.

(4)

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd., a subsidiary, to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As of December 31, 2024, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 433 million.

(5)

For the year ended December 31, 2024 and 2023, the Group entered into agreements with the Securitization Specialty Companies (2024: First 5G 73rd to 78th Securitization Specialty Co., Ltd., 2023: First 5G 67th to 72nd Securitization Specialty Co., Ltd.) and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement, the Group will receive asset management fees upon liquidation of the securitization specialty company.

(6)

As of December 31, 2024, the Group is a defendant in 151 lawsuits with the total claimed amount of ~~W~~ 141,941 million (As of December 31, 2023: ~~W~~ 167,834 million). As of December 31, 2024, litigation provisions of ~~W~~ 21,690 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as of December 31, 2024 (Note 16).

(7)

Under the agreement of bond issuance and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

(8)	As of December 31, 2024, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

(9)	As of December 31, 2024, the contract amount of properties and equipments acquisition agreement made but not yet recognized amounts to ~~W~~ 350,949 million (As of December 31, 2023: ~~W~~ 489,231 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(10)	As of December 31, 2024, there are derivatives generated by the Group granting Drag-Along Right to financial investors participating in paid-in capital increase of K Bank Inc. (Note 7).

(11)

The Group entered into an agreement with financial investors of Epsilon Global Communications Pte regarding the acquisition of shares contract. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise Tag-Along Right, Drag-Along Right, and the right to sell shares for the convertible preferred shares they hold (Note 7).

(12)

The Group has an obligation for additional contributions as per agreement to Storm Ventures FUND VII and others. As of December 31, 2024, remaining amounts of USD 33,100 thousand and JPY 240,000 thousand will be invested through the Capital Call method in the future.

(13)

As of December 31, 2024, the Group has the amount of ~~W~~ 201,615 million (40%) of joint responsibility obligation and ~~W~~ 302,423 million (60%) of obligation to provide financial support as a construction investor during the construction period with respect to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure. During the operating period, the Group has the amount of ~~W~~ 438,312 million (100%) of obligation to provide financial support as an operating investor.

(14)

The Group has an agreement related to a stock sale contract with HYUNDAI MOBIS Co., Ltd., and HYUNDAI MOTOR COMPANY. If the Company intends to dispose of the acquired stocks to a third party after a certain period has elapsed from the date of the contract and the acquired stocks are to be disposed to a third party, HYUNDAI MOBIS Co., Ltd., and HYUND AI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

(15)

During the prior period, the Group entered into an agreement with equity investors who participated in the equity acquisition contract of kt Cloud Co., Ltd. According to this agreement, if conditions per the agreement are met, the financial investor may exercise a Tag-Along or a Put-Option to the Group in the future. In relation to this contract, the Group and the financial investor may settle mutual profits if there is a difference between the confirmed public offering price and the preliminary public offering price (Note 7).

(16)

As of December 31, 2024, The Group has the obligation of paying Minimum Guarantee as utilizing product bundling of Tving Co., Ltd., and the right to be paid a certain proportion of the excess as per agreement.

(17)	As of December 31, 2024, the Group has a put option that can be exercised in the event of a breach of contractual rights under the shareholders’ agreement with the Rwandan government.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(18)	Details of investment properties provided as collateral as December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	December 31, 2024
Collateral	Carrying amount		Secured amount	Related account	Related amount	Mortgagee
Land and buildings	~~W~~	79,959	76,668	Borrowings	63,890	Industrial Bank of Korea/Shinhan Bank/Standard Chartered Bank
Land and buildings		541,351	68,019	Deposits received	58,062	leaseholder

(in millions of Korean won)	December 31, 2023
Collateral	Carrying amount		Secured amount	Related account	Related amount	Mortgagee
Land and buildings	~~W~~	81,057	64,680	Borrowings	54,900	Industrial Bank of Korea/Shinhan Bank/Standard Chartered Bank
Land and buildings		555,921	64,877	Deposits received	55,965	leaseholder

(19)

The Group has established a supplier finance agreement with some suppliers, and suppliers participating in the supplier finance agreement can receive early payment on invoices sent to the Group from the Group’s external finance provider. The Group pays the finance provider in accordance with the usual payment terms to settle the debt. As of December 31, 2024, all financial liabilities subject to the supplier finance agreement are included in trade and other payables, and the carrying amount is ~~W~~ 16,081 million. Of these, the carrying amount of the part that the suppliers have already received from the finance provider is ~~W~~ 9,746 million. There were no significant non-cash changes in the carrying amount of the trade and other payables included in the Group’s supplier finance agreement.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

20.	Leases

Information of leases in which the Group is a lessee is as follows. Information when the Group is a lessor is described in Note 11.

(1)	Amounts recognized in the consolidated statement of financial position

The consolidated statements of financial position shows the following amounts relating to leases:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Right-of-use assets
Property and building	~~W~~	950,940	1,019,537
Machinery and communication line facilities		103,672	89,150
Others		158,158	196,276

Total	~~W~~	1,212,770	1,304,963

(In millions of Korean won)	December 31, 2024		December 31, 2023
Lease liabilities[1]
Current	~~W~~	349,264	307,868
Non-current		710,189	872,042

Total	~~W~~	1,059,453	1,179,910

[1]	Included in other current liabilities and other non-current liabilities (Note 9).

For the years ended December 31, 2024 and 2023, right-of-use assets related to leases increased by ~~W~~ 337,779 million and ~~W~~ 440,552 million, respectively.

(2)	Amounts recognized in the consolidated statement of profit or loss

The consolidated statement of profit or loss relating to leases for year ended December 31, 2024, and 2023, are as follows:

(In millions of Korean won)	2024		2023
Depreciation of right-of-use assets
Property and building	~~W~~	301,621	297,571
Machinery and communication line facilities		25,550	32,794
Others		83,754	72,372

Total	~~W~~	410,925	402,737

Interest expense relating to lease liabilities	~~W~~	47,556	52,035
Expense relating to short-term leases		8,048	8,804
Expense relating to leases of low-value assets that are not short-term leases		27,751	26,290
Expense relating to variable lease payments not included in lease liabilities		6,722	9,288

The total cash outflow for leases for the year ended December 31, 2024 and 2023 is ~~W~~ 508,230 million and ~~W~~ 500,392 million, respectively.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

21.	Share Capital

As of December 31, 2024 and 2023, the Group has 1,000,000,000 shares authorized to issue and details are as follows:

	December 31, 2024				December 31, 2023
	Number of issued shares	Par value per share (Korean won)		Ordinary Shares (in millions of Korean won)	Number of issued shares	Par value per share (Korean won)		Ordinary shares (in millions of Korean won)
Ordinary shares [1]	252,021,685	~~W~~	5,000	1,564,499	257,860,760	~~W~~	5,000	1,564,499

[1]	The Group retired 60,878,082 treasury shares against retained earnings. Therefore, the ordinary shares amount differs from the amount resulting from multiplying the number of shares issued.

22.	Retained Earnings

Details of retained earnings as of December 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Legal reserve [1]	~~W~~	782,249	782,249
Voluntary reserves [2]		4,651,362	4,651,362
Unappropriated retained earnings		8,346,165	9,060,819

Total	~~W~~	13,779,776	14,494,430

[1]

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Controlling Company’s majority shareholders.

[2]

The reserves of research and development of human resources in other surplus reserves are separately accumulated on disposal of retained earnings on tax filing adjustments when calculating income taxes in accordance with regulations of Tax Reduction and Exemption Control Act of Korea. Reversal of the reserves according to the relevant tax law can be paid out as dividends.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

23.	Accumulated Other Comprehensive Income and Other Components of Equity

(1)	As of December 31, 2024 and 2023, the details of the Controlling Company’s accumulated other comprehensive income, are as follows:

(in millions of Korean won)	December 31, 2024		December 31, 2023
Changes in investments in associates and joint ventures	~~W~~	7,746	4,023
Loss on derivatives valuation		(42,178)	(29,361)
Gain on valuation of financial assets at fair value through other comprehensive income		80,845	73,928
Exchange differences on translation for foreign operations		17,316	3,817

Total	~~W~~	63,729	52,407

(2)	Changes in accumulated other comprehensive income for the years ended December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024
	Beginning		Increase (decrease)	Reclassification to gain or loss	Ending
Changes in investments in associates and joint ventures	~~W~~	4,023	3,723	—	7,746
Gain (loss) on derivatives valuation		(29,361)	273,137	(285,954)	(42,178)
Gain on valuation of financial assets at fair value through other comprehensive income		73,928	6,917	—	80,845
Exchange differences on translation for foreign operations		3,817	13,499	—	17,316

Total	~~W~~	52,407	297,276	(285,954)	63,729

(in millions of Korean won)	2023
	Beginning		Increase (decrease)	Reclassification to gain or loss	Ending
Changes in investments in associates and joint ventures	~~W~~	(11,752)	15,775	—	4,023
Gain (loss) on derivatives valuation		(7,109)	15,690	(37,942)	(29,361)
Gain(loss) on valuation of financial assets at fair value through other comprehensive income		(52,100)	126,028	—	73,928
Exchange differences on translation for foreign operations		(6,815)	10,632	—	3,817

Total	~~W~~	(77,776)	168,125	(37,942)	52,407

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(3)	The Group’s other components of equity, as of December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	December 31, 2024		December 31, 2023
Treasury stock	~~W~~	(215,210)	(398,075)
Gain or loss on disposal of treasury stock [1]		2,862	3,220
Share-based compensation		7,106	8,773
Equity transactions within consolidated entities [2]		(432,318)	(416,336)

Total	~~W~~	(637,560)	(802,418)

[1]	The amount directly reflected in equity is ~~W~~ 120 million for the year ended December 31, 2024 (2023: ~~W~~ 101 million).
[2]	Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.

(4)	As of December 31, 2024 and 2023, the details of treasury stock, are as follows:

	December 31, 2024		December 31, 2023
Number of shares (in shares)		6,188,739	11,447,338
Amount (in millions of Korean won)	~~W~~	215,210	398,075

Treasury stocks held as of December 31, 2024, are expected to be used for stock compensation for the Group’s directors, employees, and other purposes.

24.	Share-Based Compensation

(1)

Details of share-based compensation granted by the Controlling to executives and employees, including the CEO, by the resolution of the Board of Directors for the years ended December 31, 2024 and 2023, are as follows:

2024

(in share)	18th grant
Grant date	June 20, 2024
Grantee	CEO, internal directors, external directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	~~W~~ 38,484
Total compensation costs (in Korean won)	~~W~~ 6,883 million
Estimated exercise date (exercise date)	During 2025
Valuation method	Fair value method

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2023

(in share)	17th grant
Grant date	June 15, 2023, Oct 17, 2023
Grantee	CEO, internal directors, external directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	~~W~~ 30,205
Total compensation costs (in Korean won)	~~W~~ 5,558 million
Estimated exercise date	May 29, 2024
Valuation method	Fair value method

(2)	Changes in the number of stock options for the years ended December 31, 2024 and 2023, are as follows:

(in share)	2024
	Beginning	Granted	Expired	Exercised[1]	Ending	Number of shares exercisable
16th grant	20,960	—	(6,158)	(7,171)	7,631	—
17th grant	307,182	—	(199,054)	(108,128)	—	—
18th grant	—	226,327	—	—	226,327	—

Total	328,142	226,327	(205,212)	(115,299)	233,958	—

(in share)	2023
	Beginning	Granted	Expired	Exercised[1]	Ending	Number of shares exercisable
16th grant	258,509	—	(105,859)	(131,690)	20,960	—
17th grant	—	307,182	—	—	307,182	—

Total	258,509	307,182	(105,859)	(131,690)	328,142	—

[1]	The weighted average price of ordinary shares at the time of exercise of the 16th and 17th grant, during the year ended December 31, 2024, is ~~W~~ 41,500, and ~~W~~ 36,000 (2023: ~~W~~ 29,550) respectively.

(3)

As of September 9, 2024, the Group granted 766 shares of Restricted Stock Unit to its executives and employees, and the fair value per share on the grant date is ~~W~~ 39,100. Under the share-based payment arrangement, 50% of the granted shares will vest if the employee completes one year of service and remains employed until the payment date. Additionally, 50% of the granted shares will vest if the employee completes four years of service and remains employed until the payment date.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

25.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

(1)	The Group has recognized the following amounts relating to revenue in the statement of profit or loss:

(in millions of Korean won)	2024		2023
Revenue from contracts with customers	~~W~~	26,198,406	26,152,257
Revenue from other sources		232,798	224,016

Total	~~W~~	26,431,204	26,376,273

(2)	Operating revenues for the years ended December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Services	~~W~~	23,005,958	22,994,687
Sales of goods		3,425,246	3,381,586

Total	~~W~~	26,431,204	26,376,273

Revenue from providing services are recognized over time, and sales of goods are recognized at a point in time. Revenues from construction commitments included in sales of goods are recognized using the percentage of completion method.

(3)	Contract assets and liabilities recognized in relation to the revenues from contracts with customers, are as follows:

(in millions of Korean won)	December 31, 2024		December 31, 2023
Contract assets [1]	~~W~~	977,514	1,130,745
Contract liabilities [1]		1,089,146	311,023
Deferred revenue [2]		87,209	81,067

[1]

The Group recognized contract assets of ~~W~~ 176,708 million and contract liabilities of ~~W~~815,826 million for long-term construction contract as of December 31, 2024 (December 31, 2023: contract assets of ~~W~~ 308,821 million and contract liabilities of ~~W~~ 32,274 million). The Group recognizes contract assets as trade receivables and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grant is excluded.

(4)	The contract costs recognized as assets are as follows:

(in millions of Korean won)	December 31, 2024		December 31, 2023
Incremental costs of obtaining a contract	~~W~~	1,666,042	1,656,711
Cost of contract performance		72,122	70,757
Total	~~W~~	1,738,164	1,727,468

As of December 31, 2024, the Group recognized ~~W~~ 1,715,915 million (2023: ~~W~~ 1,759,586 million) of operating expenses relate to contract assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(5)	For the years ended December 31, 2024 and 2023, revenue recognized from carried-forward contract liabilities and deferred revenue, is as follows:

(in millions of Korean won)	2024		2023
Revenue recognized that was included in the contract liabilities balance at the beginning of the year
Allocation of the transaction price	~~W~~	199,624	213,609
Deferred revenue of joining/installment fee		41,451	41,824

Total	~~W~~	241,075	255,433

26.	Operating Expenses

(1)	Operating expenses for the years ended December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Employee Benefit Cost	~~W~~	5,622,045	4,549,409
Depreciation		2,827,518	2,723,610
Depreciation of right-of-use assets		410,925	402,737
Amortization of intangible assets		639,268	683,784
Commissions		1,403,381	1,264,729
Interconnection charges		410,872	436,598
International interconnection fees		138,807	140,433
Purchase of inventories		3,526,723	3,595,345
Changes of inventories		(27,947)	(203,071)
Sales commissions		2,258,121	2,353,318
Service cost		2,147,869	2,237,132
Utilities		555,856	544,675
Taxes and dues		265,305	250,651
Rent		147,607	167,576
Insurance premium		68,443	66,737
Installation fee		164,969	174,238
Advertising expenses		169,189	153,750
Bad debt expenses		151,486	150,549
Card service costs		3,009,170	3,189,376
Others		1,732,126	1,844,923

Total	~~W~~	25,621,733	24,726,499

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(2)	Details of employee benefits for the years ended December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Salaries & Wages	~~W~~	4,270,815	4,225,459
Post-employment benefits (defined benefit plan)		221,376	182,593
Post-employment benefits (defined contribution plan)		86,723	85,174
Share-based payment		7,129	15,450
Others		1,036,002	40,733

Total	~~W~~	5,622,045	4,549,409

27.	Other Income and Other Expenses

(1)	Other income for the years ended December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Gain on disposal of property and equipment and investment properties	~~W~~	47,754	22,447
Gain on disposal of intangible assets		311	1,727
Gain on disposal of right-of-use assets		2,967	3,580
Property and Equipment loss recovery income		165,196	152,712
Income from government subsidies		1,261	40,725
Gain on disposal of investments in associates		19,074	6,982
Gain on disposal of investments in subsidiaries		52,688	28,825
Others		55,578	51,046

Total	~~W~~	344,829	308,044

(2)	Other expenses for the years ended December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Loss on disposal of properties and equipment	~~W~~	90,373	72,710
Loss on disposal of intangible assets		9,713	5,328
Loss on disposal of right-of-use assets		2,578	2,115
Loss on disposal of investments in associates		17	—
Loss on disposal of investments in subsidiaries		7,998	—
Impairment loss on property and equipment		7,183	7,871
Impairment loss on intangible assets		239,312	236,206
Donations		9,499	24,664
Other allowance for bad debts		26,475	34,112
Others		107,907	124,898

Total	~~W~~	501,055	507,904

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

28.	Financial Income and Costs

(1)	Details of finance income for the years ended December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Interest income	~~W~~	303,535	279,607
Gain on foreign currency transactions		27,268	27,407
Gain on foreign currency translation		43,566	11,944
Gain on derivatives transactions		48,566	12,304
Gain on valuation of derivatives		399,261	49,881
Gain on disposal of trade receivables		—	3,441
Dividend income		68,930	57,972
Gain on disposal of financial instruments		13,358	7,382
Gain on valuation of financial instruments		13,166	32,477
Others		—	3,862

Total	~~W~~	917,650	486,277

(2)	Details of finance costs for the years ended December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Interest expenses	~~W~~	374,665	356,345
Loss on foreign currency transactions		49,308	34,281
Loss on foreign currency translation		426,842	95,730
Loss on derivatives transactions		10,651	417
Loss on valuation of derivatives		3,793	6,598
Loss on disposal of trade receivables		7,955	17,980
Loss on valuation of financial instruments		112,154	55,049
Others		9,413	2,282

Total	~~W~~	994,781	568,682

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

29.	Deferred Income Tax and Income Tax Expense

(1)	Deferred Income Tax

1)	Deferred tax assets and deferred tax liabilities as of December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	December 31, 2024		December 31, 2023
Deferred tax assets
Deferred tax assets to be recovered within 12 months	~~W~~	409,151	404,234
Deferred tax assets to be recovered after more than 12 months		1,976,312	1,818,523

Deferred tax assets before offsetting		2,385,463	2,222,757

Deferred tax liabilities
Deferred tax liabilities to be recovered within 12 months	~~W~~	(748,888)	(491,817)
Deferred tax liabilities to be recovered after more than 12 months		(1,884,962)	(2,116,346)

Deferred tax liabilities before offsetting		(2,633,850)	(2,608,163)

Deferred tax assets after offsetting	~~W~~	671,609	608,924

Deferred tax liabilities after offsetting	~~W~~	919,996	994,330

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2)	The movement in deferred income tax assets and liabilities as of December 31, 2024 and 2023, before taking into consideration the offsetting of balances, is as follows:

(in millions of Korean won)	2024
	Beginning		Statement of profit or loss	Other comprehensive income	Ending
Deferred tax liabilities
Investments in subsidiaries, associates and joint ventures	~~W~~	(270,230)	730	(1,194)	(270,694)
Depreciation and impairment loss		(112,124)	9,797	—	(102,327)
Plan assets		(533,707)	71,001	590	(462,116)
Advanced depreciation provision		(518,080)	(5,128)	—	(523,208)
Contract assets		(421,824)	4,301	—	(417,523)
Financial assets at fair value through profit or loss		84	7,233	—	7,317
Financial assets at fair value through other comprehensive income		(102,627)	14,656	(1,932)	(89,903)
Others		(649,655)	(113,707)	(12,034)	(775,396)

Total	~~W~~	(2,608,163)	(11,117)	(14,570)	(2,633,850)

Deferred tax assets
Depreciation and impairment loss	~~W~~	116,746	(10,711)	—	106,035
Contract liabilities		111,978	(2,429)	—	109,549
Defined benefit liabilities		515,991	(66,182)	42,110	491,919
Provisions		146,171	20,394	—	166,565
Others		1,202,601	162,549	1,631	1,366,781

Total	~~W~~	2,093,487	103,621	43,741	2,240,849

Temporary difference, net		(514,676)	92,504	29,171	(393,001)
Tax credit carryforwards		129,270	15,344	—	144,614

Total net balance	~~W~~	(385,406)	107,848	29,171	(248,387)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(in millions of Korean won)	2023
	Beginning		Statement of profit or loss	Other comprehensive income	Ending
Deferred tax liabilities
Investments in subsidiaries, associates and joint ventures	~~W~~	(255,184)	(7,821)	(7,225)	(270,230)
Depreciation and impairment loss		(151,433)	39,309	—	(112,124)
Plan assets		(542,900)	8,367	826	(533,707)
Advanced depreciation provision		(521,939)	3,859	—	(518,080)
Contract assets		(424,302)	2,478	—	(421,824)
Financial assets at fair value through profit or loss		(420)	461	43	84
Financial assets at fair value through other comprehensive income		(60,629)	(53)	(41,945)	(102,627)
Others		(738,153)	90,876	(2,378)	(649,655)

Total	~~W~~	(2,694,960)	137,476	(50,679)	(2,608,163)

Deferred tax assets
Depreciation and impairment loss		188,832	(71,689)	(397)	116,746
Contract liabilities		121,289	(9,311)	—	111,978
Defined benefit liabilities		481,858	(6,705)	40,838	515,991
Provisions		151,955	(5,784)	—	146,171
Others		1,258,848	(58,388)	2,141	1,202,601

Total	~~W~~	2,202,782	(151,877)	42,582	2,093,487

Temporary difference, net		(492,178)	(14,401)	(8,097)	(514,676)
Tax credit carryforwards		102,971	26,299	—	129,270

Total net balance	~~W~~	(389,207)	11,898	(8,097)	(385,406)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3)	The tax impacts recognized directly to equity as of December 31, 2024 and 2023, are as follows:

	December 31, 2024				December 31, 2023
(in millions of Korean won)	Before recognition		Tax effect	After recognition	Before recognition	Tax effect	After recognition
Gain on valuation of financial assets at fair value through other comprehensive income	~~W~~	7,626	(1,932)	5,694	163,750	(41,945)	121,805
Loss on valuation of hedge instruments		(17,707)	4,555	(13,152)	(30,168)	7,555	(22,613)
Remeasurements of net defined benefit liabilities		(159,757)	42,700	(117,057)	(179,129)	41,664	(137,465)
Share of gain of associates and joint ventures, and others		4,715	(1,194)	3,521	28,715	(7,225)	21,490
Exchange differences on translation for foreign operations		59,053	(14,958)	44,095	32,376	(8,146)	24,230
Gain or loss on disposal of treasury stock		(76)	19	(57)	402	(101)	301

Total	~~W~~	(106,146)	29,190	(76,956)	15,946	(8,198)	7,748

(2)	Income Tax Expense

1)	Details of income tax expense for the years ended December 31, 2024 and 2023, are calculated as follows:

(in millions of Korean won)	2024		2023
Current income tax expenses	~~W~~	275,454	347,265
Impact of change in temporary difference		(107,848)	(11,898)

Income tax expense	~~W~~	167,606	335,367

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2)	The relationship between the Group’s profit before tax and income tax expense for the years ended December 31, 2024 and 2023, is as follows:

(in millions of Korean won)	2024		2023
Profit before income tax	~~W~~	584,701	1,324,085

Expected tax expense at statutory tax rate	~~W~~	143,999	339,196
Tax effect:
Income not taxable for tax purposes		(37,505)	(30,106)
Expenses not deductible for tax purposes		29,192	26,723
Tax credit and deductions		(42,422)	(78,459)
Others		74,342	78,013

Income tax expense	~~W~~	167,606	335,367

(3)	Deferred tax assets and deferred tax liabilities Not Recognized

1)	Details of deferred tax assets and liabilities that are not recognized as of December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Deductible temporary differences
Investment in subsidiaries, associates, and joint ventures	~~W~~	3,799,037	3,520,173
Unused tax loss		212,283	203,200
Unused Tax credit		5,071	2,338
Others		141,405	437,238

Total	~~W~~	4,157,796	4,162,949

Taxable temporary differences
Investment in subsidiaries, associates, and joint ventures	~~W~~	859,471	903,394
Others		2,631	211,201

Total	~~W~~	862,102	1,114,595

2)	The expected period of expiry for unused tax losses not recognized in deferred tax assets as of December 31, 2024 and 2023, is as follows:

(in millions of Korean won)	2024		2023
Less than 1 year		2,836	4,484
1~5 years		7,326	11,936
5~10 years		8,902	8,745
More than 10 years		193,219	178,035

Total	~~W~~	212,283	203,200

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

30.	Earnings per Share

(1)	Basic Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to the ordinary shares by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares held by the Group as treasury stock.

Basic earnings per share from operations for the years ended December 31, 2024 and 2023, is calculated as follows:

	2024		2023
Profit attributable to ordinary shares of owners of the Controlling Company (in millions of Korean won)	~~W~~	469,233	1,008,715
Weighted average number of ordinary shares outstanding (in number of shares)		245,910,192	249,470,072

Basic earnings per share (in Korean won)	~~W~~	1,908	4,043

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares from convertible bond and other share-based compensation.

(2)	Diluted Earnings per Share

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding assuming that all dilutive potential ordinary shares are converted into ordinary shares. The Group has dilutive potential ordinary shares from convertible bonds, convertible preferred stock, other share-based payments and others:

	2024		2023
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	469,233	1,008,715
Diluted profit attributable to ordinary shares (in millions of Korean won)	~~W~~	468,835	1,007,888
Number of dilutive potential ordinary shares outstanding (in number of shares)		94,393	119,263
Weighted average number of ordinary shares outstanding (in number of shares)		246,004,585	249,589,335

Diluted earnings per share (in Korean won)	~~W~~	1,906	4,038

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Diluted earnings per share is earnings per ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing diluted earnings for ordinary shares by the sum of the number of ordinary shares and dilutive potential ordinary shares. Convertible bonds and convertible preferred stocks without dilutive effects are excluded from the calculation.

31.	Dividend

The dividends paid by the Group in 2024 were ~~W~~ 482,970 million (~~W~~ 1,960 per share). The quarterly dividends paid by the Group in 2024 were ~~W~~ 368,685 million (~~W~~ 500 per share). The dividends paid by the Group in 2023 were ~~W~~ 501,844 million (~~W~~ 1,960 per share). A dividend in respect of the year ended December 31, 2024, of ~~W~~ 500 per share, amounting to a total dividend of ~~W~~ 122,916 million, is to be proposed at the shareholders’ meeting on March 31, 2025.

32.	Cash Generated from Operations

(1)	Cash flows from operating activities for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
1. Profit for the period	~~W~~	417,094	988,718
2. Adjustments for:
Income tax expense		167,607	335,367
Interest income [1]		(409,540)	(392,580)
Interest expense [1]		432,537	410,566
Dividends income [2]		(70,914)	(59,758)
Depreciation		2,866,974	2,773,152
Amortization of intangible assets		651,649	691,909
Depreciation of right-of-use assets		410,925	402,737
Provisions for severance benefits (defined benefits)		234,435	196,027
Impairment losses on trade receivables		184,942	175,244
Share of net profit or loss of associates and joint ventures		(8,294)	44,323
Gain on disposal of associates and joint ventures		(19,057)	(6,982)
Gain on disposal of subsidiaries		(44,690)	(28,825)
Loss on disposal of property, equipment and investment properties [3]		13,894	511
Impairment loss on property and equipment		7,183	7,871
Gain on disposal of right-of-use assets		(389)	(1,465)
Loss on disposal of intangible assets		9,402	3,601
Impairment loss on intangible assets		237,877	236,106
Loss on foreign currency translation		383,045	83,899
Gain on valuation and settlement of derivatives		(434,765)	(37,249)
Loss on disposal of financial assets at amortized cost		1	1

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Gain on disposal of financial assets at fair value through profit or loss	(10,793)	(2,225)
Loss on valuation of financial assets at fair value through profit or loss [4]	95,118	13,920
Others	166,366	158,820
3. Changes in operating assets and liabilities
Increase in trade receivables	(79,503)	(124,023)
Decrease (Increase) in other receivables	384,941	(1,085,527)
Decrease in other current assets	77,878	250,569
Increase in other non-current assets	(102,599)	(81,101)
Increase in inventories	(29,225)	(249,923)
Increase (decrease) in trade payables	(233,799)	121,515
Increase (decrease) in other payables	(289,044)	829,220
Increase in other current liabilities	568,475	314,208
Decrease in other non-current liabilities	(2,609)	(3,117)
Decrease in provisions	(6,536)	(5,083)
Increase (decrease) in deferred revenue	(1,900)	905
Decrease in plan assets	344,869	115,725
Payment of post-employment benefits (defined benefit)	(562,307)	(329,861)

4. Cash generated from operations (1+2+3)	5,349,248	5,747,195

[1]

Subsidiaries such as BC Card Co., Ltd. recognize interest income and expense as operating revenue and expense, respectively. Interest income of ~~W~~ 106,005 million (2023: ~~W~~ 112,973 million) recognized as operating revenue and interest expense of ~~W~~ 57,872 million (2023: ~~W~~ 55,677 million) recognized as operating expense, for the year ended December 31, 2024, are included in the adjustment.

[2]

BC Card Co., Ltd. recognized dividend income as operating revenue. Dividend income of ~~W~~ 1,701 million recognized as operating revenue for the year ended December 31, 2024 (2023: ~~W~~ 1,759 million) is included in the adjustment.

[3]

Gains and losses on disposal of investment properties of KT Estate Inc. are presented as operating revenue and operating expense, respectively. Gain on disposal of investment properties of ~~W~~ 28,725 million (2023: gain on disposal of investment properties of ~~W~~ 49,752 million) recognized as operating revenue and expense, for the year ended December 31, 2024, is included in the adjustment.

[4]

Subsidiaries such as KT Investment Co., Ltd. recognized gain and loss on valuation of financial assets at fair value through profit or loss as operating revenue and expense, respectively. Net loss on valuation of financial assets at fair value through profit or loss of ~~W~~ 576 million (2023: net loss on valuation of financial assets at fair value through profit or loss of ~~W~~ 11,112 million) that is recognized as operating revenue and expense, for the year ended December 31, 2024, is included in the adjustment.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(3)	Significant transactions not affecting cash flows for years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Reclassification of current portion of borrowings	~~W~~	3,046,361	1,731,998
Reclassification of construction-in-progress to property and equipment		2,324,080	3,123,611
Change of other payables relating to acquisition of property and equipment		245,099	(293,448)
Change of other payables relating to acquisition of intangible assets		(291,574)	(276,491)
Reclassification of other payables from net defined benefit liabilities		(178)	1,425
Increase in financial assets due to stock exchange		52,841	—

33.	Changes in Liabilities Arising from Financing Activities

Details of changes in liabilities arising from financing activities, liabilities related to cashflow to be classified as future financing activities, for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
				Others
	Beginning		Cash flows	Acquisition	Changes in FX rate	Fair value change	Other changes	Ending
Borrowings	~~W~~	10,218,165	(135,227)	—	399,510	—	38,243	10,520,691
Lease liabilities		1,179,909	(414,172)	324,330	—	264	(30,878)	1,059,453
Derivative liabilities		24,547	(419)	—	—	(1,903)	(22,222)	3
Derivative assets		(159,211)	81,007	—	—	(360,892)	(6,375)	(445,471)

Total	~~W~~	11,263,410	(468,811)	324,330	399,510	(362,531)	(21,232)	11,134,676

(In millions of Korean won)	2023
				Others
	Beginning		Cash flows	Acquisition	Changes in FX rate	Fair value change	Other changes	Ending
Borrowings	~~W~~	10,006,685	106,118	—	45,370	1,719	58,273	10,218,165
Lease liabilities		1,172,038	(407,051)	460,617	—	24	(45,719)	1,179,909
Derivative liabilities		33,555	—	—	10,888	9,643	(29,539)	24,547
Derivative assets		(190,830)	48,183	—	32,487	1,788	(50,839)	(159,211)

Total	~~W~~	11,021,448	(252,750)	460,617	88,745	13,174	(67,824)	11,263,410

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

34.	Segment Information

(1)	The management of the Group determines the operating segments based on the reported information when establishing the business strategy.

Details	Business service
ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others

Finance	Credit card business

Satellite TV	Satellite TV business

Real estate	Residential building development and supply

Others	IT, facility security, global business, and others

(2)	Details of each segment for the years ended December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024
	Operating revenues		Operating income	Depreciation and amortization [1]
ICT	~~W~~	18,579,678	346,489	3,230,522
Finance		3,557,455	143,692	33,629
Satellite TV		706,305	41,005	48,121
Real estate		595,814	114,176	69,363
Others		8,204,574	182,972	604,753

		31,643,826	828,334	3,986,388
Elimination		(5,212,622)	(18,863)	(108,677)

Consolidated amount	~~W~~	26,431,204	809,471	3,877,711

[1]	Sum of the amortization of property and equipment, intangible assets, investment properties and right-of-use assets.

(in millions of Korean won)	2023
	Operating revenues		Operating income	Depreciation and amortization [1]
ICT	~~W~~	18,371,437	1,185,392	3,183,408
Finance		3,720,859	92,199	37,150
Satellite TV		708,217	44,482	52,871
Real estate		583,504	89,959	70,653
Others		8,118,542	240,049	584,738

		31,502,559	1,652,081	3,928,820
Elimination		(5,126,286)	(2,307)	(118,689)

Consolidated amount	~~W~~	26,376,273	1,649,774	3,810,131

[1]	Sum of the amortization of property and equipment, intangible assets, investment properties and right-of-use assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(3)	Operating revenues for the years ended December 31, 2024 and 2023, and non-current assets as of December 31, 2024 and 2023, by geographical regions, are as follows:

(in millions of Korean won)	Operating revenues			Non-current assets [1]
Location	2024		2023	December 31, 2024	December 31, 2023
Domestic	~~W~~	26,254,006	26,206,763	20,021,125	20,725,694
Overseas		177,198	169,510	179,815	183,344

Total	~~W~~	26,431,204	26,376,273	20,200,940	20,909,038

[1]	Sum of property and equipment, intangible assets, investment properties and right-of-use assets.

35.	Related Party Transactions

(1)	The list of related party of the Group as of December 31, 2024, is as follows:

Relationship	Name of Entity
Associates and joint ventures	49 entities such as K Bank Inc., KIF Investment Fund, Megazone Cloud Corporation, and KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts
Others [1]	Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd., Mastern No.127 Logispoint Daegu Co., KORAMKO No. 143 General Private Real Estate Investment Company and others

[1]	Included within the scope of related parties under Korean IFRS 1024 due to the presence of significant influence, even though treated in accordance with Korean IFRS 1109.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(2)	Outstanding balances of receivables and payables in relations to transactions with related parties as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		December 31, 2024
		Receivables			Payables
Relationship	Name of Entity	Trade receivables		Other receivables	Trade payables	Other payables	Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	778	147,868	—	83	—
	Little Big Pictures		235	1,396	—	2	—
	K-Realty 11th Real Estate Investment Trust Company		113	1,283	—	—	4,588
	K-Realty No.3 Real Estate General Private Placement Investment		7,911	—	—	—	—
	Others		2,439	1,628	1,302	1,326	—
Others	Others		138	240	1	—	—

	Total	~~W~~	11,614	152,415	1,303	1,411	4,588

(In millions of Korean won)		December 31, 2023
		Receivables				Payables
Relationship	Name of Entity	Trade receivables		Other receivables	Lease receivables	Trade payables	Other payables	Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	862	326,006	769	—	299	—
	Little Big Pictures		232	3,473	—	9	6	—
	K-Realty 11th Real Estate Investment Trust Company		110	1,283	—	—	—	6,732
	K-Realty No.3 Real Estate General Private Placement Investment		4,576	—	—	—	—	—
	Others		2,044	162	—	2,900	3,029	—

	Total	~~W~~	7,824	330,924	769	2,909	3,334	6,732

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(4)	Significant transactions with related parties for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		2024
		Sales			Purchases		Acquisition of right-of-use assets	Interest income	Interest expense	Dividends income
Relationship	Name of Entity	Operating revenue		Other income	Operating expenses	Others[1]
Associates and joint ventures	K Bank, Inc.	~~W~~	31,721	—	22,548	—	—	6,678	—	—
	HD Hyundai Robotics Co., Ltd.		75	—	—	—	—	—	—	—
	K-Realty 11th Real Estate Investment Trust Company		36	200	2,547	—	11	—	182	401
	K-Realty No.3 Real Estate General Private Placement Investment Company		31,956	330	—	—	—	—	—	—
	Others [2]		24,885	649	33,803	1	—	—	—	4,769
Others	Others		167	4	246	2,470	—	—	—	—

	Total	~~W~~	88,840	1,183	59,144	2,471	11	6,678	182	5,170

[1]	The amount of acquisition of property, equipment and others is included.
[2]	Transactions with LS Marine Solution Co., Ltd., QTT Global (Group) Company Limited and OASISALPHA Corporation before they were classified as non-affiliated companies are included.

(In millions of Korean won)		2023
		Sales			Purchases		Acquisition of right-of-use assets	Interest income	Interest expense	Dividend income
Relationship	Name of Entity	Operating revenue		Other income	Operating expenses	Others[1]
Associates and joint ventures	K Bank, Inc.	~~W~~	22,701	—	13,429	—	—	8,264	—	—
	HD Hyundai Robotics Co., Ltd.		78	—	182	—	—	—	—	—
	K-Realty 11th Real Estate Investment Trust Company		146	200	2,559	—	7	—	261	507
	K-Realty No.3 Real Estate General Private Placement Investment Company		6,084	132	—	—	—	—	—	—
	Others [2,3]		20,515	793	42,032	137	—	—	—	1,279
Others	Digital Pharm Co., Ltd.		1	—	—	—	—	—	—	—

	Total	~~W~~	49,525	1,125	58,202	137	7	8,264	261	1,786

[1]	The amount of acquisition of property, equipment and others is included.
[2]	Transactions with KT Living, Inc. (formerly KD Living, Inc.) before it was classified as a subsidiary of the Group are included.
[3]

Transactions with FUNDA Co., Ltd, Maruee Limited Company Specializing in the Cultural Industry, Mastern No.127 Logispoint Daegu Co., Ltd. before they were classified as non-affiliated companies are included.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(5)	Key management compensation for the years ended December 31, 2024 and 2023, consists of:

(In millions of Korean won)	2024		2023
Sort-term benefits	~~W~~	1,666	1,494
Post-employment benefits		193	153
Share-based compensation		1,225	569

Total	~~W~~	3,084	2,216

(6)	Fund transactions with related parties for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Borrowing transactions[1]			Equity contributions in cash
	Borrowings		Repayments
Associates and joint ventures
IBK-KT Young Entrepreneurs MARS Investment Fund	~~W~~	—	—	6,000
K-Realty 11th Real Estate Investment Trust Company		—	2,337	—
TeamFresh Corp. [2]		—	—	52,841
Others		—	—	21,234
Others
Rebellions Co.,Ltd.		—	—	12,477

Total	~~W~~	—	2,337	92,552

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of Korean won)	2023
	Borrowing transactions[1]			Equity contributions in cash
	Borrowings		Repayments
Associates and joint ventures
K-Realty 11th Real Estate Investment Trust Company	~~W~~	—	1,037	—
STIC Place General Private Placement Real Estate Investment Trust No.2		—	—	20,000
Telco Credit Bureau Co.,Ltd.		—	—	6,500
Pacific geumto no.75 private hybrid asset fund		—	—	19,000
KIAMCO Data Center Blind Fund		—	—	15,000
STIC Mixed Asset Investment Trust No. 1		—	—	10,930
Others [3]		—	—	31,107
Others
Rebellions Co.,Ltd.		—	—	19,998

Total	~~W~~	—	1,037	122,535

[1]	Borrowing transactions include lease transactions.
[2]	The transaction involved acquiring redeemable convertible preference shares of TeamFresh Corp. and occurred in the process of exchange with the shares of Lolab Co., Ltd. that were held.
[3]

Transactions with Daemuga Limited Company Specializing in the Cultural Industry, Maruee Limited Company Specializing in the Cultural Industry before they were classified as non-affiliated companies are included.

(7)	Provision of collateral and investment agreement and others

The Group has an obligation according to invest agreements with related parties such as KIAMCO Data Center Blind Fund. As of December 31, 2024 the Group has a plan to make an additional investment of ~~W~~ 99,633 million.

(8)	As of December 31, 2024, the limit of the credit card contract provided by the Group to K Bank, Inc. and ohers is ~~W~~ 1,447 million (December 31, 2023: ~~W~~ 1,050 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

36.	Financial Risk Management

(1)	Financial Risk Factors

The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures such as cash flow risk.

The Group’s financial policy is set up in the long-term perspective and annually reported to the Board of Directors. The financial risk management is carried out by the Value Management Office, which identifies, evaluates and hedges financial risks. The treasury department in the Value Management Office considers various finance market conditions to estimate the effect from the market changes.

1)	Market risk

The Group’s market risk management focuses on controlling the extent of exposure to the risk in order to minimize revenue volatility. Market risk is a risk that decreases value or profit of the Group’s portfolio due to changes in market interest rate, foreign exchange rate and other factors.

(i)	Sensitivity analysis

Sensitivity analysis is performed for each type of market risk to which the Group is exposed. Reasonably possible changes in the relevant risk variable such as prevailing market interest rates, currency rates, equity prices or commodity prices are estimated and if the rate of change in the underlying risk variable is stable, the Group does not alter the chosen reasonably possible change in the risk variable. The reasonably possible change does not include remote or ‘worst case’ scenarios or ‘stress tests’.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(ii)	Foreign exchange risk

The Group is exposed to foreign exchange risk arising from operating, investing and financing activities. Foreign exchange risk is managed within the range of the possible effect on the Group’s cash flows. Foreign exchange risk (i.e. foreign currency translation of overseas operating assets and liabilities) unaffecting the Group’s cash flows is not hedged but can be hedged at a particular situation.

As of December 31, 2024 and 2023, if the foreign exchange rate had strengthened or weakened by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Impact on profit before income tax[1]		Impact on equity
2024.12.31	+ 10%	~~W~~	(6,452)	~~W~~	(15,351)
	- 10%		6,452		15,351
2023.12.31	+ 10%	~~W~~	(10,313)	~~W~~	(18,460)
	- 10%		10,313		18,460

[1]	Computed with consideration of derivatives hedging effect applied by the Group to hedge foreign exchange risk of liabilities in foreign currencies

The analysis above is a simple sensitivity analysis, which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor management’s decision to decrease the risk.

Details of significant financial assets and liabilities in foreign currencies as of December 31, 2024 and 2023, are as follows:

(in thousands of foreign currencies)	December 31, 2024		December 31, 2023
	Financial assets	Financial liabilities	Financial assets	Financial liabilities
USD	139,459	2,346,061	139,807	2,271,673
SDR	254	721	254	722
JPY	10,032	7	17,496	400,002
EUR	156	7,814	304	7,810
RWF	—	—	402	—
THB	8,764	—	244	—
TZS	21,868	—	21,958	—
BWP	664	—	680	—
VND	222,914	—	380,629	—
SGD	8,339	7	1,375	—
TWD	—	—	1,685	—
CHF	—	33	—	25
PKR	13,732	—	114,025	—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(iii)	Price risk

As of December 31, 2024 and 2023, the Group is exposed to equity securities price risk because the securities held by the Group are traded in active markets. If the stock index increased or decreased by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of stock index	Impact on profit before income tax		Impact on equity
2024.12.31	+ 10%	~~W~~	519	~~W~~	129,404
	- 10%		(519)		(129,404)
2023.12.31	+ 10%	~~W~~	1,473	~~W~~	121,423
	- 10%		(1,473)		(121,423)

The analysis above is based on the assumption that the equity index increased or decreased by 10% with all other variables held constant and all the Group’s marketable equity instruments moved according to the historical correlation with the index. Equity would increase or decrease as a result of gain or loss on equity securities classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income.

(iv)	Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from liabilities in foreign currency such as foreign currency debentures. Debentures in foreign currency issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by swap transactions. Debentures and borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group sets the policy and operates to minimize the uncertainty of changes in interest rates and financial costs.

As of December 31, 2024 and 2023, if the market interest rate had increased or decreased by 100bp with other variables held constant, the effects on profit before income tax and equity would be as follows:

(in millions of Korean won)	Fluctuation of interest rate	Impact on profit before income tax		Impact on equity
2024.12.31	+ 100 bp	~~W~~	(1,658)	~~W~~	(11,903)
	- 100 bp		1,665		12,337
2023.12.31	+ 100 bp	~~W~~	(2,693)	~~W~~	(4,718)
	- 100 bp		2,696		5,037

The analysis above is a simple sensitivity analysis which assumes that all the variables other than market interest rates are held constant. Therefore, the analysis does not reflect any correlation between market interest rates and other variables, nor management’s decision to decrease the risk.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s trade receivables from customers, debt securities and others.

•	Risk management

Credit risk is managed on the Group basis with the purpose of minimizing financial loss. Credit risk arises from the normal transactions and investing activities, where clients or other party fails to discharge an obligation on contract conditions. To manage credit risk, the Group considers the counterparty’s credit based on the counterparty’s financial conditions, default history and other important factors.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as outstanding receivables. To minimize such risk, only financial institutions with strong credit ratings are accepted.

The Group’s investments in debt instruments are considered to be low risk investments. The credit ratings of the investments are monitored for credit deterioration.

•	Security

For some trade receivables, the Group may obtain security in the form of guarantees or letters of credit, etc. which can be called upon if the counterparty defaults under the terms of the agreement.

•	Impairment of financial assets

The Group has four types of financial assets that are subject to the expected credit loss model:

•	trade receivables for sales of goods and provision of services,

•	contract assets relating to provision of services,

•	debt investments carried at fair value through other comprehensive income, and

•	other financial assets carried at amortized cost.

While cash equivalents are also subject to the impairment requirement, the identified expected credit loss is immaterial.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The maximum exposure to credit risk of the Group’s financial instruments without considering the value of collaterals as of December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	December 31, 2024		December 31, 2023
Cash and cash equivalents (except for cash on hand)	~~W~~	3,711,936	2,869,285
Trade and other receivables
Financial assets at amortized costs		7,573,409	8,458,259
Financial assets at fair value through other comprehensive income		114,774	116,198
Contract assets		800,806	832,520
Other financial assets
Derivatives financial assets for hedging		445,471	159,211
Financial assets at fair value through profit or loss		971,805	880,549
Financial assets at fair value through other comprehensive income		6,157	5,913
Financial assets at amortized costs		962,653	1,385,921

Total	~~W~~	14,587,011	14,707,856

The Group is exposed to credit risk for financial guarantee contracts. As of December 31, 2024, the Group’s maximum exposure amount is ~~W~~ 108,881 million (December 31, 2023: ~~W~~ 116,719 million).

(i)	Trade receivables at amortized costs

The Group applies a simplified method of recognizing the expected credit loss allowance, which uses lifetime expected credit loss for all trade receivables and contact assets.

The Group measures the expected credit loss by considering the future non-recoverable rate of the remaining balance of trade receivables and other receivables at the end of the reporting period. Each trade receivables and other receivables are classified considering the credit risk characteristics and overdue periods in order to measure expected credit loss. The expected credit loss rate calculation is based on historical payment and credit loss information in relation to revenue for 36 months period up to December 31, 2024. Meanwhile, the credit sales assets of BC Card Co., Ltd., a subsidiary, were judged to have low credit risk, so the expected 12-month credit loss was applied.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The expected credit losses reflect forward-looking information. Provision for impairment as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(in millions of Korean won)	Less than 6 months		7-12 months	More than 1 years	Total
Expected credit loss rate		6.08%	32.37%	60.55%
Total carrying amounts	~~W~~	3,086,024	59,092	285,454	3,430,570
Provision for impairment	~~W~~	(187,649)	(19,128)	(172,849)	(379,626)

	December 31, 2023
(in millions of Korean won)	Less than 6 months		7-12 months	More than 1 years	Total
Expected credit loss rate		5.43%	21.72%	54.55%	—
Total carrying amounts	~~W~~	3,466,588	68,772	235,129	3,770,489
Provision for impairment	~~W~~	(188,086)	(14,940)	(128,264)	(331,290)

Details of changes in provisions for impairment of trade receivables the years ended December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Beginning balance	~~W~~	331,290	343,738
Provision		95,060	69,972
Written-off		(54,528)	(80,126)
Others		7,804	(2,294)

Ending balance	~~W~~	379,626	331,290

As of December 31, 2024, the maximum exposure of the trade receivables carrying amount to credit risk is ~~W~~ 3,050,944 million (December 31, 2023: ~~W~~ 3,439,199 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Impairment of trade receivable for the years ended December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Impairment loss
Allowance for bad debts	~~W~~	95,060	69,972

(ii)	Cash equivalents (except for cash on hand)

The Group is also exposed to credit risk in relation to financial assets that are measured at fair value through profit or loss. The maximum exposure, as of December 31, 2024, is the carrying amount of these investments.

(iii)	Other financial assets at amortized costs

Other financial assets at amortized cost include time deposits, other long-term financial instruments, and others. All of the financial assets at amortized costs are considered to have low credit risk, and the loss allowance recognized during the period was, therefore, limited to 12 months expected losses. Management considers ‘low credit risk’ for other instruments when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

Details of changes in provisions for impairment of other financial assets at amortized costs for the years ended December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Beginning balance	~~W~~	183,636	218,543
Provision		82,123	114,501
Written-off		(105,169)	(150,014)
Reversal		(380)	(14,941)
Others		44,384	15,547

Ending balance	~~W~~	204,594	183,636

(iv)	Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income include available-for-sale recognized in the prior financial year.

All of the debt investments at fair value through other comprehensive income are considered to have low credit risk, and the loss allowance recognized during the period was, therefore, limited to 12 months expected losses. Managements consider ‘low credit risk’ for other instruments when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The Group is also exposed to credit risk in relation to financial assets that are measured at fair value through other comprehensive income. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

(v)	Financial assets at fair value through profit or loss

The Group is also exposed to credit risk in relation to financial assets that are measured at fair value through profit or loss. The maximum exposure, as of December 31, 2024, is the carrying amount of these investments.

3)	Liquidity risk

The Group manages its liquidity risk by liquidity strategy and plans. The Group considers the maturity of financial assets and financial liabilities and the estimated cash flows from operations.

The table below analyzes the Group’s liabilities (including interest expenses) into relevant maturity groups based on the remaining period at the date of the end of each reporting period to the contractual maturity date. These amounts are contractual undiscounted cash flows and can differ from the amount in the consolidated financial statements.

	December 31, 2024
(in millions of Korean won)	Less than 1 year		1-5 years	More than 5 years	Total
Trade and other payables	~~W~~	7,509,703	728,268	22,209	8,260,180
Borrowings (including debentures)		4,206,534	5,485,468	1,669,798	11,361,800
Lease liabilities		360,361	674,594	142,857	1,177,812
Other non-derivative financial liabilities		391,039	756,024	15,280	1,162,343
Financial guarantee contracts [1]		108,881	—	—	108,881

Total	~~W~~	12,576,518	7,644,354	1,850,144	22,071,016

[1]

Total amount guaranteed by the Group according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

	December 31, 2023
(in millions of Korean won)	Less than 1 year		1-5 years	More than 5 years	Total
Trade and other payables	~~W~~	8,184,036	730,340	8,040	8,922,416
Borrowings (including debentures)		2,922,557	6,027,323	1,743,842	10,693,722
Lease liabilities		313,431	617,561	409,174	1,340,166
Other non-derivative financial liabilities		372,743	747,221	10,073	1,130,037
Financial guarantee contracts [1]		13,719	103,000	—	116,719

Total	~~W~~	11,806,486	8,225,445	2,171,129	22,203,060

[1]

Total amount guaranteed by the Group according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed.

As of December 31, 2024, the cash outflows and inflows by maturity of the Group’s derivatives held for trading and gross-settled derivatives, are as follows:

	December 31, 2024
(in millions of Korean won)	Less than 1 year		1-5 years	More than 5 years	Total
Derivatives held for trading [1]
Outflows	~~W~~	—	131,630	—	131,630
Derivatives settled gross [2]
Outflows	~~W~~	1,326,759	1,570,621	26,283	2,923,663
Inflows		1,550,061	1,900,720	39,001	3,489,782

[1]

During the year ended December 31, 2024, derivative liabilities held-for-trading are classified under the ‘more than one year to less than five years’ category as they are relevant to the fair value of derivatives liabilities related to shareholder-to-share contracts (Note 19).

As these derivatives held-for-trading are managed based on net fair value, their contractual maturities are not necessarily taking into consideration to understand the timing of cash flows.

[2]	Cash outflow and inflow of gross-settled derivatives are undiscounted contractual cash flow and may differ from the amount in the consolidated statement of financial position.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

	December 31, 2023
(in millions of Korean won)	Less than 1 year		1-5 years	More than 5 years	Total
Derivatives held for trading [1]
Outflows	~~W~~	—	133,293	—	133,293
Inflows		—	—	1,015	1,015
Derivatives settled gross [2]
Outflows	~~W~~	741,140	1,227,166	8,126	1,976,432
Inflows		614,066	2,198,958	36,344	2,849,368

[1]

During the year ended December 31, 2023, derivative liabilities held-for-trading are classified under the ‘more than one year to more than five years’ category as they are relevant to the fair value of derivatives liabilities related to shareholder-to-share contracts (Note 19).

As these derivatives held-for-trading are managed based on net fair value, their contractual maturities are not necessarily taken into consideration to understand the timing of cash flows.

[2]	Cash outflow and inflow of gross-settled derivatives are undiscounted contractual cash flow and may differ from the amount in the consolidated statement of financial position.

(2)	Capital Risk Management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other shareholders and to maintain an optimal capital structure to reduce the cost of capital.

The Group’s capital structure consists of liabilities including borrowings, cash and cash equivalents, and shareholders’ equity. The treasury department monitors the Group’s capital structure and considers cost of capital and risks related each to capital component.

The debt-to-equity ratios as of December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	December 31, 2024		December 31, 2023
Total liabilities	~~W~~	23,883,408	24,148,845
Total equity		17,996,549	18,561,137
Debt-to-equity ratio		133%	130%

The Group manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ in the consolidated statement of financial position plus net debt.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The gearing ratios as of December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	December 31, 2024		December 31, 2023
Total borrowings	~~W~~	10,520,690	10,218,165
Less: cash and cash equivalents		(3,716,680)	(2,879,554)

Net debt		6,804,010	7,338,611
Total equity		17,996,549	18,561,137

Total capital	~~W~~	24,800,559	25,899,748

Gearing ratio		27%	28%

(3)	Offsetting Financial Assets and Financial Liabilities

1)	Details of the Group’s financial assets recognized, subject to enforceable master netting arrangements or similar agreements, as of December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	December 31, 2024
	Gross assets		Gross liabilities offset	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
					Financial instruments	Cash collateral
Trade receivables	~~W~~	71,680	(20,588)	51,092	(42,988)	—	8,094
Other financial assets		148	(147)	1	(1)	—	—

Total	~~W~~	71,828	(20,735)	51,093	(42,999)	—	8,094

(in millions of Korean won)	December 31, 2023
	Gross assets		Gross liabilities offset	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
					Financial instruments	Cash collateral
Trade receivables	~~W~~	78,415	(1,407)	77,008	(59,148)	—	17,860
Other financial assets		759	(757)	2	(2)	—	—

Total	~~W~~	79,174	(2,164)	77,010	(59,150)	—	17,860

The amount in the above table includes the amounts subject to offsetting arrangements under the agreement on facility interconnection and data sharing between telecommunication companies.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2)	Details of the Group’s financial liabilities recognized, subject to enforceable master netting arrangements or similar agreements, as of December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	December 31, 2024
	Gross liabilities		Gross assets Offset	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
					Financial instruments	Cash collateral
Trade payables	~~W~~	40,732	(147)	40,585	(39,306)	—	1,279
Other payables		24,281	(20,588)	3,693	(3,693)	—	—

Total	~~W~~	65,013	(20,735)	54,914	(42,999)	—	1,279

(in millions of Korean won)	December 31, 2023
	Gross liabilities		Gross assets offset	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
					Financial instruments	Cash collateral
Trade payables	~~W~~	59,602	(757)	58,845	(56,196)	—	2,649
Other payables		4,362	(1,407)	2,955	(2,955)	—	—

Total	~~W~~	63,964	(2,164)	61,800	(59,151)	—	2,649

These include price subject to netting arrangements on facility interconnection and data sharing among telecommunication companies.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

37.	Fair Value

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as of December 31, 2024 and 2023, are as follows:

	December 31, 2024			December 31, 2023
(In millions of Korean won)	Carrying amount		Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	~~W~~	3,716,680	[1]	2,879,554	[1]
Trade and other receivables
Financial assets at amortized cost [2]		7,380,901	[1]	8,326,229	[1]
Financial assets at fair value through other comprehensive income		114,774	114,774	116,198	116,198
Other financial assets
Financial assets at amortized cost		962,653	[1]	1,385,921	[1]
Financial assets at fair value through profit or loss		1,029,926	1,029,926	939,661	939,661
Financial assets at fair value through other comprehensive income		1,665,368	1,665,368	1,680,168	1,680,168
Derivative financial assets for hedging		445,471	445,471	159,211	159,211

Total	~~W~~	15,315,773		15,486,942

Financial liabilities
Trade and other payables	~~W~~	7,214,174	[1]	8,317,822	[1]
Borrowings		10,520,690	10,423,619	10,218,165	9,979,545
Other financial liabilities
Financial liabilities at amortized cost		942,135	[1]	915,185	[1]
Financial liabilities at fair value through profit or loss		132,011	132,011	136,106	136,106
Derivative financial liabilities for hedging		3	3	24,547	24,547

Total	~~W~~	18,809,013		19,611,825

[1]	The Group did not conduct fair value estimation as the book amount is a reasonable approximation of the fair value.
[2]	Lease receivables are excluded from fair value disclosure in accordance with Korean IFRS 1107.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(2)	Fair Value Hierarchy

Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•	Level 1: The quoted (unadjusted) price in active markets for identical assets or liabilities that an entity can access at the measurement date.

•	Level 2: All inputs other than quoted prices included in Level 1 that are observable (either directly that is, or indirectly that is, derived from prices) for the asset or liability.

•	Level 3: The unobservable inputs for the asset or liability.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value disclosed in fair value as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	Level 1		Level 2	Level 3	Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	114,774	—	114,774
Other financial assets
Financial assets at fair value through profit or loss		5,620	181,694	842,612	1,029,926
Financial assets at fair value through other comprehensive income		1,317,120	5,418	342,830	1,665,368
Derivative financial assets for hedging		—	445,471	—	445,471

Investment Property		—	—	6,899,105	6,899,105

Total	~~W~~	1,322,740	747,357	8,084,547	10,154,644

Liabilities
Borrowings	~~W~~	—	10,423,619	—	10,423,619
Other financial liabilities
Financial liabilities at fair value through profit or loss		—	—	132,011	132,011
Derivative financial liabilities for hedging		—	3	—	3

Total	~~W~~	—	10,423,622	132,011	10,555,633

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of Korean won)	December 31, 2023
	Level 1		Level 2	Level 3	Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	116,198	—	116,198
Other financial assets
Financial assets at fair value through profit or loss		13,911	156,918	768,832	939,661
Financial assets at fair value through other comprehensive income		1,230,936	5,206	444,026	1,680,168
Derivative financial assets for hedging		—	159,211	—	159,211
Investment Property		—	—	5,276,169	5,276,169

Total	~~W~~	1,244,847	437,533	6,489,027	8,171,407

Liabilities
Borrowings	~~W~~	—	9,979,545	—	9,979,545
Other financial liabilities
Financial liabilities at fair value through profit or loss		—	1,545	134,561	136,106
Derivative financial liabilities for hedging		—	24,547	—	24,547

Total	~~W~~	—	10,005,637	134,561	10,140,198

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

1)	Details of transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

2)	Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

(In millions of Korean won)	2024
	Financial assets			Financial liabilities
	Financial assets at FVTPL		Financial assets at FVOCI	Financial liabilities at FVTPL
Beginning balance	~~W~~	768,832	444,026	134,561
Acquisition		109,198	1,011	—
Transfer		51,194	(45)	(5,772)
Disposal		(36,663)	—	—
Amount recognized in profit or loss[1]		(49,949)	—	3,222
Amount recognized in other comprehensive income		—	(102,162)	—

Ending balance	~~W~~	842,612	342,830	132,011

[1]	The recognition of gains and losses on financial liabilities measured at fair value through profit or loss consists of derivative valuation gains and losses and other related items.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of Korean won)	2023
	Financial assets				Financial liabilities
	Financial assets at FVTPL		Financial assets at FVOCI	Derivative financial assets (liabilities) for hedging	Financial liabilities at FVTPL
Beginning balance	~~W~~	612,069	497,129	1,113	141,280
Acquisition		216,838	10,267	—	—
Transfer		26,471	(5,532)	(1,113)	(7,363)
Disposal		(44,323)	(6)	—	(5,205)
Changes in consolidation scope		252	—	—	—
Amount recognized in profit or loss [1]		(42,475)	(61)	—	5,849
Amount recognized in other comprehensive income		—	(57,771)	—	—

Ending balance	~~W~~	768,832	444,026	—	134,561

[1]	The recognition of gains and losses on financial liabilities measured at fair value through profit or loss consists of derivative valuation gains and losses.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(4)	Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	Fair value		Level	Major valuation techniques	Major input variables
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	114,774	2	DCF Model	Guarantee Bond Interest rate
Other financial assets
Financial assets at fair value through profit or loss		1,024,306	2,3	DCF Model, Adjusted Net Asset Model, Market Approach Model T-F Model	Market Interest rate
Financial assets at fair value through other comprehensive income		348,248	2,3	DCF Model, Market Approach Model	Discount rate
Derivative financial assets for hedging		445,471	2	DCF Model	Market Interest rate
Investment Property		6,899,105	3	DCF Model
Liabilities
Borrowings		10,423,619	2	DCF Model	Bond Interest rate
Other financial liabilities
Financial liabilities at fair value through profit or loss		132,011	3	Binomial Option Pricing Model	Treasury Bond Interest rate
Derivative financial liabilities for hedging		3	2	DCF Model	Merket Interest rate

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of Korean won)	December 31, 2023
	Fair value		Level	Major valuation techniques	Major input variables
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	116,198	2	DCF Model	Guarantee Bond Interest rate
Other financial assets
Financial assets at fair value through profit or loss		925,750	2,3	DCF Model, Adjusted Net Asset Model, Monte Carlo Simulation	Market Interest rate
Financial assets at fair value through other comprehensive income		449,232	2,3	DCF Model, Market Approach Model	Discount rate
Derivative financial assets for hedging		159,211	2	DCF Model	Market Interest rate
Investment Property		5,276,169	3	DCF Model
Liabilities
Borrowings		9,979,545	2	DCF Model	Bond Interest rate
Other financial liabilities
Financial liabilities at fair value through profit or loss		136,106	2,3	DCF Model, Binomial Option Pricing Model	Forward Contract on Foreign Exchange rate, Forward rate,
Derivative financial liabilities for hedging		24,547	2	DCF Model	Merket Interest rate

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO) and discuss the valuation processes and results with the CFO in line with the Group’s closing dates.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

38.	Interests in Unconsolidated Structured Entities

(1)

Details of information about its interests in unconsolidated structured entities, which the Group does not have control over, including the nature, purpose and activities of the structured entity and how the structured entity is financed, are as follows:

Classes of entities	Nature, purpose, activities and others

Real estate finance	A structured entity incorporated for the purpose of real estate development is provided with funds by investors’ investments in equity and borrowings from financial institutions (including long-term and short-term loans and issuance of ABCP due in three months), and based on these, the structured entity implements activities such as real estate acquisition, development and mortgage loans. The structured entity repays loan principals with funds incurred from instalment house sales after the completion of real estate development or with collection of the principal of mortgage loan. The remaining shares are distributed to investors. As of December 31, 2024, this entity is engaged in real estate finance structured entity, and generates revenues by receiving dividends from direct investments in or receiving interests on loans to the structured entity. Financial institutions, including the Entity, are provided with guarantees including joint guarantees or real estate collateral from investors and others. Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of real estate decreases, the entity may be obliged to cover losses.

PEF and investment funds	Minority investors including managing members contribute to PEF and investment funds incorporated for the purpose of providing funds to the small, medium, or venture entities, and the managing member implements activities such as investments in equity or loans based on the contributions. As of December 31, 2024, the entity is engaged in PEF and investment funds structured entity, and after contributing to PEF and investment funds, the entity receives dividends for operating revenues from these contributions. The entity is provided with underlying assets of PEF and investment funds as collateral. However, when the value of the underlying assets decreases, the entity may be obliged to cover losses.

Asset securitization	The Group transfers accounts receivable for handset sales to its Special Purpose Company (“SPC”) for asset securitization. SPC issues the asset-backed securities with accounts receivable for handset sales as an underlying asset, and makes payment for the underlying asset acquired.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(2)

Details of scale of unconsolidated structured entities and nature of the risks associated with an entity’s interests in unconsolidated structured entities as of December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	December 31, 2024
	Real Estate Finance		PEF and Investment Funds	Total
Maximum loss exposure [1]
Investment assets	~~W~~	373,638	547,153	920,791
Investment agreement, etc		84,481	101,178	185,659

Total	~~W~~	458,119	648,331	1,106,450

[1]

Includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

(in millions of Korean won)	December 31, 2023
	Real Estate Finance		PEF and Investment Funds	Total
Maximum loss exposure [1]
Investment assets	~~W~~	360,557	509,816	870,373
Investment agreement, etc		44,975	106,064	151,039

Total	~~W~~	405,532	615,880	1,021,412

[1]

Includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

39.	Information About Non-Controlling Interests

(1)	Changes in Accumulated Non-Controlling Interests

Profit or loss allocated to non-controlling interests and accumulated non-controlling interests of subsidiaries that are material to the Group for the years ended December 31, 2024 and 2023, is as follows:

(in millions of Korean won)	2024
	Non-controlling interests’ rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests	Dividends paid to non-controlling interests	Others	Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.5%	~~W~~	361,355	(71,590)	(8,184)	680	282,261
BC Card Co., Ltd.	30.5%		548,075	45,135	(2,010)	7,222	598,422
KTIS Corporation	66.7%		143,026	6,305	(2,451)	(861)	146,019
KTCS Corporation	78.3%		162,795	5,221	(2,501)	(566)	164,949
Nasmedia, Co., Ltd.	55.9%		141,609	(2,071)	(4,428)	419	135,529

(in millions of Korean won)	2023
	Non-controlling interests’ rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests	Dividends paid to non-controlling interests	Others	Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.4%	~~W~~	423,189	(47,355)	(8,287)	(6,192)	361,355
BC Card Co., Ltd.	30.5%		524,657	25,355	(4,960)	3,023	548,075
KTIS Corporation	66.7%		141,402	5,947	(2,451)	(1,872)	143,026
KTCS Corporation	78.3%		153,881	14,228	(3,001)	(2,313)	162,795
Nasmedia, Co., Ltd.	55.9%		135,425	10,679	(4,028)	(467)	141,609

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(2)	Summarized Financial Information on Subsidiaries

The summarized financial information for each subsidiary with non-controlling interests that are material to the Group, before inter-group eliminations, is as follows:

(in millions of Korean won)	December 31, 2024
	KT Skylife Co., Ltd.		BC Card Co., Ltd.	KTIS Corporation	KTCS Corporation	Nasmedia, Co., Ltd.
Current assets	~~W~~	434,876	3,130,823	129,015	293,408	427,146
Non-current assets		605,312	2,830,224	340,917	141,659	65,636
Current liabilities		242,754	3,147,202	122,879	189,900	244,498
Non-current liabilities		220,840	1,049,521	138,947	42,229	8,209
Equity		576,594	1,764,324	208,106	202,938	240,075

(in millions of Korean won)	December 31, 2023
	KT Skylife Co., Ltd.		BC Card Co., Ltd.	KTIS Corporation	KTCS Corporation	Nasmedia, Co., Ltd.
Current assets	~~W~~	425,661	3,739,847	111,313	304,508	411,774
Non-current assets		795,182	2,613,031	336,296	130,391	101,537
Current liabilities		353,839	3,661,263	116,271	187,621	251,207
Non-current liabilities		125,531	1,061,169	127,248	47,228	11,129
Equity		741,473	1,630,446	204,090	200,050	250,975

Summarized consolidated statements of comprehensive income for the years ended December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024
	KT Skylife Co., Ltd.		BC Card Co., Ltd.	KTIS Corporation	KTCS Corporation	Nasmedia, Co., Ltd.
Sales	~~W~~	1,022,930	3,805,755	603,899	1,121,341	142,552
Profit for the year		(156,033)	141,149	11,862	6,814	(3,884)
Other comprehensive income (loss)		(3,019)	636	(4,172)	(133)	898
Total comprehensive income		(159,052)	141,785	7,690	6,681	(2,986)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(in millions of Korean won)	2023
	KT Skylife Co., Ltd.		BC Card Co., Ltd.	KTIS Corporation	KTCS Corporation	Nasmedia, Co., Ltd.
Sales	~~W~~	1,027,986	4,025,023	592,960	1,035,366	146,769
Profit for the year		(109,407)	76,545	13,922	15,804	17,703
Other comprehensive income (loss)		(6,625)	13,832	(3,162)	(2,550)	(1,890)
Total comprehensive income		(116,032)	90,377	10,760	13,254	15,813

Summarized consolidated statements of cash flows for the years ended December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024
	KT Skylife Co., Ltd.		BC Card Co., Ltd.	KTIS Corporation	KTCS Corporation	Nasmedia, Co., Ltd.
Cash flows from operating activities	~~W~~	162,281	(97,232)	61,770	44,551	35,867
Cash flows from investing activities		(160,757)	(30,579)	(9,923)	1,661	(22,210)
Cash flows from financing activities		9,510	121,800	(32,762)	(25,211)	(11,803)
Net increase (decrease) in cash and cash equivalents		11,034	(6,011)	19,085	21,001	1,854
Cash and cash equivalents at beginning of year		129,748	375,796	25,328	84,111	52,277
Exchange differences		—	358	—	—	45
Cash and cash equivalents at end of the year		140,782	370,143	44,413	105,112	54,176

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(in millions of Korean won)	2023
	KT Skylife Co., Ltd.		BC Card Co., Ltd.	KTIS Corporation	KTCS Corporation	Nasmedia, Co., Ltd.
Cash flows from operating activities	~~W~~	207,207	82,883	50,892	55,146	8,116
Cash flows from investing activities		(125,343)	(74,430)	(17,636)	(5,901)	(30,910)
Cash flows from financing activities		(50,811)	(67,609)	(32,872)	(26,948)	(11,077)
Net increase (decrease) in cash and cash equivalents		31,053	(59,156)	384	22,297	(33,871)
Cash and cash equivalents at beginning of year		98,695	435,047	24,944	61,814	86,133
Exchange differences		—	(95)	—	—	15
Cash and cash equivalents at end of the year		129,748	375,796	25,328	84,111	52,277

(3)	Transactions with Non-Controlling Interests

The effect of changes in the ownership interest on the equity attributable to owners of the Group for the years ended December 31, 2024 and 2023 is summarized as follows:

(in millions of Korean won)	2024		2023
Carrying amount of non-controlling interests acquired	~~W~~	(20,329)	3,022
Consideration paid to non-controlling interests		(38)	213,819

Effect of changes in equity (net amount)	~~W~~	(20,367)	216,841

40.	Events After Reporting Period

(1)	The Group has decided to acquire treasury stocks (~~W~~ 250,000 million) in accordance with a resolution of the Board of Directors dated February 13, 2025, to implement the ‘Corporate Value-Up Plan’.
(2)	The Group issued the following bonds after the end of the reporting period, and the details are as follows.

(In thousands of foreign currencies)
Type	Issued Date	Foreign currency	Annual interest rates	Maturity
The bond in Japanese yen	Mar. 7, 2025	JPY 23,300,000	1.217%	Mar. 5, 2027
The bond in Japanese yen	Mar. 7, 2025	JPY 6,700,000	1.367%	Mar. 7, 2028

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro, Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

INDEPENDENT AUDITOR’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING for Consolidation Purpose

English Translation of Independent Auditor’s Report on Internal Control over Financial Reporting Originally Issued in Korean on March 13, 2025

To the shareholders and the Board of Directors of KT Corporation

Audit Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We have audited the internal control over financial reporting for consolidation purposes of KT Corporation and its subsidiaries (the “Group”) as of December 31, 2024, based on ‘Conceptual Framework for Design and Operation of Internal Control over Financial Reporting’.

In our opinion, the Group’s internal control over financial reporting for consolidation purposes is designed and operated effectively as of December 31, 2024, in all material respects, in accordance with the ‘Conceptual Framework for Design and Operation of Internal Control over Financial Reporting’.

We have also audited, in accordance with the Korean Standards on Auditing (“KSAs”), the consolidated financial statements of the Group, which comprise the consolidated statement of financial position as of December 31, 2024, and the consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows, for the year then ended, and notes to the consolidated financial statements, including material accounting policy information, and our report dated March 13, 2025, expressed an unqualified opinion.

Basis for Audit Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We conducted our audits in accordance with the KSAs. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Internal Control over Financial Reporting for consolidation purposes section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audits of the internal control over financial reporting for consolidation purposes in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting for Consolidation Purposes

Management is responsible for designing, operating and maintaining effective internal control over financial reporting for consolidation purposes, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on the Effectiveness of the Internal Control over Financial Reporting for consolidation purposes by CEO.

Those Charged with Governance is responsible for the oversight of internal control over financial reporting for consolidation purposes of the Group.

Auditor’s Responsibilities for the Audit of the Internal Control over Financial Reporting for Consolidation Purposes

Our responsibility is to express an opinion on the Group’s internal control over financial reporting for consolidation purposes based on our audit. We conducted our audit in accordance with the KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting for consolidation purposes was maintained in all material respects.

The audit of internal control over financial reporting for consolidation purposes involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of that a material weakness exists. The audit includes obtaining an understanding of internal control over financial reporting for consolidation purposes and testing and evaluating the design and operating effectiveness of internal control over financial reporting for consolidation purposes based on the assessed risks.

Definition and Limitations of Internal Control over Financial Reporting for Consolidation Purposes

A group’s internal control over financial reporting for consolidation purposes is a process implemented by those charged with governance, management and other personnel, and designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A group’s internal control over financial reporting for consolidation purposes includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with K-IFRS, and that receipts and expenditures of the group are being made only in accordance with authorizations of management and directors of the group; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the group’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting for consolidation purposes may not prevent or detect material misstatements in the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that evaluation of and projections to the future periods may change as internal control over financial reporting becomes inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Mr. Ho Gye Choi.

March 13, 2025

Notice to Readers

This report is effective as of March 13, 2025, the auditor’s report date. Certain subsequent events or circumstances may have occurred between the auditor’s report date and the time the auditor’s report is read. Such events or circumstances could significantly affect the Group’s internal control over financial reporting for consolidation purposes and may result in modifications to the auditor’s report.

Management’s Report on the Effectiveness of

the Internal Control over Financial Reporting

To the Shareholders, Audit Committee and Board of Directors of

KT Corporation

We, as the Chief Executive Officer (“CEO”) and the Internal Control over Financial Reporting (“ICFR”) Officer of KT Corporation (“the Company”), assessed the effectiveness of the design and operation of the Company’s Internal Control over Financial Reporting for consolidation purposes for the year ended December 31, 2024.

The Company’s management, including ourselves, is responsible for designing and operating ICFR for consolidation purposes.

We assessed the design and operating effectiveness of the ICFR for consolidation purposes in the prevention and detection of an error or fraud which may cause material misstatements in the preparation and disclosure of reliable Consolidated financial statements.

We designed and operated ICFR for consolidation purposes in accordance with Conceptual Framework for Designing and Operating Internal Control over Financial Reporting established by the Operating Committee of Internal Control over Financial Reporting in Korea (“the ICFR Committee”). And, we conducted an evaluation of ICFR for consolidation purposes based on Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting established by the ICFR Committee.

Based on the assessment results, we believe that the Company’s ICFR for consolidation purposes, as at December 31, 2024, is designed and operating effectively, in all material respects, in conformity with the Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statement which cause material misunderstandings, and we have reviewed and verified this report with sufficient due care.

February 24, 2025

Chief Executive Officer
Internal Control over Financial Reporting Officer

KT CORPORATION

Separate Financial Statements

December 31, 2024 and 2023

KT Corporation

Index

December 31, 2024 and 2023

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro, Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

INDEPENDENT AUDITOR’S REPORT

English Translation of Independent Auditor’s Report Originally Issued in Korean on March 13, 2025

To the Shareholders and the Board of Directors of KT Corporation:

Audit Opinion

We have audited the financial statements of KT Corporation (the “Company”), which comprise the statements of financial position as of December 31, 2024, and the statements of profit or loss, the statements of comprehensive income, statements of changes in equity and statements of cash flows, for the year then ended, and notes to the financial statements, including material accounting policy information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and its financial performance and its cash flows for the year then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We have also audited, in accordance with the Korean Standards on Auditing (“KSAs”), the internal control over financial reporting of the Company as of December 31, 2024, based on the Conceptual Framework for Design and Operation of Internal Control over Financial Reporting, and our report dated March 13, 2025 expressed an unqualified opinion.

Basis for Audit Opinion

We conducted our audit in accordance with the KSAs. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

The key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

1

- Occurrence and accuracy of Mobile service revenue and revenue related to sale of handset for mobile service (“Mobile revenue”)

(1) Reasons for Determining the matter as a Key Audit Matter

As described in Note 2.22 to the financial statements, the Company recognizes revenue at the point in time when it fulfills its performance obligations identified from contracts with customers. The Company provides various services and rate plans related to mobile revenue, and due to the large volume of transactions with customers, needs complex and elaborate information technology systems to accurately record occurrence of mobile revenue.

Given the magnitude and complexity of mobile revenue recorded by the billing system of the Company, we determined the occurrence and accuracy of mobile revenue recognized through the billing system as a key audit matter.

(2) How the matter has been addressed in the audit

Key audit procedures performed regarding the occurrence and accuracy of mobile revenue computed through the billing system include the following:

•	During the audit planning phase, we obtained an understanding of the Company’s accounting policies and processes related to Mobile revenue recognition.

•

We performed an assessment on the environment of the general information technology systems used for collecting usage of voice, text, and data, as well as handling billing and invoicing throughout the process of recording revenue and tested automated controls, manual controls and general information technology controls.

•	We reconciled the mobile revenue in the billing system with the revenue in the ledger.

•	We performed substantive analytical procedures using historical data on mobile revenue by rate plan and subscriber information.

•	We performed tests of the control activities addressing the accuracy and completeness of the subscriber information used in our audit procedures.

•

To verify the occurrence and accuracy of revenue recognition related to sale of handset for mobile service, we selected transactions from the sub-ledger, reconciled the selection with contractual terms between the Company and customers of the Company, and compared the billed amounts to receipts.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the accompanying financial statements in accordance with K-IFRS, and for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

2

In preparing the financial statements, management of the Company is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our audit opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of the management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

3

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

March 13, 2025

Notice to Readers

This report is effective as of March 13, 2025, the auditor’s report date. Certain subsequent events or circumstances may have occurred between the auditor’s report date and the time the auditor’s report is read. Such events or circumstances could significantly affect the financial statements and may result in modifications to the auditor’s report.

4

KT CORPORATION

Separate Statements of Financial Position

December 31, 2024 and 2023

(in millions of Korean won)	Notes	December 31, 2024		December 31, 2023
Assets
Current assets
Cash and cash equivalents	4,5,36	~~W~~	1,540,570	~~W~~	1,242,005
Trade and other receivables, net	4,6,36		2,904,846		3,190,269
Other financial assets	4,7,36		262,547		279,451
Inventories, net	8		224,678		368,117
Other current assets	9		1,959,960		2,008,723

Total current assets			6,892,601		7,088,565

Non-current assets
Trade and other receivables, net	4,6,36		309,106		370,717
Other financial assets	4,7,36		2,175,177		2,134,324
Property and equipment, net	10		11,477,680		11,492,776
Right-of-use assets	20		896,299		976,625
Investment properties, net	11,36		1,114,379		1,191,592
Intangible assets, net	12		1,104,680		1,487,848
Investments in subsidiaries, associates and joint ventures	13		4,831,186		4,796,606
Net defined benefit assets	17		—		60,590
Other non-current assets	9		727,772		709,276

Total non-current assets			22,636,279		23,220,354

Total assets		~~W~~	29,528,880	~~W~~	30,308,919

5

KT Corporation

Separate Statements of Financial Position

December 31, 2024 and 2023

(in millions of Korean won)		December 31, 2024		December 31, 2023
Liabilities
Current liabilities
Trade and other payables	4,14,36	~~W~~	4,326,079	~~W~~	4,232,377
Borrowings	4,15,36		2,434,204		1,725,234
Other financial liabilities	4,7,36		—		660
Current income tax liabilities			32,057		148,136
Provisions	16		90,413		91,861
Deferred income	25		52,257		39,618
Other current liabilities	9		698,209		719,605

Total current liabilities			7,633,219		6,957,491

Non-current liabilities
Trade and other payables	4,14,36		479,416		739,766
Borrowings	4,15,36		5,437,715		5,834,699
Other financial liabilities	4,7,36		28		23,819
Net defined benefit liabilities	17		51,082		—
Provisions	16		96,059		90,493
Deferred income	25		136,382		145,334
Deferred income tax liabilities	29		728,863		796,087
Other non-current liabilities	9		545,976		677,691

Total non-current liabilities			7,475,521		8,307,889

Total liabilities			15,108,740		15,265,380

Equity
Share capital	21		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	22		11,717,929		12,544,425
Accumulated other comprehensive income	23		86,478		64,229
Other components of equity	23		(389,024)		(569,872)

Total equity			14,420,140		15,043,539

Total liabilities and equity		~~W~~	29,528,880	~~W~~	30,308,919

6

KT CORPORATION

Separate Statements of Profit or Loss

Years Ended December 31, 2024 and 2023

(in millions of Korean won, except per share amounts)	Notes	2024		2023
Operating revenue	25	~~W~~	18,579,678	~~W~~	18,371,437
Operating expenses	26		18,233,189		17,186,045

Operating profit			346,489		1,185,392
Other income	27		349,026		327,527
Other expenses	27		262,705		319,586
Finance income	28		757,321		381,151
Finance costs	28		786,334		419,210

Profit before income tax			403,797		1,155,274
Income tax expense	29		76,881		221,937

Profit for the year		~~W~~	326,916	~~W~~	933,337

Earnings per share
Basic earnings per share	30	~~W~~	1,329	~~W~~	3,741
Diluted earnings per share	30		1,329		3,739

The above separate statements of profit or loss should be read in conjunction with the accompanying notes.

7

KT CORPORATION

Separate Statements of Comprehensive Income

Years Ended December 31, 2024 and 2023

(in millions of Korean won)	Notes	2024		2023
Profit for the year		~~W~~	326,916	~~W~~	933,337

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	17		(82,380)		(90,272)
Gain on valuation of equity instruments at fair value through other comprehensive income	4		19,611		158,245
Items that may be subsequently reclassified to profit or loss:
Gain (loss) on valuation of debt instruments at fair value through other comprehensive income	4		869		(26)
Valuation gain on cash flow hedges	4,7		266,775		16,030
Other comprehensive loss from cash flow hedges reclassified to profit or loss	4		(278,427)		(37,126)

Total other comprehensive income (loss)		~~W~~	(73,552)	~~W~~	46,851

Total comprehensive income for the year		~~W~~	253,364	~~W~~	980,188

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

8

KT CORPORATION

Separate Statements of Changes in Equity

Years Ended December 31, 2024 and 2023

(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total
Balance at January 1, 2023		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,347,403	~~W~~	(72,672)	~~W~~	(421,408)	~~W~~	14,858,080
Comprehensive income
Profit for the year			—		—		933,337		—		—		933,337
Loss on valuation of financial assets at fair value through other comprehensive income	4,29		—		—		222		157,997		—		158,219
Remeasurements of net defined benefit liabilities	17,29		—		—		(90,272)		—		—		(90,272)
Valuation gain on cash flow hedge	4,29		—		—		—		(21,096)		—		(21,096)

Total comprehensive income for the year			—		—		843,287		136,901		—		980,188

Transactions with equity holders											—		—
Dividends paid	31		—		—		(501,844)		—		—		(501,844)
Appropriation of retained earnings related to loss on disposal of treasury stock	22		—		—		(44,421)		—		44,421		—
Acquisition of treasury stock			—		—		—		—		(300,243)		(300,243)
Disposal of treasury stock			—		—		—		—		4,463		4,463
Retirement of treasury stock			—		—		(100,000)		—		100,000		—
Others			—		—		—		—		2,895		2,895

Balance at December 31, 2023		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,544,425	~~W~~	64,229	~~W~~	(569,872)	~~W~~	15,043,539

Balance at January 1, 2024		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,544,425	~~W~~	64,229	~~W~~	(569,872)	~~W~~	15,043,539
Comprehensive income
Profit for the year			—		—		326,916		—		—		326,916
Gain on valuation of financial assets at fair value through other comprehensive income	4,29		—		—		(13,421)		33,901		—		20,480
Remeasurements of net defined benefit liabilities	17,29		—		—		(82,380)		—		—		(82,380)
Valuation loss on cash flow hedge	4,29		—		—		—		(11,652)		—		(11,652)

Total comprehensive income for the year			—		—		231,115		22,249		—		253,364

Transactions with equity holders											—
Dividends paid	31		—		—		(482,970)		—		—		(482,970)
Interim Dividends paid	31		—		—		(368,685)		—		—		(368,685)
Acquisition of treasury stock			—		—		—		—		(27,100)		(27,100)
Disposal of treasury stock			—		—		—		—		4,009		4,009
Retirement of treasury stock	22		—		—		(205,956)		—		205,956		—
Others			—		—		—		—		(2,017)		(2,017)

Balance at December 31, 2024		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,717,929	~~W~~	86,478	~~W~~	(389,024)	~~W~~	14,420,140

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

9

KT CORPORATION

Separate Statements of Cash Flows

Years Ended December 31, 2024 and 2023

(in millions of Korean won)	Notes	2024		2023
Cash flows from operating activities
Cash generated from operations	32	~~W~~	4,090,433	~~W~~	4,657,805
Interest paid			(255,164)		(246,516)
Interest received			203,049		191,289
Dividends received			103,297		115,324
Income tax paid			(219,612)		(165,648)

Net cash inflow from operating activities			3,922,003		4,552,254

Cash flows from investing activities
Collection of loans			33,415		36,724
Disposal of current financial instruments at amortized cost			378,030		343,231
Disposal of financial assets at fair value through profit or loss			23,482		4,155
Disposal of financial assets at fair value through other comprehensive income			37,134		306
Disposal of investments in subsidiaries, associates and joint ventures			27,924		73,556
Disposal of property and equipment			50,669		30,010
Disposal of intangible assets			2,416		2,860
Disposal of right-of-use assets			186		458
Loans granted			(30,353)		(30,107)
Acquisition of financial instruments at amortized cost			(80,460)		(304,450)
Acquisition of financial assets at fair value through profit or loss			(15,367)		(46,437)
Acquisition of financial assets at fair value through other comprehensive income			—		(10,267)
Acquisition of investments in subsidiaries, associates and joint ventures			(150,395)		(49,032)
Acquisition of property and equipment			(2,362,186)		(2,928,008)
Acquisition of intangible assets			(277,102)		(311,317)
Acquisition of right-of-use assets			(728)		(926)

Net cash outflow from in investing activities			(2,363,335)		(3,189,244)

Cash flows from financing activities
Proceeds from borrowings and bonds			1,643,842		2,207,827
Settlement of derivative instruments (inflow)			80,410		46,526
Dividend paid			(851,655)		(501,844)
Repayments of borrowings and debentures			(1,758,123)		(2,206,730)
Settlement of derivative instruments (outflow)			(855)		—
Acquisition of treasury stock			(27,100)		(300,086)
Decrease in lease liabilities			(346,868)		(333,042)

Net cash outflow from financing activities	33		(1,260,349)		(1,087,349)

Effect of exchange rate change on cash and cash equivalents			246		37

Net increase in cash and cash equivalents			298,565		275,698
Cash and cash equivalents
Beginning of the year	5		1,242,005		966,307

End of the year	5	~~W~~	1,540,570	~~W~~	1,242,005

The above separate statements of cash flows should be read in conjunction with the accompanying notes.

10

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

1.	General Information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeonga-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, additional ADS, representing 55,502,161 government-owned shares, were issued on the New York Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of December 31, 2024, the Korean government does not own any shares in the Company.

11

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

2.	Material Accounting Policies

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS” or “K-IFRS”). The accompanying separate financial statements have been condensed, reformatted and translated into English from the original Korean language financial statements.

The separate financial statements of the Company have been prepared in accordance with K-IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The financial statements have been prepared on a historical cost basis, except for the following:

•	Certain financial assets and liabilities (including derivative instruments)

•	Defined benefit pension plans – plan assets measured at fair value

The preparation of the separate financial statement requires the use of critical accounting estimates. Management also needs to exercise judgement in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 3.

2.2	Changes in Accounting Policies and Disclosures

(1) New and amended standards and interpretations adopted by the Company:

The Company has applied a number of new and amended standards and new interpretations issued that are effective for accounting periods beginning on January 1, 2024.

•	K-IFRS 1001 Presentation of Financial Statements (Amendment in 2020) - Classification of Liabilities as Current or Non-current

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

12

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

•	K-IFRS 1001 Presentation of Financial Statements (Amendment in 2023) – Non-current Liabilities with Covenants

The amendments specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date.

The amendments also specifies that the right to defer settlement of a liability for at least twelve months after the reporting date is not affected if an entity only has to comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.

•	K-IFRS 1007 Statement of Cash Flows and K-IFRS 1107 Financial Instruments: Disclosures (Amendment) - Supplier Finance Arrangements

The amendments add a disclosure objective to K-IFRS 1007 stating that an entity is required to disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows. In addition, K-IFRS 1117 was amended to add supplier finance arrangements as an example within the requirements to disclose information about an entity’s exposure to concentration of liquidity risk.

Note 19 provides the required disclosures related to these amendments.

•	K-IFRS 1116 Leases (Amendment)- Lease Liability in a Sale and Leaseback

The amendments to K-IFRS 1116 add subsequent measurement requirements for sale and leaseback transactions that satisfy the requirements in K-IFRS 1115 to be accounted for as a sale. The amendments require the seller-lessee to determine ‘lease payments’ or ‘revised lease payments’ such that the seller-lessee does not recognise a gain or loss that relates to the right of use retained by the seller-lessee, after the commencement date.

A seller-lessee applies the amendments retrospectively in accordance with K-IFRS 1008 to sale and leaseback transactions entered into after the date of initial application, which is defined as the beginning of the annual reporting period in which the entity first applied K-IFRS 1116.

13

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

•	K-IFRS 1001 Presentation of Financial Statements– Disclosure of Virtual Assets

The amendments to K-IFRS 1001 add additional disclosure requirements required by other standards for transactions related to virtual assets, setting out disclosure requirement for each case of 1) holding virtual assets, 2) holding virtual assets on behalf of customer, and 3) issuing virtual assets.

When holding a virtual asset, disclosure on the general information about virtual assets, the accounting policy applied and each virtual asset’s acquisition method, cost and the fair value at the end of the reporting period is required. Also, when issuing a virtual asset, the entity’s obligations and status of fulfilment of the obligation related to the issued virtual asset, the timing and amount of the recognized revenue of the sold virtual asset, the number of virtual assets held after issuance, and important contract details shall be disclosed.

(2) New and revised standards and interpretations in issue but not yet effective or adopted by the Company.

At the date of authorization of these financial statements, the Company has not applied the following new and amended K-IFRS standards that have been issued but are not yet effective:

•	K-IFRS 1021 The Effects of Changes in Foreign Exchange Rates (Amendment) - Lack of Exchangeability

The amendments specify how to assess whether a currency is exchangeable, and how to determine the exchange rate when it is not.

The amendments state that a currency is exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations.

The amendments are effective for annual reporting periods beginning on or after 1 January 2025, with earlier application permitted. An entity is not permitted to apply the amendments retrospectively. Instead, an entity is required to apply the specific transition provisions included in the amendments.

•	K-IFRS 1109 Financial Instruments and K-IFRS 1107 Financial Instruments: Disclosures (Amendment) – Classification and measurement requirements of financial instruments

The amendments clarify the conditions related to the discharge of a financial liability before the settlement date when settling such financial liabilities using an electronic payment system. They further specify an interest feature, a contingent feature, financial assets with non-recourse features and contractually linked instruments which should be considered in assessing whether contractual cash flows of a financial asset are consistent with a basic lending arrangement. Furthermore, the amendments include additional disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and contractual terms that could change the timing or amount of contractual cash flows. The amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted.

14

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

•	K-IFRS 1109 Financial Instruments – Derecognition of lease liabilities and Transaction price

The amendments clarify that when a lessee has determined that a lease liability has been extinguished in accordance with K-IFRS 1109, the lessee is required to recognise any resulting gain or loss in profit or loss. Additionally, the amendments have replaced ‘their transaction price (as defined in K-IFRS 1115)’ in K-IFRS 1109:5.1.3 with ‘the amount determined by applying K-IFRS 1115’ to remove an inconsistency between K-IFRS 1109 and the requirements in K-IFRS 1115.

The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with earlier application permitted.

•	K-IFRS 1110 Consolidated Financial Statements – Determination of ‘de facto agent’

The amendments have amended K-IFRS 10: B74 to use less conclusive language and to clarify that the relationship described in K-IFRS 10:B74 is just one example of a circumstance in which judgement is required to determine whether a party is acting as a de facto agent.

The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with earlier application permitted.

•	K-IFRS 1101 First-time adoption of Korean International Financial Reporting Standards – Hedging accounting by a first-time adopter

The amendments have improved the consistency of the wording of K-IFRS 1101: B6 with the requirements for hedge accounting in K-IFRS 1109 and added cross-references to K-IFRS 1109:6.4.1 to improve the understandability of K-IFRS 1101.

The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with earlier application permitted.

•	K-IFRS 1107 Financial Instruments: Disclosures – Gain or loss on derecognition

The amendments have updated the obsolete cross-reference in K-IFRS 1107: B38 and aligned the wording of this paragraph with the terms used in K-IFRS.

The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with earlier application permitted.

•	K-IFRS 1007 Statement of Cash Flows: Cost method

The amendments have replaced the term ‘cost method’ with ‘at cost’ in K-IFRS 1007:37.

The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with earlier application permitted.

The Company is reviewing the impact of the above-listed amendments on the financial statements.

15

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

2.3	Subsidiaries, Associates and Joint Ventures

The financial statements of the Company are the separate financial statements prepared in accordance with K-IFRS 1027 Separate Financial Statements. Investments in subsidiaries, joint ventures and associates are recognized at cost under the direct equity method. Management applied the carrying amounts under the previous Financial Reporting Standards as adopted by the Republic of Korea (“Korean GAAP” or “K-GAAP”) at the time of transition to K-IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, joint ventures and associates in profit or loss when its right to receive the dividend is established.

2.4	Foreign Currency Translation

(a)	Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (its functional currency). The financial statements are presented in Korean won, which is the functional currency of the Company and the presentation currency for the financial statements.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges or are attributable to monetary part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to financial instruments are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss within ‘other income’ or ‘other expense’.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities, such as equities held at fair value through profit or loss, are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets, such as equities classified as available-for-sale financial assets, are recognized in other comprehensive income.

16

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

2.5	Financial Assets

(a)	Classification

The Company classifies its financial assets in the following measurement categories:

•	those to be measured at fair value through profit or loss

•	those to be measured at fair value through other comprehensive income, and

•	those to be measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Company reclassifies debt investments when, and only when, its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of the investments in equity instruments that are not accounted for as other comprehensive income are recognized in profit or loss.

(b)	Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset or the issuance of the financial liabilities. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Hybrid (combined) contracts with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

17

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

A.	Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. The Company classifies its debt instruments into one of the following three measurement categories:

•

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.

•

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (and reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income’ or ‘finance costs’ and impairment loss in ‘finance costs’ or ‘operating expenses’.

•

Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income or finance costs’ in the period in which it arises.

B.	Equity instrument

The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividend income from such investments continue to be recognized in profit or loss as ‘finance income’ when the Company’s right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘finance income’ or ‘finance costs’ in the statement of profit or loss as applicable. Impairment loss (reversal of impairment loss) on equity investments, measured at fair value through other comprehensive income, are not reported separately from other changes in fair value.

18

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(c)	Impairment

The Company assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables and lease receivables, the Company applies the simplified approach, which requires expected lifetime credit losses to be recognized from initial recognition of the receivables.

(d)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

(e)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

2.6	Derivative Instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting treatment for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company has hedge relationships and designates certain derivatives as:

•	hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges)

At inception of the hedge relationship, the Company documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items.

The fair values of derivative financial instruments designated in hedge relationships are disclosed in Note 36.

19

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The full fair value of a hedging derivative is classified as a non-current asset or non-current liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. A non-derivative financial asset and a non-derivative financial liability is classified as a current or non-current based on its expected maturity and its settlement, respectively.

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity, and the ineffective portion is recognized in ‘finance income (costs)’.

Amounts of changes in fair value of effective hedging instruments accumulated in equity are recognized as ‘finance income (costs)’ for the periods when the corresponding transactions affect profit or loss.

When a hedging instrument expires, or is sold, terminated, exercised, or when a hedge no longer meets the criteria for hedge accounting, any accumulated cash flow hedge reserve at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset such as inventory. When the forecast transaction is no longer expected to occur, the cash flow hedge reserve and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

2.7	Trade Receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less loss allowance. See Note 6 for further information about the Company’s accounting treatment for trade receivables and Note 2.5 (c) for a description of the Company’s accounting policy on impairment.

2.8	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit (specific identification method).

20

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

2.9	Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

Useful Life
Buildings	10 – 40 years
Structures	10 – 40 years
Telecommunications equipment	2 – 40 years
Vehicles	4 years
Tools	4 years
Office equipment	2 – 4 years

The depreciation method, residual values, and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.10	Investment Property

Real estate held for rental income or investment gains is classified as investment property and right—of-use asset. An investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 10 to 40 years.

2.11	Intangible Assets

(a)	Goodwill

Goodwill represents the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree, and the acquisition date fair value of the Company’s previously held equity interest in the acquiree over the net acquired identifiable assets at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

21

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(b)	Intangible assets, except for goodwill

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses. Membership rights (condominium membership and golf membership) and broadcast rights that have indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized. The Company amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Useful Life
Development costs	6 years
Software	6 years
Industrial property rights	5 – 50 years
Frequency usage rights	5 – 10 years
Others [1]	2 – 50 years

[1]	Membership rights (condominium membership and golf membership) included in others are classified as intangible assets with indefinite useful life.

2.12	Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

2.13	Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are deferred and presented as a credit in the statement of profit or loss within ‘other income’.

22

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

2.14	Impairment of Non-Financial Assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The Company estimates the recoverable amount for each asset, and, in cases when the recoverable amount cannot be estimated for an individual asset, the recoverable amount of the cash generating unit to which the asset belongs is estimated. Corporate assets are allocated to individual cash generating units on a reasonable and consistent basis and if they cannot be allocated to individual cash generating units, they are allocated to the smallest group of cash generating units on a reasonable and consistent basis. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount (higher of its fair value less costs of disposal and value in use). Impairment loss on non-financial assets other than goodwill are evaluated for reversal at the end of each reporting period.

2.15	Trade and Other Payables

Trade and other payable amounts represent liabilities for goods and services provided to the Company prior to the end of reporting period which are unpaid. Trade and other payables are presented as current liabilities, unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

2.16	Financial Liabilities

(a)	Classification and measurement

Financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. Derivatives that are not designated as hedging instruments or derivatives separated from financial instruments containing embedded derivatives are also categorized as held for trading.

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘trade and other payables’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

Borrowings are initially recognized as the amount obtained by subtracting the transaction cost incurred from the fair value and is then measured as amortized cost. The difference between the consideration received (net of transaction cost) and the redemption amount is recognized as profit or loss over the period using the effective interest rate method. Fees paid to receive the borrowing limit are recognized as transaction costs for loans to the extent that they are likely to be borrowed as part or all of the borrowing limit. In this case, the fee will be deferred until draw-down occurs. There is a high possibility that borrowings will be executed as part or all of the borrowing limit agreement (relevant fees to the extent that there is no evidence) are recognized as assets as advance payments for liquidity services and amortized over the relevant borrowing limit period.

23

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

Preferred shares that require mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares using the effective interest method are recognized in the statement of profit or loss as ‘finance costs’, together with interest expenses recognized from other financial liabilities.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

(b)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

The Company’s financial liabilities at fair value through profit or loss are financial instruments held for trading and financial liabilities designated as at fair value through profit or loss. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading. Financial liabilities designed as at fair value through profit or loss are structured financial liabilities containing embedded derivatives issued by the Company.

2.17	Employee Benefits

(a)	Post-employment benefits

The Company operates both defined contribution and defined benefit pension plans.

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

24

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

A defined benefit plan is a pension plan that is not a defined contribution plan. Generally, post-employment benefits are payable after the completion of employment, and the benefit amount depended on the employee’s age, periods of service or salary levels. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

(b)	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

(c)	Long-term employee benefits

Certain entities within the Company provide long-term employee benefits that are entitled to employees with service period at least five years and above. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. The Company recognizes service cost, net interest on other long-term employee benefits and remeasurements as profit or loss for the year. These liabilities are valued annually by an independent qualified actuary.

2.18	Share-Based Payments

Equity-settled share-based payment is recognized at fair value of equity instruments granted, and employee benefit expense is recognized over the vesting period. At the end of each period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

25

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

2.19	Provisions

Provisions for service warranties, make good obligation, and legal claims are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, and the increase in the provision due to the passage of time is recognized as interest expense.

2.20	Leases

(a)	Lessee

The Company leases various repeater server racks, offices, communication line facilities, machinery, and cars.

Contracts may contain both lease and non-lease components. The Company allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

•	Amounts expected to be payable by the Company (the lessee) under residual value guarantees

•	The exercise price of a purchase option if the Company (the lessee) is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the Company (the lessee) exercising that option

Measurement of lease liability also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease.

The Company determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Company should consider a termination penalty in determining the period for which the contract is enforceable.

26

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, which is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

The Company is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period in order to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs

•	restoration costs

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Company is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less, such as vehicles, machinery, and others. Low-value assets are comprised of tools, office equipment, and others.

(b)	Lessor

Lease income from operating leases where the Company is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

(c)	Extension and termination options

Extension and termination options are included in a number of property and equipment leases across the Company. These terms are used to maximize operational flexibility in terms of managing contracts. The majority of extension and termination options held are exercisable only by the Company and not by the respective lessor. Information on critical accounting estimates and assumptions related to the determination of the lease term is presented in Note 3.

27

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

2.21	Share Capital

The Company classifies ordinary shares as equity.

Where the Company purchases its own shares, the consideration paid including any directly attributable incremental costs is deducted from equity attributable to the equity holders of the Company until the share are cancelled or reissued. When these treasury shares are reissued, any consideration received is included in equity attributable to the equity holders of the Company.

2.22	Revenue Recognition

(a)	Identifying performance obligations

The Company mainly provides telecommunication services and sells handsets. The Company identifies performance obligations with a customer such as providing telecommunication services, selling handsets, and others. Revenue from handsets is recognized when a performance obligation is satisfied by transferring promised goods to customers, and the revenue from telecommunication services is recognized over the estimated contract periods of each service by transferring promised services to customers.

(b)	Allocation the transaction price and revenue recognition

The Company allocates the transaction price to each performance obligation identified in the contract based on a relative stand-alone selling price of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Company determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocates the transaction price on a relative stand-alone selling price basis. The stand-alone selling price is the price at which the Company would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Company sells that good or service separately in similar circumstances and to similar customers. The Company recognizes the allocated amount as contract assets or contract liabilities, and amortizes it through the remaining period which is adjusted in operating income.

(c)	Incremental contract acquisition costs

The Company pays commission fees when new customers subscribe to telecommunication services. The incremental contract acquisition costs are those commission fees that the Company incurs to acquire a contract with a customer that would not have been incurred if the contract had not been acquired. The Company recognizes the incremental contract acquisition costs as an asset and amortizes it over the expected period of benefit. However, as a practical expedient, the Company may recognize the incremental contract acquisition cost as an expense when it is incurred if the amortization period of the asset is one year or less.

28

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

2.23	Current and Deferred Tax

The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax expense is measured at the amount expected to be paid to taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the separate financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, the Company recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset when the Company has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

2.24	Dividend

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

29

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

2.25	Approval on Issuance of the Separate Financial Statements

The separate financial statements of 2024 were approved for issuance by the Board of Directors on March 10, 2025 and are subject to change with the approval of shareholders at their Annual General Meeting.

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Group to make estimates and assumptions about the future. Management also needs to exercise judgment in applying the Group’s accounting policies. Estimates and assumptions are evaluated continuously and are based on historical experience and other factors, including reasonable expectations of future events under the given circumstances. As it is rare for the results of accounting estimates to be identical to actual results, significant risks exist that may lead to material adjustments.

Estimates and assumptions that have significant risks of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgement and assumptions of certain items are included in relevant notes.

3.1	Impairment of Non-Financial Assets (including Goodwill)

The Company determines the recoverable amount of a cash generating unit (CGU) based on fair value or value-in-use calculations to assess non-financial assets (including goodwill) for impairment (Notes 12 and 13).

3.2	Income Taxes

The Company’s taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain (Note 29).

If a certain portion of the taxable income is not used for investments or increase in wages in accordance with the Tax System for Recirculation of Corporate Income, the Company is liable to pay additional income tax calculated based on the tax laws. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Company’s income tax is dependent on the investments as well as wage increase, there is uncertainty in measuring the final tax effects.

30

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

3.3	Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 36).

3.4	Net Defined Benefit Liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 17).

3.5	Amortization of Contract Assets, Contract Liabilities and Contract Cost Assets

Contract assets, contract liabilities and contract cost assets recognized under the application of K-IFRS 1115 are amortized over the expected periods of customer relationships. The estimate of the expected terms of customer relationship is based on the historical data. If management’s estimate changes, it may cause significant differences in the timing of revenue recognition and amounts recognized.

3.6	Critical Judgements in Determining the Lease Term

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

For leases of properties, machinery, and communication line facilities, the following factors are normally the most relevant:

•	If there are significant penalties to terminate (or not extend), the Company is typically reasonably certain to extend (or not terminate).

•	If any leasehold improvements are expected to have a significant remaining value, the Company is typically reasonably certain to extend (or not terminate).

•	Otherwise, the Company considers other factors including historical lease durations and the costs and business disruption required to replace the leased asset.

The lease term is reassessed if an option is actually exercised (or not exercised) or the Company becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee.

31

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4.	Financial Instruments by Category

Financial instruments by category as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
Financial assets	Financial assets at amortized cost		Financial assets at FVTPL	Financial assets at FVOCI	Derivatives used for hedging	Total
Cash and cash equivalents	~~W~~	1,540,570	—	—	—	1,540,570
Trade and other receivables		3,099,178	—	114,774	—	3,213,952
Other financial assets		80,465	456,224	1,458,891	442,144	2,437,724

(In millions of Korean won)	December 31, 2024
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at FVTPL	Derivatives used for hedging	Others	Total
Trade and other payables[1]	~~W~~	4,315,375	—	—	—	4,315,375
Borrowings		7,871,919	—	—	—	7,871,919
Other financial liabilities		—	28	—	—	28
Lease liabilities		—	—	—	759,743	759,743

[1] Amounts related to employee benefit plans are excluded in Trade and other payables.

(In millions of Korean won)	December 31, 2023
Financial assets	Financial assets at amortized cost		Financial assets at FVTPL	Financial assets at FVOCI	Derivatives used for hedging	Total
Cash and cash equivalents	~~W~~	1,242,005	—	—	—	1,242,005
Trade and other receivables		3,444,788	—	116,198	—	3,560,986
Other financial assets		377,996	441,321	1,437,684	156,774	2,413,775

(In millions of Korean won)	December 31, 2023
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at FVTPL	Derivatives used for hedging	Others	Total
Trade and other payables[1]	~~W~~	4,659,037	—	—	—	4,659,037
Borrowings		7,559,933	—	—	—	7,559,933
Other financial liabilities		—	1,403	23,076	—	24,479
Lease liabilities		—	—	—	851,610	851,610

[1]	Amounts related to employee benefit plans are excluded in Trade and other payables.

32

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

Gains and losses arising from financial instruments by category for the years ended December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Financial assets at amortized cost
Interest income	~~W~~	195,812	185,116
Impairment loss		(68,850)	(80,757)
Gain on foreign currency transactions		14,763	11,904
Gain on foreign currency translation		7,340	3,780
Financial assets at fair value through profits or loss
Interest income		4,032	7,083
Dividend income		4	7
Loss on valuation		(60,062)	(17,003)
Gain on disposal		8,225	1,809
Gain on foreign currency translation		29,029	3,846
Financial assets at fair value through other comprehensive income
Interest income		19,613	18,699
Dividend income		61,644	52,170
Loss on disposal		(8,277)	(11,132)
Other comprehensive income for the year [1]		20,480	158,219
Derivative assets used for hedging
Gain on transactions		38,720	10,192
Gain on valuation		364,980	33,754
Other comprehensive income for the year [1]		266,775	9,051
Reclassified to profit or loss from other comprehensive income for the year [1,2]		(278,378)	(28,977)
Financial liabilities at amortized cost
Interest expense		(241,942)	(246,101)
Loss on foreign currency transactions		(40,390)	(20,833)
Loss on foreign currency translation		(389,523)	(47,874)
Financial liabilities at fair value through profit or loss
Loss on valuation		(1,374)	(1,444)
Gain on transactions		—	5,205
Derivative liabilities used for hedging
Gain on valuation		—	10,888
Other comprehensive gain for the year payables [1]		—	6,979
Reclassified to profit or loss from other comprehensive income for the year [1,2]		(49)	(8,149)
Lease liabilities
Interest expense		(34,184)	(38,946)

Total	~~W~~	(91,612)	17,486

[1]	The amounts directly reflected in equity are after adjustments of deferred income tax.
[2]

During the years ended December 31, 2024 and 2023, certain derivatives of the Company were settled and the related gain or loss on valuation of cash flow hedges in other comprehensive income was reclassified to profit or loss for the current year.

33

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

5.	Cash and Cash Equivalents

Restricted cash and cash equivalents as of December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	December 31, 2024		December 31, 2023	Description
Bank deposits	~~W~~	17,347	6,395	Deposits restricted for government projects and others

Cash and cash equivalents in the separate statement of financial position are equal to cash and cash equivalents in the separate statement of cash flows.

6.	Trade and Other Receivables

(1)	Trade and other receivables as of December 31, 2024 and December 31, 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Total amounts		Provision for impairment	Present value discount	Carrying amount
Current assets
Trade receivables	~~W~~	2,840,837	(290,502)	(8,749)	2,541,586
Other receivables		399,200	(34,376)	(1,564)	363,260

Total	~~W~~	3,240,037	(324,878)	(10,313)	2,904,846

Non-current assets
Trade receivables	~~W~~	221,495	(927)	(14,150)	206,418
Other receivables		109,723	(430)	(6,605)	102,688

Total	~~W~~	331,218	(1,357)	(20,755)	309,106

34

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

	December 31, 2023
(In millions of Korean won)	Total amounts		Provision for impairment	Present value discount	Carrying amount
Current assets
Trade receivables	~~W~~	3,062,159	(278,716)	(8,778)	2,774,665
Other receivables		447,335	(29,616)	(2,115)	415,604

Total	~~W~~	3,509,494	(308,332)	(10,893)	3,190,269

Non-current assets
Trade receivables	~~W~~	275,354	(927)	(18,314)	256,113
Other receivables		121,958	(431)	(6,923)	114,604

Total	~~W~~	397,312	(1,358)	(25,237)	370,717

(2) The fair values of trade and other receivables with original maturities less than one year are equal to their carrying amount because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined by discounting the expected future cash flow at the weighted average interest rate.

(3) Details of changes in provisions for impairment for the years ended December 31, 2024 and 2023, are as follows:

	2024			2023
(in millions of Korean won)	Trade receivables		Other receivables	Trade receivables	Other Receivables
Beginning	~~W~~	279,643	30,047	279,004	30,978
Provision		49,356	19,494	55,121	27,915
Write-off/reimbursement		(37,570)	(14,735)	(54,482)	(28,846)

Ending	~~W~~	291,429	34,806	279,643	30,047

Provision for impairment on trade and other receivables is recognized as operating expenses, other expenses, and finance costs.

(4) Details of other receivables as of December 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Loans	~~W~~	37,005	40,069
Receivables		246,303	261,692
Accrued income		1,812	5,275
Refundable deposits		215,634	253,219
Provision for impairment		(34,806)	(30,047)

Total	~~W~~	465,948	530,208

(5) The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as of December 31, 2024.

35

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(6) The Company classifies a certain portion of the trade receivables as financial assets at fair value through other comprehensive income, based on business model for managing the asset and the cash flow characteristics of the contract.

7.	Other Financial Assets and Liabilities

(1) Details of other financial assets and liabilities as of December 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Other financial assets
Financial assets at amortized cost [1]	~~W~~	80,465	377,996
Financial assets at fair value through profit or loss [2]		456,224	441,321
Financial assets at fair value through other comprehensive income		1,458,891	1,437,684
Derivatives used for hedging		442,144	156,774
Less: Non-current		(2,175,177)	(2,134,324)

Current	~~W~~	262,547	279,451

Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	28	1,403
Derivatives used for hedging		—	23,076
Less: Non-current		(28)	(23,819)

Current	~~W~~	—	660

[1]

As of December 31, 2024, the Company’s financial instruments amount to ~~W~~ 30,464 million (December 31, 2023: ~~W~~ 30,464 million) and consist of checking account deposits, time deposits, and others which are subject to withdrawal restrictions.

[2]

As of December 31, 2024, the Company provided investment in Korea Software Financial Cooperative and others amounting to ~~W~~ 1,136 million (December 31, 2023: ~~W~~ 1,136 million) as collateral in exchange for the payment guarantee provided by the Korea Software Financial Cooperative and others.

36

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(2) Financial Assets at fair value through profit or loss

1) Details of financial assets at fair value through profit or loss as of December 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Debt instruments	~~W~~	456,224	440,257
Derivative held for trading		—	1,064
Less: Non-current		(456,224)	(441,321)

Current	~~W~~	—	—

2) The maximum exposure to credit risks debt instruments of financial assets at fair value through profit or loss is the carrying amount of each class of debt instruments above as of December 31, 2024.

(3)	Financial Assets at fair value through other comprehensive income

1) Details of financial assets at fair value through other comprehensive income as of December 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Equity instruments (Listed)	~~W~~	1,317,876	1,236,495
Equity instruments (Unlisted)		141,015	201,189
Less: Non-current		(1,458,891)	(1,437,684)

Current	~~W~~	—	—

2) Upon disposal of these equity instruments, any balance within the other comprehensive income is reclassified not to profit or loss, but to retained earnings. Upon disposal of these debt instruments, the remaining balance of the accumulated other comprehensive income is reclassified to profit or loss.

37

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(4) Derivatives used for hedging

The company trades derivative financial instruments to avoid interest rate risk and currency risk arising from the company’s debt. The company applies cash flow hedge accounting using currency swaps to avoid the risk of cash flow fluctuations caused by interest rate and exchange rate fluctuations on foreign currency bonds.

1) Details of valuation of derivatives used for hedging as of December 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	December 31, 2024			December 31, 2023
	Assets		Liabilities	Assets	Liabilities
Currency swap [1]	~~W~~	442,144	—	156,774	23,076
Less: Non-current		(260,057)	—	(105,680)	(22,416)

Current	~~W~~	182,087	—	51,094	660

[1]

The currency swap contract is to hedge the risk of volatility in cash flow from the borrowings due to changes in interest rate and foreign exchange rate and the expected maximum period for the Company to be exposed to risks of cash flow volatility by hedged items is until September 7, 2034.

The entire fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item exceeds 12 months and, as a current asset or liability, if the maturity of the hedged item is within 12 months.

2) Details of valuation gains and losses from derivatives for risk hedging purposes for the year ended period December 31, 2024 and 2023, are as follows:

(In millions of Korean won)
	2024				2023
Type of transaction	Valuation gain		Valuation loss	Other comprehensive loss[1]	Valuation gain	Valuation loss	Other comprehensive loss[1]
Currency swap	~~W~~	364,980	—	(15,698)	44,804	162	(28,199)

[1]	The amounts directly reflected in equity are before adjustments of deferred income tax.

3) The effective portion recognized in profit or loss related to cash flow hedges amounts to valuation gains of ~~W~~ 357,272 million as other comprehensive income for the year ended December 31, 2024 (2023: valuation gains of ~~W~~ 21,419 million). The ineffective portion recognized in profit or loss related to cash flow hedges amounts to valuation gains of ~~W~~ 1,346 million as current profit or loss for the year ended December 31, 2024 (2023: valuation gains of ~~W~~ 1,267 million). In addition, the valuation gains reclassified from other comprehensive income to profit or loss amounts to ~~W~~ 372,970 million for the year ended December 31, 2024 (2023: ~~W~~ 49,618 million).

38

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4) The unsettled amount of derivative instruments for the years ended December 31, 2024 and 2023, are as follows:

(i) Hedging instruments

(in millions of Korean won and thousands of foreign currencies)
	2024
				Book value of hedging instruments		Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency	Contract amount		Assets	Liabilities
USD	2,120,000	~~W~~	2,617,720	442,144	—	358,880

(in millions of Korean won and thousands of foreign currencies)
	2023
				Book value of hedging instruments		Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency	Contract amount		Assets	Liabilities
USD	1,970,000	~~W~~	2,362,670	156,774	22,416	44,618
JPY	400,000		4,357	—	660	(162)

Total		~~W~~	2,367,027	156,774	23,076	44,456

(ii) Hedged item

(in millions of Korean won and thousands of foreign currencies)
	2024				2023
Currency	Book value of hedged items		Changes in fair value to calculate the ineffective portion of hedges	Cash flow hedge reserves[1]	Book value of hedged items	Changes in fair value to calculate the ineffective portion of hedges	Cash flow hedge reserves[1]
USD	~~W~~	3,116,400	(357,748)	(42,512)	2,540,118	(43,351)	(30,910)
JPY		—	—	—	3,651	162	49

Total	~~W~~	3,116,400	(357,748)	(42,512)	2,543,769	(43,189)	(30,861)

1	The amounts directly reflected in equity are before adjustments of deferred income tax.

39

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(5) Financial Liabilities at fair value through profit or loss

1) Details of financial liabilities at fair value through profit or loss as of December 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Derivative liabilities held for trading [1]	~~W~~	28	1,403

[1]	Derivative liabilities recognized in relation to acquisition of Epsilon Global Communications Pte. Ltd. (Note 19).

8.	Inventories

Inventories as of December 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)
	December 31, 2024				December 31, 2023
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	~~W~~	285,892	(61,214)	224,678	448,307	(80,190)	368,117

Cost of inventories recognized as expenses for the year ended December 31, 2024 amounts to ~~W~~ 2,528,008 million (For the year ended December 31, 2023: ~~W~~ 2,568,849 million), and reversal valuation loss on inventory amounts to ~~W~~ 18,976 million for the year ended December 31, 2024 (For the year ended December 31, 2023: ~~W~~ 9,538 million).

40

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

9.	Other Assets and Liabilities

Other assets and liabilities as of December 31, 2024 and December 31, 2024, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Other assets
Advance payments	~~W~~	52,289	60,065
Prepaid expenses		97,714	79,051
Contract costs		1,802,221	1,804,448
Contract assets		735,508	774,435
Less: Non-current		(727,772)	(709,276)

Current	~~W~~	1,959,960	2,008,723

Other liabilities
Advances received [1]	~~W~~	215,354	245,797
Withholdings		25,362	39,214
Unearned revenue		828	951
Lease liabilities		759,743	851,610
Contract liabilities		242,898	259,724
Less: Non-current		(545,976)	(677,691)

Current	~~W~~	698,209	719,605

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 25).

41

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

10.	Property and Equipment

(1)	Changes in property and equipment for the year ended December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024
	Land		Buildings and structures	Telecommunications equipment	Others	Construction- in-progress	Total
Acquisition cost	~~W~~	848,841	2,677,013	40,276,446	621,966	796,489	45,220,755
Less: Accumulated depreciation (including accumulated impairment losses and others)		(132)	(1,649,614)	(31,525,929)	(551,654)	(650)	(33,727,979)

Beginning, net	~~W~~	848,709	1,027,399	8,750,517	70,312	795,839	11,492,776
Acquisitions and capital expenditures		—	315	20,016	12,694	2,504,116	2,537,141
Disposals and terminations		(1,928)	(1,406)	(62,953)	(1,257)	(2,135)	(69,679)
Depreciation		—	(73,158)	(2,315,255)	(31,430)	—	(2,419,843)
Impairment		—	—	(4,310)	—	—	(4,310)
Transfers in (out)		4,430	42,213	2,121,035	11,230	(2,270,040)	(91,132)
Others		9,267	23,075	—	385	—	32,727

Ending, net	~~W~~	860,478	1,018,438	8,509,050	61,934	1,027,780	11,477,680

Acquisition cost	~~W~~	860,610	2,778,858	41,109,026	619,505	1,027,863	46,395,862
Less: Accumulated depreciation (including accumulated impairment losses and others)		(132)	(1,760,420)	(32,599,976)	(557,571)	(83)	(34,918,182)

(in millions of Korean won)	2023
	Land		Buildings and structures	Telecommunications equipment	Others	Construction- in-progress	Total
Acquisition cost	~~W~~	866,853	2,645,631	38,883,058	630,481	932,584	43,958,607
Less: Accumulated depreciation (including accumulated impairment losses and others)		(132)	(1,607,255)	(30,258,781)	(551,779)	(498)	(32,418,445)

Beginning, net	~~W~~	866,721	1,038,376	8,624,277	78,702	932,086	11,540,162
Acquisitions and capital expenditures		—	1,292	19,763	12,309	2,581,114	2,614,478
Disposals and terminations		(3,651)	(4,998)	(64,153)	(1,505)	(302)	(74,609)
Depreciation		—	(72,042)	(2,231,189)	(31,858)	—	(2,335,089)
Impairment		—	—	(6,055)	—	(1,294)	(7,349)
Transfers in (out)		6,405	145,566	2,406,442	12,666	(2,715,765)	(144,686)
Others		(20,766)	(80,795)	1,432	(2)	—	(100,131)

Ending, net	~~W~~	848,709	1,027,399	8,750,517	70,312	795,839	11,492,776

Acquisition cost	~~W~~	848,841	2,677,013	40,276,446	621,966	796,489	45,220,755
Less: Accumulated depreciation (including accumulated impairment losses and others)		(132)	(1,649,614)	(31,525,929)	(551,654)	(650)	(33,727,979)

42

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The borrowing costs capitalized for qualifying assets amount to \ 6,896 million for the year ended December 31, 2024 (December 31, 2023: ~~W~~ 5,171 million). The interest rate applied to calculate the capitalized borrowing costs in 2024 is 3.05%~3.17% (2023: 2.85%~3.09%).

11.	Investment Properties

(1)	Changes in investment properties for the years ended December 31, 2024 and 2023, are as follows:

(in millions of Korean won)
	2024				2023
	Land		Buildings	Total	Land	Buildings	Total
Acquisition cost	~~W~~	230,643	1,652,995	1,883,638	209,876	1,560,143	1,770,019
Less: Accumulated depreciation		—	(692,046)	(692,046)	—	(632,530)	(632,530)
Beginning, net		230,643	960,949	1,191,592	209,876	927,613	1,137,489
Depreciation		—	(44,871)	(44,871)	—	(47,460)	(47,460)
Transfer increase		(9,267)	(23,075)	(32,342)	20,767	80,796	101,563

Ending, net	~~W~~	221,376	893,003	1,114,379	230,643	960,949	1,191,592

Acquisition cost	~~W~~	221,376	1,587,207	1,808,583	230,643	1,652,995	1,883,638
Less: Accumulated depreciation		—	(694,204)	(694,204)	—	(692,046)	(692,046)

(2)

The fair value of investment properties is ~~W~~ 5,227,418 million as of December 31, 2024 (December 31, 2023: ~~W~~ 4,402,271 million). The fair value of investment properties is estimated based on the expected cash flow.

(3)

Rental income from investment properties is ~~W~~ 242,406 million for the year ended December 31, 2024 (December 31, 2023: ~~W~~ 232,945 million) and direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period are recognized as operating expenses.

(4)

As of December 31, 2024, the Company (Lessor) has entered into a non-cancellable operating lease contract for real estate. The future minimum lease payments under this contract amount to ~~W~~ 104,086 million for one year or less, ~~W~~ 241,279 million for more than one year and less than five years, ~~W~~ 346,426 million for over five years, and ~~W~~ 691,791 million in total.

43

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

12.	Intangible Assets

(1)	Changes in intangible assets for the years ended December 31, 2024 and 2023, are as follows:

	2024
(in millions of Korean won)	Goodwill		Industrial rights	Development costs	Software	Frequency usage rights	Others[1]	Total
Acquisition cost	~~W~~	65,057	40,814	1,772,283	727,991	2,408,711	332,335	5,347,191
Less: Accumulated depreciation (including accumulated impairment loss and others)		—	(20,619)	(1,648,027)	(687,411)	(1,270,555)	(232,731)	(3,859,343)

Beginning, net	~~W~~	65,057	20,195	124,256	40,580	1,138,156	99,604	1,487,848
Acquisition and capital expenditure [1]		—	832	—	1,595	—	3,315	5,742
Disposals and terminations		—	(182)	(8,215)	(1,530)	—	(2,416)	(12,343)
Amortization		—	(3,328)	(37,149)	(12,592)	(345,644)	(69,093)	(467,806)
impairment gain		—	—	—	—	—	107	107
Investment in kind		—	—	18,913	7,796	—	64,423	91,132

Ending, net	~~W~~	65,057	17,517	97,805	35,849	792,512	95,940	1,104,680

Acquisition cost	~~W~~	65,057	39,668	1,752,240	733,122	2,408,711	395,535	5,394,333
Less: Accumulated depreciation (including accumulated impairment loss and others)		—	(22,151)	(1,654,435)	(697,273)	(1,616,199)	(299,595)	(4,289,653)

44

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

	2023
(in millions of Korean won)	Goodwill		Industrial rights	Development costs	Software	Frequency usage rights	Others[1]	Total
Acquisition cost	~~W~~	65,057	38,732	1,774,505	719,185	2,610,171	238,896	5,446,546
Less: Accumulated depreciation (including accumulated impairment loss and others)		—	(19,712)	(1,631,586)	(672,156)	(1,121,741)	(145,672)	(3,590,867)

Beginning, net	~~W~~	65,057	19,020	142,919	47,029	1,488,430	93,224	1,855,679
Acquisition and capital expenditure [1]		—	4,775	75	7	—	2,335	7,192
Disposals and terminations		—	(377)	(4,812)	(367)	—	(2,937)	(8,493)
Amortization [1]		—	(3,223)	(55,314)	(15,346)	(350,274)	(87,058)	(511,215)
Investment in kind		—	—	41,388	9,257	—	94,040	144,685

Ending, net	~~W~~	65,057	20,195	124,256	40,580	1,138,156	99,604	1,487,848

Acquisition cost	~~W~~	65,057	40,814	1,772,283	727,991	2,408,711	332,335	5,347,191
Less: Accumulated depreciation (including accumulated impairment loss and others)		—	(20,619)	(1,648,027)	(687,411)	(1,270,555)	(232,731)	(3,859,343)

[1]	Amounts include ~~W~~ 36,460 million which is the changed effect of useful life from Media Contents Asset.

(2)	The carrying amount of membership rights with an indefinite useful life not subject to amortization is ~~W~~ 55,778 million as of December 31, 2024 (December 31, 2023: ~~W~~ 54,717million).

(3)

The Company annually performs an assessment of goodwill impairment. The recoverable amount of all CGUs has been determined based on value-in-use. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates of 0%. The growth rate does not exceed the long-term average growth rate included in industry report specific to the industry in which the CGU operates.

The Company determines the gross margin rate based on past performance and its expectations of market changes. The average growth rates used are estimated based on historical growth rate. In addition, the Company estimated pre-tax cash flow based on past performance and its expectation of market growth. The discount rate applied is pre-tax discount rate of 7.21%, reflecting specific risks related to the relevant CGUs.

As a result of impairment tests, the Company concluded that the carrying amount of CGUs does not exceed the recoverable amount of CGUs. Therefore, the Company did not recognize any impairment loss on goodwill for the years ended December 31, 2024 and 2023

45

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

13.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Carrying amounts in investments in subsidiaries, associates and joint ventures as of December 31, 2024 and 2023, is as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Subsidiaries	~~W~~	4,419,598	4,381,161
Associates and joint ventures		411,588	415,445

Total	~~W~~	4,831,186	4,796,606

1)	Investments in subsidiaries as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			December 31, 2024		December 31, 2023
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530	390,530
KTCS Corporation [1]	Korea	8.4%		6,427	6,427
KTIS Corporation [1]	Korea	33.3%		30,633	30,633
KT Skylife Co., Ltd.	Korea	50.5%		311,696	311,696
BC Card Co., Ltd.	Korea	69.5%		633,004	633,004
KT M&S Co., Ltd.	Korea	100.0%		26,914	26,764
KT Alpha Co., Ltd.	Korea	70.5%		130,924	130,924
KT Telecop Co., Ltd.	Korea	92.7%		138,541	134,308
Nasmedia, Inc.[1]	Korea	44.1%		23,051	23,051
KTDS Co., Ltd.	Korea	91.6%		19,616	19,616
KTGDH Co., Ltd.	Korea	100.0%		2,745	2,745
KT Sports Co., Ltd.	Korea	52.6%		27,327	27,327
KT M Mobile Co., Ltd.	Korea	100.0%		102,237	102,237
KT Service Bukbu Co., Ltd.	Korea	67.3%		3,873	3,873
KT Service Nambu Co., Ltd.	Korea	76.4%		10,160	10,160
KT Strategic Investment Fund No.3	Korea	86.7%		130	2,947
PlayD Co., Ltd. [2]	Korea	23.5%		20,000	20,000
KT MOS Bukbu Co., Ltd.	Korea	100.0%		6,334	6,334
KT MOS Nambu Co., Ltd.	Korea	98.4%		4,267	4,267
Next Connect PFV	Korea	100.0%		24,250	24,250
KT Strategic Investment Fund No.5	Korea	95.0%		19,000	19,000
KT Engineering Co., Ltd.	Korea	59.8%		28,000	28,000
KT Studio Genie Co., Ltd.	Korea	90.9%		283,620	283,620
Lolab Co., Ltd. [3]	Korea	—		—	21,958
KT ES Pte. Ltd.	Singapore	68.8%		16,003	13,640
Altimedia Corporation	Korea	100.0%		22,000	22,000
kt Cloud Co., Ltd.	Korea	92.7%		901,504	901,504
Others				152,290	95,824

Total			~~W~~	4,419,598	4,381,161

[1]

As of December 31, 2024, although sum of percentage of ownership of the Company and its subsidiaries is less than 50% ownership in these entities, these entities are included in investments in subsidiaries due to the dispersion of other shareholders excluding the Company and voting patterns at previous shareholders’ meetings.

46

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

[2]	As of December 31, 2024, this entity is included in investments in subsidiaries, as Nasmedia Co., Ltd. holds 46.9% ownership, while the Company and its subsidiary together hold 70.4% ownership.
[3]	As of December 31, 2024, this entity is excluded from subsidiaries due to loss of control.

2)	Investments in associates and joint ventures as of December 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)			Carrying amount
	Location	Percentage of ownership (%)	December 31, 2024		December 31, 2023
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	115,636
HD Hyundai Robotics Co., Ltd. [1]	Korea	10.0%		50,000	50,000
Megazone Cloud Corporation [1]	Korea	6.7%		130,001	130,001
KT-DSC Creative Economy YouthStart-up Investment Fund [1]	Korea	17.1%		2,055	2,220
LS Marine Solution Co., Ltd. [2]	Korea	—		—	5,409
Others				113,896	112,179

Total				411,588	415,445

[1]

The Company holds less than 20% interest in the investees as of December 31, 2024, but the investments are classified as investments in associates as the Company exerts significant influence over the operational and financial policies.

[2]	As of December 31, 2024, this entity is excluded from associates due to loss of significant influence.

(2)	Changes in investments in subsidiaries, associates and joint ventures for the year ended period December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning	~~W~~	4,796,606	4,879,219
Acquisition		150,395	49,031
Disposal [1]		(42,070)	(47,636)
Impairment		(72,048)	(83,237)

Others		(1,697)	(771)

Ending	~~W~~	4,831,186	4,796,606

[1]

The amounts include the transaction that occurred during the year ended December 31, 2024, in which the Company exchanged subsidiary corporate investment shares in Lolab Co., Ltd. for redeemable convertible preferred shares of TeamFresh Corp.

47

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(3)	The impairment test in subsidiaries, associates and joint ventures for the years ended December 31, 2024 and 2023, are as follows:

1)

The cost method is applied to account for investments in subsidiaries, associates and joint ventures and is reviewed for any indicators that an impairment loss may have occurred at the end of each reporting period. If there are such indicators, the recoverable amount of the asset is estimated using the future cash flow discount method, and if the recoverable amount falls short of the carrying amount, the carrying amount of the asset is reduced and the impairment loss is immediately recognized as loss in the current year.

2)

During the year ended December 31, 2024, the difference between recoverable amount and carrying amount ~~W~~ 72,048 million in relation to ‘KT ES Pte. Ltd.’, ‘KT RUS LLC’, ‘TeamFresh Corp.’, subsidiary companies, is recognized as other expenses.

14.	Trade and Other Payables

(1)	Details of trade and other payables as of December 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Current liabilities
Trade payables	~~W~~	517,879	713,833
Other payables		3,808,200	3,518,544

Total	~~W~~	4,326,079	4,232,377

Non-current liabilities
Other payables	~~W~~	479,416	739,766

48

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(2)	Details of other payables as of December 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Non-trade payable	~~W~~	2,917,086	2,880,385
Accrued expenses		901,219	879,613
Operating deposits		375,105	401,271
Others		94,206	97,041
Less: Non-current		(479,416)	(739,766)

Current	~~W~~	3,808,200	3,518,544

15.	Borrowings

(1)	Details of borrowings as of December 31, 2024 and December 31, 2023, are as follows:

1)	Debentures

(In millions of Korean won and foreign currencies in thousands)			December 31, 2024			December 31, 2023
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	~~W~~	147,000	USD 100,000	~~W~~	128,940
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		588,000	USD 400,000		515,760
MTNP notes	Jul. 19, 2024	—	—		—	JPY 400,000		3,651
MTNP notes	Sep. 1, 2025	1.000%	USD 400,000		588,000	USD 400,000		515,760
FR notes	Nov. 1, 2024	—	—		—	USD 350,000		451,290
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000		441,000	USD 300,000		386,820
MTNP notes	Aug. 8, 2025	4.000%	USD 500,000		735,000	USD 500,000		644,700
MTNP notes	Feb. 2, 2028	4.125%	USD 500,000		735,000	—		—
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 186-3rd Public bond	Jun. 26, 2024	—	—		—	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-3rd Public bond	Sep. 2, 2024	—	—		—	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-2nd Public bond	Jan. 15, 2024	—	—		—	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-2nd Public bond	Oct. 11, 2024	—	—		—	—		100,000

49

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(In millions of Korean won and foreign currencies in thousands)			December 31, 2024			December 31, 2023
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-1st Public bond	Jan. 26, 2024	—	—		—	—		130,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—		140,000	—		140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—		50,000	—		50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	—		80,000	—		80,000
The 195-1st Public bond	Jun. 10, 2024	—	—		—	—		180,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—		80,000	—		80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—		40,000	—		40,000
The 196-1st Public bond	Jan. 27, 2025	2.596%	—		270,000	—		270,000
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—		100,000	—		100,000
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—		30,000	—		30,000
The 197-1st Public bond	Jun. 27, 2025	4.191%	—		280,000	—		280,000
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—		120,000	—		120,000
The 198-1st Public bond	Jan. 10, 2025	3.847%	—		70,000	—		70,000
The 198-2nd Public bond	Jan. 12, 2026	3.869%	—		150,000	—		150,000
The 198-3rd Public bond	Jan. 12, 2028	3.971%	—		80,000	—		80,000
The 199-1st Public bond	Jul. 11, 2025	4.028%	—		85,000	—		85,000
The 199-2nd Public bond	Jul. 10, 2026	4.146%	—		160,000	—		160,000
The 199-3rd Public bond	Jul. 12, 2028	4.221%	—		155,000	—		155,000
The 200-1st Public bond	Feb. 27, 2026	3.552%	—		120,000	—		—
The 200-2nd Public bond	Feb. 26, 2027	3.608%	—		200,000	—		—
The 200-3rd Public bond	Feb. 27, 2029	3.548%	—		80,000	—		—
The 201-1st Public bond	Dec. 2, 2027	2.899%	—		130,000
The 201-2nd Public bond	Dec. 2, 2029	2.918%	—		70,000
The 201-3rd Public bond	Dec. 2, 2034	3.057%	—		100,000

Subtotal					7,494,000			6,976,921
Less: Current portion					(2,333,711)			(1,224,741)
Discount on bonds					(23,068)			(18,468)

Total				~~W~~	5,137,221		~~W~~	5,733,712

[1]

As of December 31, 2024, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered on the Singapore Stock Exchange, which allowed the issuance of notes of up to USD 2,000 million. However, the MTN program was terminated in 2007.

50

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

2)	Long-Term Borrowings

(In millions of Korean won and foreign currencies in thousands) Financial institution	Type	Maturity	Annual interest rates	December 31, 2024		December 31, 2023
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	Jul. 10, 2026	1.000%	~~W~~	987	1,480
CA-CIB	Long-term commercial papers	May. 28, 2024	—		—	100,000
		Mar. 15, 2024	—		—	100,000
		May. 28, 2027	3.820%		100,000	—
JPM	Long-term commercial papers	Feb. 28, 2025	2.700%		100,000	100,000
		Mar. 15, 2024	—		—	100,000
DBS	Long-term commercial papers	Jun. 28, 2024	—		—	100,000
		May. 28, 2027	3.820%		100,000	—
KDB	Long-term commercial papers	Mar. 14, 2024	—		—	100,000
Shinhan Bank	Long-term commercial papers	May. 28, 2027	4.090%		100,000	—

	Subtotal				400,987	601,480
	Less: Current portion				(100,493)	(500,493)

	Net			~~W~~	300,494	100,987

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a 7-year grace period.

(2)	Repayment schedule of the Company’s debentures and borrowings including the portion of current liabilities as of December 31, 2024, is as follows:

(In millions of Korean won)	Bonds
	In local currency		In foreign currency	Sub- total	Borrowings	Total
Jan.1, 2025 ~ Dec. 31, 2025	~~W~~	1,015,000	1,323,000	2,338,000	100,493	2,438,493
Jan.1, 2026 ~ Dec. 31, 2026		750,000	588,000	1,338,000	494	1,338,494
Jan.1, 2027 ~ Dec. 31, 2027		550,000	441,000	991,000	300,000	1,291,000
Jan.1, 2028 ~ Dec. 31, 2028		405,000	735,000	1,140,000	—	1,140,000
After Jan.1, 2029		1,540,000	147,000	1,687,000	—	1,687,000

Total	~~W~~	4,260,000	3,234,000	7,494,000	400,987	7,894,987

51

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

16.	Provisions

Changes in provisions for the year ended period December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Litigation		Restoration cost	Others	Total
Beginning balance	~~W~~	25,879	115,747	40,728	182,354
Increase (transfer)		26	11,142	(236)	10,932
Usage		(1,222)	(1,115)	(210)	(2,547)
Reversal		(3,093)	(624)	(550)	(4,267)

Ending balance	~~W~~	21,590	125,150	39,732	186,472

Less: Current		(21,590)	(29,091)	(39,732)	(90,413)
Non-current		—	96,059	—	96,059

(In millions of Korean won)	2023
	Litigation		Restoration cost	Others	Total
Beginning balance	~~W~~	30,938	96,667	39,489	167,094
Increase (transfer)		3	20,702	2,092	22,797
Usage		(5,028)	(983)	(249)	(6,260)
Reversal		(34)	(639)	(604)	(1,277)

Ending balance	~~W~~	25,879	115,747	40,728	182,354

Less: Current		(25,879)	(25,464)	(40,518)	(91,861)
Non-current		—	90,283	210	90,493

52

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

17.	Net Defined Benefit Liabilities (Assets)

(1)	The amounts recognized in the statements of financial position as of December 31, 2024 and December 31, 2023, are determined as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Present value of defined benefit obligations	~~W~~	1,344,701	1,548,588
Fair value of plan assets		(1,293,619)	(1,609,178)

Liabilities (Assets), net	~~W~~	51,082	(60,590)

(2)	Changes in the defined benefit obligations for the year ended period December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Beginning	~~W~~	1,548,588	1,493,655
Current service cost		112,354	109,110
Interest expense		61,646	73,330
Benefits paid		(510,237)	(256,252)
Others [1]		19,701	—
Remeasurements:
Actuarial losses arising from changes in demographic assumptions		13,680	19
Actuarial losses arising from changes in financial assumptions		51,566	93,422
Actuarial losses arising from experience adjustments		47,403	35,304

Ending	~~W~~	1,344,701	1,548,588

[1]	The settlement gain and loss due to voluntary retirement are included.

(3)	Changes in the fair value of plan assets for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning	~~W~~	1,609,178	1,674,344
Interest income		64,167	82,603
Remeasurements on plan assets		459	7,566
Employer contributions		97,900	78,501
Benefits paid		(479,514)	(233,836)
Others		1,429	—

Ending	~~W~~	1,293,619	1,609,178

53

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(4)	Amounts recognized in the separate statements of profit or loss for the year ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Current service cost	~~W~~	112,354	109,110
Net interest expense		(2,521)	(9,273)
Account transfers		(13,138)	(13,548)
Others		16,137	—

Total expense	~~W~~	112,832	86,289

(5)	Principal actuarial assumptions were as follows:

	December 31, 2024	December 31, 2023
Discount rate	3.61%	4.16%
Future salary increases	5.99%	5.98%

(6)	The sensitivity analysis of the defined benefit obligations as of December 31, 2024, to changes in the principal assumptions, is as follows:

(in millions of Korean won)	Effect on defined benefit obligation
	Changes in assumption		Increase in assumption		Decrease in assumption
Discount rate	0.50	%p	~~W~~	(44,456)	47,477
Future salary growth rate	0.50	%p		44,692	(42,323)

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

The above sensitivity analysis is based on changes in assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

(7)

The Company reviews the funding level on an annual basis and has a policy of eliminating deficit from the fund. Expected contributions to post-employment benefit plans, for the year ending December 31, 2025, are ~~W~~ 132,415 million.

54

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The expected maturity analysis of undiscounted pension benefits as of December 31, 2024, is as follows:

(in millions of Korean won)	Less than 1 year		Between 1-2 years	Between 2-5 years	Over 5 years	Total
Pension benefits	~~W~~	116,927	134,266	433,438	1,063,107	1,747,738

The weighted average duration of the defined benefit obligations is 7.2 years.

18.	Defined Contribution Plan

For the year ended December 31, 2024, recognized expense related to the defined contribution plan is ~~W~~ 50,050 million (December 31, 2023: ~~W~~ 51,316 million).

19.	Commitments and Contingencies

(1)	As of December 31, 2024, major Covenants with local financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution		Limit		Used amount
Bank overdraft	Kookmin Bank and others	~~W~~	360,000		—
Working capital loan	Korea Development Bank and others		1,120,050		100,000
Inter-Korean Cooperation Fund	Export-Import Bank of Korea		37,700		987
Economic Cooperation Business Insurance	Export-Import Bank of Korea		3,240		1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others		247,000		15,064
Plus electronic notes payable	Industrial Bank of Korea		50,000		3,058
Derivatives transaction limit	Korea Development Bank and others	USD	2,120,000	USD	2,120,000

Total	KRW		1,817,990		120,841
	USD		2,120,000		2,120,000

55

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(2)	As of December 31, 2024, guarantees received from financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Warranty details		Limit
Hana Bank	Comprehensive credit line	~~W~~ USD	2,900 8,700
Shinhan Bank	Guarantee for payment in foreign currency and others	USD	33,806
Kookmin Bank	Guarantee for payment in foreign currency	USD	3,186
Woori Bank	Guarantee for payment in foreign currency	USD	5,000
Korea Software Financial Cooperative	Advance payment/other guarantee and others		1,103,312
Information & Communication Financial Cooperative	Advance payment/other guarantee and others		700,000
Seoul Guarantee Insurance Company	Performance guarantee and others		30,562

Total		KRW	1,836,774
		USD	50,692

(3)

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to its spin-off. As of December 31, 2024, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 433 million.

(4)

For the year ended December 31, 2024, the Company entered into agreements with Securitization Specialty Companies (2024: First 5G 73rd to 78th Securitization Specialty Co., Ltd., 2023: First 5G 67th to 72nd Securitization Specialty Co., Ltd.) and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and in accordance with the agreement, the Company will receive asset management fees upon liquidation of the securitization specialty company.

(5)

As of December 31, 2024, the Company is a defendant in 102 lawsuits with a total claimed amount of ~~W~~ 124,384 million. As of December 31, 2024, litigation provisions of ~~W~~ 21,590 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as of December 31, 2024 (Note 16).

(6)

Under the agreement of bond issuance and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restrictions on provision of additional collateral and disposal of certain assets.

(7)	As of December 31, 2024, the Company participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

(8)	As of December 31, 2024, the contract amount of properties and equipment acquisition agreements made but not yet recognized amounts to ~~W~~ 344,566 million (December 31, 2023: ~~W~~ 449,883 million).

56

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(9)

The Company entered into an agreement with financial investors of Epsilon Global Communications Pte., Ltd. regarding the acquisition of shares contract. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise the Tag-Along Right, Drag-Along Right, or the right to sell shares for the convertible preferred shares they hold (Note 7).

(10)

The Company has an obligation for additional contributions as per agreement to Storm Ventures FUND VII and others. As of December 31, 2024, remaining amounts of USD 33,100 thousand and JPY 240,000 thousand will be invested through the Capital Call method in the future.

(11)

As of December 31, 2024, the Company has the amount of ~~W~~ 201,615 million (40%) of joint responsibility obligation and ~~W~~ 302,423 million (60%) of obligation to provide financial support as a construction investor during the construction period with respect to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure. During the operating period, the Company has the amount of ~~W~~ 438,312 million (100%) of obligation to provide financial support as an operating investor.

(12)

The Company has an agreement related to a stock sale contract with HYUNDAI MOBIS Co., Ltd. and HYUNDAI MOTOR COMPANY. If the Company intends to dispose of the acquired stocks to a third party after a certain period has elapsed from the date of the contract, HYUNDAI MOBIS Co., Ltd. and HYUNDAI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

(13)

During the prior period, the Company entered into an agreement with equity investors which participated in the stock acquisition contract of kt cloud Co., Ltd., Under the agreement, in specific occasion, equity investors may exercise a Tag-along or Put-Option to the Company in the future. In relation to this contract, the company and the financial investors may mutually settle profits in the future if there is a difference between the confirmed public offering price and the preliminary public offering price .

(14)

As of December 31, 2024, the Company has the obligation of paying Minimum Guarantee as utilizing product bundling of Tving Co., Ltd., and the right to be paid certain proportion of the excess as per agreement.

(15)	As of December 31, 2024, the Company has a put option that can be exercised in the event of a breach of contractual rights under the shareholders’ agreement with the Rwandan government.

57

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(16)	Details of investment properties provided as collateral as December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	December 31, 2024
Collateral	Carrying amount		Secured amount	Related account	Related amount	Mortgagee
Land and buildings	~~W~~	177,229	35,573	Deposits	29,899	leaseholder

(in millions of Korean won)	December 31, 2023
Collateral	Carrying amount		Secured amount	Related account	Related amount	Mortgagee
Land and buildings	~~W~~	165,732	34,952	Deposits	29,211	leaseholder

(17)

The Company has established a supplier finance agreement with some suppliers, and suppliers participating in the supplier finance agreement can receive early payment on invoices sent to the Company from the Company’s external finance provider. The Company pays the finance provider in accordance with the usual payment terms to settle the debt. As of December 31, 2024, all financial liabilities subject to the supplier finance agreement are included in trade and other payables, and the carrying amount is ~~W~~ 55,815 million. None of this amount has been received by the supplier from the finance provider. There were no significant non-cash changes in the carrying amount of the trade and other payables subject to the Company’s supplier finance agreement.

58

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

20.	Leases

Information for leases when the Company acts as a lessee is as follows. Information on leases when the Company acts as a lessor is described in Note 11.

(1) The separate statements of financial position shows the following amounts relating to leases:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Right-of-use assets
Property and buildings	~~W~~	800,961	853,425
Machinery and communication line facilities		38,977	50,242
Others		56,361	72,958

Total	~~W~~	896,299	976,625

(In millions of Korean won)	December 31, 2024		December 31, 2023
Lease liabilities [1]
Current	~~W~~	259,747	226,590
Non-current		499,996	625,020

Total	~~W~~	759,743	851,610

[1]	Included in other current liabilities and non-current liabilities (Note 9).

For the one-year periods ended December 31, 2024 and 2023, right-of-use assets related to leases increased by ~~W~~ 286,586 million and ~~W~~ 338,200 million, respectively.

(2)	The separate statements of profit or loss shows the following amounts relating to leases:

(In millions of Korean won)	2024		2023
Depreciation of right-of-use assets
Property and building	~~W~~	287,753	285,491
Machinery and communication line facilities		25,172	25,845
Others		31,145	27,880

Total	~~W~~	344,070	339,216

Interest expense relating to lease liabilities		34,184	38,946
Expense relating to Short-term leases		4,878	4,631
Expense relating to leases of low-value assets that are not short-term leases		12,765	11,527

The total cash outflow for leases for the year ended period December 31, 2024 and 2023 is ~~W~~ 403,134 million and ~~W~~ 385,080 million, respectively.

59

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

21.	Share Capital

As of December 31, 2024 and 2023, the Company has 1,000,000,000 shares authorized to issue, and the details are as follows:

	December 31, 2024				December 31, 2023
	Number of issued shares	Par value per share (in Korean won)		Ordinary shares (in millions of Korean won)	Number of issued shares	Par value per share (in Korean won)		Ordinary shares (in millions of Korean won)
Ordinary shares[1]	252,021,685	~~W~~	5,000	1,564,499	257,860,760	~~W~~	5,000	1,564,499

[1]	The Company retired 60,878,082 treasury shares against retained earnings. Therefore, the ordinary shares amount differs from the amount resulting from multiplying the number of shares issued.

22.	Retained Earnings

Details of retained earnings as of December 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Legal reserve [1]	~~W~~	782,249	782,249
Voluntary reserves [2]		4,651,362	4,651,362
Unappropriated retained earnings		6,284,318	7,110,814

Total	~~W~~	11,717,929	12,544,425

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Company’s majority shareholders.

[2]

The reserves of research and development of human resources in other surplus reserves are separately accumulated on disposal of retained earnings on tax filing adjustments when calculating income taxes in accordance with regulations of Tax Reduction and Exemption Control Act of Korea. Reversal of the reserves according to the relevant tax law can be paid out as dividends.

60

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The appropriation of retained earnings for the year ended December 31, 2024 is expected to be appropriated at the shareholders’ meeting on March 31, 2025. The appropriation date for the year ended December 31, 2023 was March 28, 2024.

The appropriation of retained earnings for the years ended December 31, 2024 and 2023, is as follows:

(in millions of Korean won)	Note	2024		2023
Unappropriated retained earnings from prior year		~~W~~	6,627,844	6,367,527
Remeasurements of net defined benefit liabilities	17, 29		(82,380)	(90,272)
Gain (loss) on disposal of financial assets at fair value through other comprehensive income	4		(13,421)	222
Retirement of treasury stock			(205,956)	(100,000)
Interim Dividends
(Cash dividend (%): Ordinary shares:
~~W~~ 500 (10%) in 2024 1Q
~~W~~ 500 (10%) in 2024 2Q
~~W~~ 500 (10%) in 2024 3Q			(368,685)	—
Profit for the year			326,916	933,337

Retained earnings available for appropriation			6,284,318	7,110,814

Appropriation of loss on disposal of treasury stock	23		(58)	—
Dividends	31
(Cash dividend (%): Ordinary shares:
~~W~~ 500 (10.0%) in 2024
~~W~~ 1,960 (39.2%) in 2023			(122,916)	(482,970)

Appropriation of retained earnings			(122,974)	(482,970)

Retained earnings after appropriation		~~W~~	6,161,344	6,627,844

61

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

23.	Accumulated Other Comprehensive Income and Other Components of Equity

(1)	As of December 31, 2024 and 2023, the details of the Company’s accumulated other comprehensive income, are as follows:

(in millions of Korean won)	December 31, 2024		December 31, 2023
Gain on valuation of financial assets at fair value through other comprehensive income	~~W~~	128,991	95,090
Loss on derivatives valuation		(42,513)	(30,861)

Total	~~W~~	86,478	64,229

(2)	Changes in accumulated other comprehensive income for the years ended December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024
	Beginning		Increase (Decrease)	Reclassification to gain or loss	Ending
Gain on valuation of financial assets at fair value through other comprehensive income	~~W~~	95,090	33,901	—	128,991
Gain (loss) on derivatives valuation		(30,861)	266,775	(278,427)	(42,513)

Total	~~W~~	64,229	300,676	(278,427)	86,478

(in millions of Korean won)	2023
	Beginning		Increase (Decrease)	Reclassification to gain or loss	Ending
Gain (loss) on valuation of financial assets at fair value through other comprehensive income	~~W~~	(62,907)	157,997	—	95,090
Gain (loss) on derivatives valuation		(9,765)	16,030	(37,126)	(30,861)

Total	~~W~~	(72,672)	174,027	(37,126)	64,229

62

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(3)	As of December 31, 2024 and 2023, the Company’s other components of equity, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Treasury stock [1]	~~W~~	(215,210)	(398,075)
Gain(Loss) on disposal of treasury stock[1]		(57)	301
Share-based compensation		7,106	8,773
Other		(180,863)	(180,871)

Total	~~W~~	(389,024)	(569,872)

[1]	The amount of income tax effect directly reflected in equity is ~~W~~ 120 million for the year ended December 31, 2024 (December 31, 2023: ~~W~~ 101 million).

(4)	As of December 31, 2024 and 2023, details of treasury stock, are as follows:

	December 31, 2024		December 31, 2023
Number of shares (in shares)		6,188,739	11,447,338
Amount (in millions of Korean won)	~~W~~	215,210	398,075

Treasury stock is expected to be used for stock compensation for the Company’s directors, employees, and other purposes.

63

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

24.	Share-Based Compensation

(1)	Details of share-based compensation granted by the Company to executives and employees, including the CEO, by the resolution the Board of Directors as of December 31, 2024 and 2023, are as follows:

2024
(in share)	18th grant

Grant date	June 20, 2024
Grantee	CEO, internal directors, external directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	~~W~~ 38,484
Total compensation costs	~~W~~ 6,883 million
Estimated exercise date	During 2025
Valuation method	Fair value method

2023
(in share)	17th grant

Grant date	June 15, 2023, Oct 17, 2023
Grantee	CEO, internal directors, external directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	~~W~~ 30,205
Total compensation costs	~~W~~ 5,558 million
Estimated exercise date	May 29, 2024
Valuation method	Fair value method

64

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(2)	Changes in the number of share-based compensation for the years ended December 31, 2024 and 2023, are as follows:

(in shares)	2024
	Beginning	Granted	Expired	Exercised[1]	Ending	Number of shares exercisable
16th grant	20,960	—	(6,158)	(7,171)	7,631	—
17th grant	307,182	—	(199,054)	(108,128)	—	—
18th grant	—	226,327	—	—	226,327	—

Total	328,142	226,327	(205,212)	(115,299)	233,958	—

(in shares)	2023
	Beginning	Granted	Expired	Exercised[1]	Ending	Number of shares exercisable
16th grant	258,509	—	(105,859)	(131,690)	20,960	—
17th grant	—	307,182	—	—	307,182	—

Total	258,509	307,182	(105,859)	(131,690)	328,142	—

[1]	The weighted average price of ordinary shares at the time of exercise of the 16th and 17th grant, during the year ended December 31, 2024, is ~~W~~ 41,500, and ~~W~~ 36,000 (2023: ~~W~~ 29,550), respectively.

(3)

As of September 9, 2024, the Company granted 766 shares of Restricted Stock Unit to its executives and employees, and the fair value per share on the grant date is ~~W~~ 39,100. Under the share-based payment arrangement, 50% of the granted shares will vest if the employee completes one year of service and remains employed until the payment date. Additionally, 50% of the granted shares will vest if the employee completes four years of service and remains employed until the payment date.

65

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

25.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

(1)	The Company has recognized the following amounts relating to revenue in the separate statement of profit or loss:

(In millions of Korean won)	2024		2023
Revenue from contracts with customers	~~W~~	18,337,272	18,138,492
Revenue from other sources		242,406	232,945

Total	~~W~~	18,579,678	18,371,437

(2)	Operating revenues for the three- and year ended period December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Services provided	~~W~~	16,153,402	15,932,421
Sales of goods		2,426,276	2,439,016

Total	~~W~~	18,579,678	18,371,437

Revenue from services provided is recognized over time and revenue from sales of goods are recognized at a point in time.

(3)	The Contract assets, liabilities and deferred revenue recognized in relation to the revenues from contracts with customers, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Contract assets[1]	~~W~~	863,884	1,069,514
Contract liabilities[1]		268,958	291,997
Deferred revenue[2]		74,275	70,314

[1]

The Company recognized contract assets of ~~W~~ 128,376 million and, contract liabilities of ~~W~~ 26,060 million for long-term construction contracts as of December 31, 2024 (As of December 31, 2023: contract assets and liabilities of ~~W~~ 295,079 million and ~~W~~ 32,273 million, respectively). The Company recognizes contract asset as trade receivables and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue related to government grants is excluded.

66

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(4)	The contract costs recognized as assets are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
Incremental cost of obtaining a contract	~~W~~	1,650,500	1,647,156
Cost of contract performance		151,721	157,292

Total	~~W~~	1,802,221	1,804,448

As of December 31, 2024, the Company recognized ~~W~~ 1,838,291 million (2023: ~~W~~ 1,881,164 million) of operating expenses related to contract cost assets.

(5)	For year ended December 31, 2024 and 2023, the revenue recognition arising from carried-forward contract liabilities and deferred revenue, is as follows:

(In millions of Korean won)	2024		2023
Revenue recognized from the beginning balance of contract liabilities
Allocation of the transaction price	~~W~~	174,596	188,533
Deferred revenue of joining/installment fees		36,647	36,708

Total	~~W~~	211,243	225,241

67

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

26.	Operating Expenses

(1)	Operating expenses for the years ended December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Employee benefit cost	~~W~~	3,251,685	2,278,535
Depreciation		2,427,333	2,335,992
Depreciation of intangible assets		459,118	508,200
Depreciation of right-of-use assets		344,070	339,216
Commissions		1,960,835	1,892,485
Interconnection charges		411,247	436,906
International interconnection fees		138,807	140,434
Purchase of inventories		2,365,593	2,577,559
Changes of inventories		143,440	(18,248)
Sales commission		2,493,721	2,543,731
Service cost		819,964	755,918
Purchase of contents		702,838	658,230
Utilities		397,572	387,006
Taxes and dues		201,827	196,384
Rent		125,384	125,292
Insurance premium		52,876	54,783
Installation fee		465,251	470,900
Advertising expenses		137,588	110,899
Research and development expenses		239,598	226,771
Allowance for bad debts		49,356	55,121
Others		1,045,086	1,109,931

Total	~~W~~	18,233,189	17,186,045

68

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(2)	Details of employee benefits for the years ended December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Salaries & Wages	~~W~~	2,057,500	2,092,954
Post-employment benefits (defined benefit plan)		112,832	86,289
Post-employment benefits (defined contribution plan)		50,050	51,316
Share-based payment		5,461	10,481
Others		1,025,842	37,495

Total	~~W~~	3,251,685	2,278,535

27.	Other Income and Other Expenses

(1)	Other income for the years ended December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Gain on disposal of property and equipment	~~W~~	47,418	21,860
Gain on disposal of right-of-use assets		2,492	3,338
Gain on disposal of intangible assets		99	—
Property and Equipment loss recovery income		165,196	152,712
Gain on disposal of investments in subsidiaries, associates and joint ventures		65,303	25,920
Dividends received		41,649	64,654
Income from government subsidies		1,261	40,725
Others		25,608	18,318

Total	~~W~~	349,026	327,527

69

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(2)	Other expenses for the years ended December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Loss on disposal of property and equipment	~~W~~	63,221	66,459
Impairment loss on property and equipment Loss on disposal of right-of-use assets		4,310	7,349
Loss on disposal of right-of-use assets		2,566	2,047
Impairment loss on intangible assets		8,759	5,280
Loss on disposition of investments in subsidiaries, associates and joint ventures		3,154	—
Impairment loss on investments in subsidiaries, associates and joint ventures		72,048	83,237
Donations		6,265	21,397
Others		102,382	133,817

Total	~~W~~	262,705	319,586

70

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

28.	Financial Income and Costs

(1)	Details of financial income for the years ended December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Interest income	~~W~~	219,457	210,898
Gain on foreign currency transactions		17,887	16,196
Gain on foreign currency translation		36,387	9,318
Gain on derivative transactions		38,849	10,192
Gain on valuation of derivatives		364,980	44,804
Gain on disposal of trade receivables		—	3,441
Dividends income		61,648	52,178
Gain on disposal of financial instruments		10,790	7,014
Gain on valuation of financial instruments		7,323	24,831
Reversal of other allowance for bad debts		—	2,279

Total	~~W~~	757,321	381,151

(2)	Details of financial costs for years ended December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Interest expenses	~~W~~	273,548	286,505
Loss on foreign currency transactions		43,514	25,124
Loss on foreign currency translation		389,541	49,567
Loss on derivative transactions		129	—
Loss on valuation of derivatives		—	162
Loss on disposal of trade receivables		7,955	14,574
Loss on valuation of financial instruments		68,759	43,278
Loss on disposal of financial instruments		2,888	—

Total	~~W~~	786,334	419,210

71

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

29.	Deferred Income Tax and Income Tax Expense

(1)	Deferred Income Tax

1)	Deferred tax assets and deferred tax liabilities as of December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	December 31, 2024		December 31, 2023
Deferred tax assets
Deferred tax assets to be recovered within 12 months	~~W~~	251,179	283,496
Deferred tax assets to be recovered after more than 12 months		1,038,591	954,493

Deferred tax assets before offsetting	~~W~~	1,289,770	1,237,989

Deferred tax liabilities
Deferred tax liabilities to be recovered within 12 months	~~W~~	(769,316)	(523,094)
Deferred tax liabilities to be recovered after more than 12 months		(1,249,316)	(1,510,982)

Deferred tax liabilities before offsetting		(2,018,632)	(2,034,076)

Deferred tax liabilities after offsetting	~~W~~	(728,862)	(796,087)

72

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

2)	The movement in deferred income tax assets and liabilities as of December 31, 2024 and 2023, before taking into consideration the offsetting of balances, is as follows:

(in millions of Korean won)	2024
	Beginning		Statement of profit or loss	Other comprehensive income	Ending
Deferred tax liabilities
Investment in subsidiaries, associates and joint ventures	~~W~~	(35,805)	2,093	7	(33,705)
Depreciation expense and impairment loss		(109,481)	7,200	—	(102,281)
Plan assets		(404,868)	77,196	—	(327,672)
Deferred tax gain on disposal of fixed assets		(526,009)	(5,129)	—	(531,138)
Contract assets		(648,908)	5,883	—	(643,025)
Financial assets at fair value through other comprehensive income		(66,304)	28,198	(24,699)	(62,805)
Others		(242,701)	(77,720)	2,415	(318,006)

Total	~~W~~	(2,034,076)	37,721	(22,277)	(2,018,632)

Deferred tax assets
Investments in subsidiaries, associates and joint ventures	~~W~~	7,316	(1,624)	—	5,692
Depreciation expense and impairment loss		26,021	(1,836)	—	24,185
Contract liabilities		111,880	(2,572)	—	109,308
Defined benefit liabilities		389,623	(78,821)	29,809	340,611
Provisions		260,930	(2,447)	—	258,483
Financial assets at fair value through other comprehensive income		—	(12,910)	12,910	—
Trade receivables		1,538	(278)	—	1,260
Others		311,564	93,538	1,631	406,733

Total	~~W~~	1,108,872	(6,950)	44,350	1,146,272

Temporary difference, net		(925,204)	30,771	22,073	(872,360)
Tax credit carryforwards		129,117	14,381	—	143,498

Total net balance	~~W~~	(796,087)	45,152	22,073	(728,862)

73

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(in millions of Korean won)	2023
	Beginning		Statement of profit or loss	Other comprehensive income	Ending
Deferred tax liabilities
Investment in subsidiaries, associates and joint ventures	~~W~~	(32,900)	(2,898)	(7)	(35,805)
Depreciation expense and impairment loss		(148,709)	39,228	—	(109,481)
Plan assets		(420,261)	15,393	—	(404,868)
Deferred tax gain on disposal of fixed assets		(529,868)	3,859	—	(526,009)
Contract assets		(654,551)	5,642	—	(648,909)
Financial assets at fair value through other comprehensive income		(31,198)	10,195	(45,301)	(66,304)
Others		(295,836)	48,786	4,350	(242,700)

Total	~~W~~	(2,113,323)	120,205	(40,958)	(2,034,076)

Deferred tax assets
Investments in subsidiaries, associates and joint ventures	~~W~~	3,533	3,732	51	7,316
Depreciation expense and impairment loss		88,231	(62,210)	—	26,021
Contract liabilities		121,393	(9,513)	—	111,880
Defined benefit liabilities		374,907	(16,191)	30,907	389,623
Provisions		279,811	(18,881)	—	260,930
Financial assets at fair value through other comprehensive income		19,548	(11,801)	(7,747)	—
Trade receivables		1,575	(37)	—	1,538
Others		358,760	(49,948)	2,752	311,564

Total	~~W~~	1,247,758	(164,849)	25,963	1,108,872

Temporary difference, net		(865,565)	(44,644)	(14,995)	(925,204)
Tax credit carryforwards		102,452	26,665	—	129,117

Total net balance	~~W~~	(763,113)	(17,979)	(14,995)	(796,087)

3)

Total unrecognized temporary differences as deferred tax liabilities as of December 31, 2024 is ~~W~~ 552,397 million (2023: ~~W~~ 536,902 million), relating to investment in subsidiaries, associates and joint ventures, and the total of unrecognized temporary differences as deferred tax assets as of December 31, 2024 is ~~W~~ 3,472,774 million (2023: ~~W~~ 3,382,443 million), relating to investment in subsidiaries, associates and joint ventures.

74

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4)	The tax impact recognized directly to equity as of December 31, 2024 and 2023, is as follows:

(in millions of Korean won)	2024				2023
	Before recognition		Tax effect	After recognition	Before recognition	Tax effect	After recognition
Gain (loss) on valuation of financial assets at fair value through other comprehensive income	~~W~~	45,690	(11,789)	33,901	211,046	(53,049)	157,997
Hedge instruments valuation gain (loss)		(15,698)	4,046	(11,652)	(28,199)	7,103	(21,096)
Remeasurements of net defined benefit liabilities		(112,189)	29,809	(82,380)	(121,180)	30,907	(90,273)
Loss on disposal of treasury stock		(76)	19	(57)	402	(101)	301

Total	~~W~~	(82,273)	22,085	(60,188)	62,069	(15,140)	46,929

(2)	Income Tax Expense

1)	Details of income tax expenses for the years ended December 31, 2024 and 2023, are calculated as follows:

(in millions of Korean won)	2024		2023
Current income tax expenses	~~W~~	122,033	203,958
Impact of change in temporary differences		(45,152)	17,979

Total income tax expense	~~W~~	76,881	221,937

75

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

2)	The relationship between the Company profit before tax and income tax expense for the years ended December 31, 2024 and 2023, is as follows:

(in millions of Korean won)	2024		2023
Profit before income tax	~~W~~	403,797	1,155,274
Expected tax expense at statutory tax rate	~~W~~	96,240	294,630
Tax effects of
Income not taxable for tax purposes		(10,802)	(11,952)
Expenses not deductible for tax purposes		6,559	8,157
Tax credit and deferred tax effects due to consolidated tax return		(38,738)	(64,177)
Temporary difference not recognized as deferred tax		18,956	17,803
Others		4,666	(22,524)

Income tax expense	~~W~~	76,881	221,937

30.	Earnings per Share

(1)	Basic Earnings per Share

Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares held by the Company as treasury stock.

Basic earnings per share for the years ended December 31, 2024 and 2023, is calculated as follows:

	2024		2023
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	326,916	933,337
Weighted average number of ordinary shares outstanding (In number of shares)		245,910,192	249,470,072

Basic earnings per share (In Korean won)	~~W~~	1,329	3,741

76

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(2)	Diluted Earnings per Share

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding assuming that all dilutive potential ordinary shares are converted into ordinary shares. The Company has dilutive potential ordinary shares from other share-based compensation.

Diluted earnings per share for the years ended December 31, 2024 and 2023, is calculated as follows

	2024		2023
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	326,916	933,337
Diluted profit attributable to ordinary shares (in millions of Korean won)	~~W~~	326,916	933,337
Number of dilutive potential ordinary shares outstanding (In number of shares)		94,393	119,263
Weighted average number of ordinary shares outstanding (In number of shares)		246,004,585	249,589,296
Diluted earnings per share (in Korean won)	~~W~~	1,329	3,739

Diluted earnings per share is earnings per ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing diluted earnings for ordinary shares by the sum of the number of ordinary shares and dilutive potential ordinary shares

31.	Dividends

The dividends paid by the Company in 2024 were ~~W~~ 482,970 million (~~W~~ 1,960 per share). The quarterly dividends paid by the Company in 2024 were ~~W~~ 368,685 million (~~W~~ 500 per share). The dividends paid by the Company in 2023 were ~~W~~ 501,844 million (~~W~~ 1,960 per share). A dividend in respect of the year ended December 31, 2024, of ~~W~~ 500 per share, amounting to a total dividend of ~~W~~ 122,916 million, is to be proposed at the shareholders’ meeting on March 31, 2025.

77

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

32.	Cash Generated from Operations

(1)	Cash flows from operating activities for the year ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
1. Profit for the period	~~W~~	326,916	933,337
2. Adjustments for:
Income tax expense		76,881	221,937
Interest income		(219,457)	(210,898)
Interest expense		273,548	285,048
Dividend income		(103,297)	(116,832)
Depreciation		2,464,714	2,382,549
Amortization of intangible assets		467,806	511,215
Depreciation of right-of-use assets		344,070	339,216
Provisions for severance benefits (defined benefits)		125,970	99,837
Impairment losses on trade receivables		68,850	83,036
Gain on disposal of investments in subsidiaries, associates and joint ventures		(62,149)	(25,920)
Impairment loss on interests in subsidiaries, associates and joint ventures		72,048	83,237
Loss on disposal of property and equipment		15,803	44,599
Loss on disposal of intangible assets		8,660	5,280
Loss (gain) on disposal of right-of-use assets		74	(1,291)
Loss on foreign currency translation		353,154	40,249
Gain on valuation and settlement of derivatives, net		(405,025)	(36,865)
Loss (gain) on valuation of financial assets at fair value through profit or loss		62,760	(4,727)
Gain on disposal of financial assets at fair value through profit or loss		(8,225)	(1,809)
Others		3,652	5,600
3. Changes in operating assets and liabilities
Decrease (increase) in trade receivables		259,849	(63,926)
Decrease in other receivables		28,024	10,779
Decrease (increase) in other current assets		48,762	(9,897)
Decrease (increase) in other non-current assets		(18,496)	7,842
Decrease (increase) in inventories		161,029	(12,924)
Increase (decrease) in trade payables		(198,622)	146,065
Increase in other payables		127,803	28,147
Increase (decrease) in other current liabilities		(54,552)	50,794
Decrease in other non-current liabilities		(6,691)	(15,935)
Decrease in provisions		(3,571)	(3,292)
Increase (decrease) in deferred revenue		3,687	(17,251)
Payment of post-employment benefits (defined benefits)		(445,507)	(229,675)
Decrease in plan assets		321,965	130,280

4. Cash generated from operations (1+2+3)	~~W~~	4,090,433	4,657,805

78

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(2)	Significant transactions not affecting cash flows for the year ended period December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Reclassification of the current portion of borrowings	~~W~~	2,269,951	1,717,151
Reclassification of construction-in-progress to property and equipment		2,270,040	2,715,765
Change of other payables relating to acquisition of property and equipment		176,349	(313,921)
Change of other payables relating to acquisition of intangible assets		(272,955)	(304,125)
Reclassification of other payables from net defined benefit assets		5,081	1,522
Increase in financial assets due to stock exchange		52,841	—

79

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

33.	Changes in Liabilities Arising from Financing Activities

Details of changes in liabilities arising from financing activities, liabilities related to cashflow to be classified as future financing activities for the year ended period December 31, 2024 and 2023 are as follows:

(In millions of Korean won)	2024
				Others
	Beginning		Cash flows	Acquisition	Changes in FX rate	Fair value change	Other changes	Ending
Borrowings	~~W~~	7,559,933	(114,281)	—	386,579	—	39,688	7,871,919
Lease liabilities		851,610	(346,868)	293,521	—	—	(38,520)	759,743
Derivative liabilities		23,076	(855)	—	—	—	(22,221)	—
Derivative assets		(156,774)	80,410	—	—	(358,880)	(6,900)	(442,144)

Total	~~W~~	8,277,845	(381,594)	293,521	386,579	(358,880))	(27,953)	8,189,518

(In millions of Korean won)	2023
				Others
	Beginning		Cash flows	Acquisition	Changes in FX rate	Fair value change	Other changes	Ending
Borrowings	~~W~~	7,495,561	1,097	—	44,938	—	18,337	7,559,933
Lease liabilities		865,280	(333,042)	352,687	—	—	(33,315)	851,610
Derivative liabilities		32,402	—	—	10,888	9,326	(29,540)	23,076
Derivative assets		(185,989)	46,525	—	32,487	5,850	(55,647)	(156,774)

Total	~~W~~	8,207,254	(285,420)	352,687	88,313	15,176	(100,165)	8,277,845

80

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

34.	Related Party Transactions

(1)	The list of related parties of the Company as of December 31, 2024, is as follows:

Relationship	Name of Entity
Subsidiaries	83 entities including KT Estate Inc., KT Skylife Co., Ltd., BC Card Co., Ltd.

Associates and joint ventures	49 entities including K Bank Inc., KIF Investment Fund, Megazone Cloud Corporation

Others[1]	Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd., Mastern No.127 Logispoint Daegu Co., Ltd., KORAMKO No. 143 General Private Real Estate Investment Company, etc.

[1]	Included within the scope of related parties under Korean IFRS 1024 due to the presence of significant influence, even though treated in accordance with Korean IFRS 1109

(2)

The amount of the installment handset sales receivable inherited from KTIS Corporation, KTCS Corporation, KT Telecop Co., Ltd., KT M&S Co., Ltd. and KT Service Nambu Co., Ltd. for the year ended December 31, 2024 is ~~W~~ 531,784 million.

(3)

The Company has entered into an additional agreement in relation to providing communication service in wholesale with KT M Mobile Co., Ltd. in connection with the agreement, the Company offsets all or partial receivables against payables for joining mobile telecommunication services and usage of network arising from telecommunication operations.

81

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(4)	Outstanding balances of receivables and payables in relation to transaction with related parties as of December 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	Receivables				Payables
	Trade receivables		Loans and others	Other receivables	Trade payables	Other payables	Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	—	—	2	—	11,050	—
KT Telecop Co., Ltd.		224	—	978	1,137	29,487	—
KTCS Corporation		186	—	5,466	—	53,067	4
KTIS Corporation		12,956	—	—	—	46,564	—
KT Service Bukbu Co., Ltd.		19	—	3	—	24,652	—
KT Service Nambu Co., Ltd.		—	—	—	—	25,537	—
KT Skylife Co., Ltd.		27,816	—	5,223	—	20,335	—
KTDS Co., Ltd.		1,067	—	2,005	—	135,524	—
KT Estate Inc.		581	—	42,422	—	22,115	3,743
Skylife TV Co., Ltd.		1,006	—	1,541	—	5,018	—
BC Card Co., Ltd. [1]		4,402	—	6	—	12,288	5
KT Sat Co., Ltd.		1,266	—	—	—	1,309	—
KT Alpha Co., Ltd.		5,738	—	25	2,081	5,516	—
KT Commerce Inc.		14	—	99	8,640	23,215	6,007
KT M&S Co., Ltd.		223	8,400	71	—	52,773	—
GENIE Music Corporation		1	—	14,715	—	14,996	—
KT M Mobile Co., Ltd.		49,224	—	51	—	4,016	—
Nasmedia, Inc.		1,549	—	1	—	42	—
KT MOS Bukbu Co., Ltd.		64	—	736	—	15,122	—
KT MOS Nambu Co., Ltd.		—	—	211	—	12,881	—
KT Engineering Co., Ltd		—	—	367	2,965	123,402	—
KT Studio Genie Co., Ltd.		15	—	4,825	1,235	30,524	—
kt cloud Co., Ltd.		31,683	—	274	—	47,789	345
East Telecom LLC		5,811	15,307	—	89	—	—
Others		15,099	—	1,871	2,746	13,071	18
Associates and joint ventures
K Bank Inc.		518	—	3,706	—	1	—
Others		247	—	20	117	365	963

Total	~~W~~	159,709	23,707	84,618	19,010	730,659	11,085

82

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(In millions of Korean won)	December 31, 2023
	Receivables				Payables
	Trade receivables		Loans and others	Other receivables	Trade payables	Other payables	Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	13	—	3	—	13,404	—
KT Telecop Co., Ltd.		426	—	644	2,534	26,002	—
KTCS Corporation		140	—	8,316	—	52,542	5
KTIS Corporation		11,258	—	25	—	47,246	—
KT Service Bukbu Co., Ltd.		19	—	4	—	24,375	—
KT Service Nambu Co., Ltd.		—	—	9	—	24,653	—
KT Skylife Co., Ltd.		37,070	—	11,062	—	8,457	—
KTDS Co., Ltd.		1,633	—	3,361	1,107	132,711	—
KT Estate Inc.		1,202	—	42,614	—	22,861	1,677
Skylife TV Co., Ltd.		54	—	—	—	2,289	—
BC Card Co., Ltd. [1]		699	—	6,443	—	1,123	3
KT Sat Co., Ltd.		1,272	—	1	—	1,908	—
KT Alpha Co., Ltd.		4,684	—	79	—	9,226	—
KT Commerce Inc.		167	—	2	8,124	19,296	—
KT M&S Co., Ltd.		240	8,400	243	—	95,671	—
GENIE Music Corporation		13,714	—	434	—	17,741	—
KT M Mobile Co., Ltd.		47,214	—	48	—	5,812	—
Nasmedia, Inc.		1,992	—	3	—	686	—
KT MOS Bukbu Co., Ltd.		10	—	8	—	15,605	—
KT MOS Nambu Co., Ltd.		—	—	119	—	12,899	—
KT Engineering Co., Ltd		18	—	809	2,370	82,831	—
KT Studio Genie Co., Ltd.		9	—	1,339	—	30,737	—
kt cloud Co., Ltd.		11,403	—	10	—	61,919	330
East Telecom LLC		5,045	12,704	—	69	—	—
Others		5,571	—	136	1,906	11,848	23
Associates and joint ventures
K Bank Inc.		203	—	101,267	—	1	—
Others		256	—	3	—	521	1,331

Total	~~W~~	144,312	21,104	176,982	16,110	722,364	3,369

[1]	As of December 31, 2024, the unsettled amount of ~~W~~ 12,145 million (December 31, 2023: ~~W~~ 1,002 million) in credit card transaction with BC Card Co., Ltd. is included in trade payables.

83

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(5)	Significant transactions with related parties for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Sales			Purchases		Acquisition of right-of-use assets	Finance income	Finance costs	Dividends received
	Operating revenue		Other income	Operating expenses	Others [1]
Subsidiaries
KT Linkus Co., Ltd. [1]	~~W~~	5,432	14	58,083	250	1	—	—	—
KT Telecop Co., Ltd. [1]		10,063	8	142,820	457	15	3	—	—
KTCS Corporation		86,739	9	343,423	1	1	—	—	318
KTIS Corporation[1]		66,482	127	334,113	849	—	—	—	1,224
KT Service Bukbu Co., Ltd. [1]		11,033	3	215,341	3,880	—	—	—	—
KT Service Nambu Co., Ltd. [1]		13,485	5	262,273	4,333	—	—	—	—
KT Skylife Co., Ltd. [1]		142,302	9	24,266	66	—	—	—	8,368
KTDS Co., Ltd. [1]		14,019	5	452,554	64,307	—	1	—	4,848
KT Estate Inc. [1]		61,319	14	81,179	2,918	28,076	—	510	8,600
Skylife TV Co., Ltd. [1]		13,951	—	12,945	1,000	—	—	—	—
BC Card Co., Ltd.		9,533	—	28,928	—	5	3	—	4,589
KT Sat Co., Ltd.		7,315	1	11,495	—	—	—	—	—
KT Alpha Co., Ltd.		62,624	5	42,950	—	—	3	—	—
KT Commerce Inc. [1]		1,213	1	84,605	126,261	5,545	—	177	—
KT M&S Co., Ltd.		320,738	30	272,474	—	—	—	—	—
GENIE Music Corporation		401	—	55,645	—	—	—	—	—
KT M Mobile Co., Ltd.		256,222	121	3,956	—	—	—	—	—
Nasmedia, Co., Ltd.		267	2	2,652	—	—	1	—	3,487
KT MOS Nambu Co., Ltd. [1]		2,071	8	94,519	7,335	—	—	—	—
KT MOS Bukbu Co., Ltd. [1]		3,249	8	93,298	9,105	—	1	—	—
KT Engineering Co., Ltd. [1]		4,748	2	58,403	195,391	—	—	—	—
KHS Corporation		18	—	7,533	—	—	—	—	—
KT Studio Genie Co., Ltd. [1]		9,107	—	6,647	70,321	—	—	—	—
kt cloud Co., Ltd. [1]		106,657	5	169,214	259	413	1	8	—
Others [1,2]		43,155	356	107,914	1,518	11	1	1	6,091
Associates and joint ventures
K Bank Inc.		5,963	—	113	—	—	918	—	—
Others [3]		3,719	—	11,391	—	11	—	53	4,124
Others
Others		40	4	25	—	—	—	—	—

Total	~~W~~	1,261,865	737	2,978,759	488,251	34,078	932	749	41,649

[1]	The amount of acquisition of properties, equipment and others is included.
[2]	Transactions with Lolab Co., Ltd., KT NEXR Co., Ltd., and Juice before it was excluded from subsidiary are included.
[3]	Transactions with LS Marine Solution Co., Ltd., QTT Global (Group) Company Ltd. and OASISALPHA Corporation before they were excluded from Associates and joint ventures are included.

84

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(In millions of Korean won)	2023
	Sales			Purchases		Acquisition of right-of-use assets
	Operating revenue		Other income	Operating expenses	Others [1]		Finance income	Finance costs	Dividends received
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	6,136	3	61,329	—	1	—	—	—
KT Telecop Co., Ltd. [1]		6,705	41	142,170	20	15	10	—	—
KTCS Corporation		81,571	12	340,547	2	—	—	—	381
KTIS Corporation [1]		73,885	42	332,931	381	—	—	—	1,224
KT Service Bukbu Co., Ltd.		13,249	3	229,500	—	—	—	—	—
KT Service Nambu Co., Ltd. [1]		14,000	9	264,362	374	—	—	—	—
KT Skylife Co., Ltd.		129,070	17	22,420	—	—	—	—	8,368
KTDS Co., Ltd. [1]		12,626	172	482,505	1,006	—	2	—	7,560
KT Estate Inc. [1]		56,459	25	84,057	4,865	24,492	—	617	17,500
Skylife TV Co., Ltd.		14,756	—	11,314	—	—	—	—	—
BC Card Co., Ltd.		9,157	14	33,458	—	—	5	—	11,320
KT Sat Co., Ltd.		7,924	1	11,009	—	—	—	—	7,000
KT Alpha Co., Ltd.		62,069	3	45,253	—	—	1	—	—
KT Commerce Inc. [1]		1,244	1	103,495	98,176	—	—	—	—
KT M&S Co., Ltd.		340,290	43	259,051	—	—	—	—	—
GENIE Music Corporation		360	1	53,657	—	—	—	—	—
KT M Mobile Co., Ltd.		224,136	48	5,679	—	—	—	—	—
Nasmedia, Co., Ltd.		422	—	3,969	—	—	1	—	3,170
KT MOS Nambu Co., Ltd.		1,863	8	100,176	—	—	—	—	—
KT MOS Bukbu Co., Ltd.		2,840	8	100,747	—	—	—	—	—
KT Engineering Co., Ltd. [1]		3,635	2	39,144	154,098	—	—	—	—
KHS Corporation		4	—	7,296	—	—	—	—	—
KT Studio Genie Co., Ltd. [1]		113	—	13,708	99,732	—	—	—	—
kt cloud Co., Ltd. [1]		92,451	5	161,475	10,021	751	—	15	—
Others 2 3 4		27,461	14	87,857	—	9	1	1	6,992
Associates and joint ventures
K Bank Inc.		2,611	—	159	—	—	3,211	—	—
Others [5]		1,664	100	5,330	—	7	—	84	1,139
Others
Digital Pharm Co., Ltd.		1	—	—	—	—	—	—	—

Total	~~W~~	1,186,702	572	3,002,598	368,675	25,275	3,231	717	64,654

[1]	The amount of acquisition of properties, equipment and others is included.
[2]	Transactions with KT Strategic Investment Fund No.2 before it was excluded from subsidiary are included.
[3]	Transactions with LS Marine Solution Co., Ltd. before it was classified as Associates and joint ventures are included.
[4]	Transactions with KT-Michigan Global Contents Fund before it was excluded from subsidiary are included.
[5]	Transactions with KT living Inc. (formerly KD living Inc.) before it was classified as subsidiary are included.

85

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(6)	Key management compensation for the years ended December 31, 2024 and 2023, consists of:

(In millions of Korean won)	2024		2023
Short-term benefits	~~W~~	1,666	1,494
Post-employment benefits		193	153
Stock-based compensation		1,225	569

Total	~~W~~	3,084	2,216

(7)	Fund transactions with related parties for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Loan transactions			Borrowing transactions[1]		Equity contributions in cash and others
	Loans		Collections	Borrowings	Repayments
Subsidiaries
KT M&S Co., Ltd.	~~W~~	62,300	62,300	—	—	150
KT Estate Inc.		—	—	—	25,136	—
KT ES Pte. Ltd.		—	—	—	—	68,270
kt netcore Co. Ltd		—	—	—	—	61,000
kt p&m		—	—	—	—	10,000
Others		—	—	6,495	1,106	1,417
Associates and joint ventures
IBK-KT Young Entrepreneurs MARS Investment Fund		—	—	—	—	5,000
KT-IBKC Future Investment Fund 1		—	—	—	—	(1,820)
TeamFresh Corp. [2]		—	—	—	—	52,841
Others Investment Association		—	—	—	432	2,980

Total	~~W~~	62,300	62,300	6,495	26,674	199,838

[1]	Borrowing transactions include lease transactions.
[2]	The transaction involved acquiring redeemable convertible preference shares of TeamFresh Corp. and occurred in the process of exchange with the shares of Lolab Co., Ltd. that were held.

86

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(In millions of Korean won)	2023
	Loan transactions			Borrowing transactions[1]		Equity contributions in cash and others
	Loans		Collections	Borrowings	Repayments
Subsidiaries
KT M&S Co., Ltd.	~~W~~	62,300	62,300	—	—	—
KT Estate Inc.		—	—	29	25,218	—
KT HEALTHCARE VINA COMPANY LIMITED		—	—	—	—	13,001
K-Realty Qualified Private Real Estate Investment Trust No. 4		—	—	—	—	(16,720)
Others [2]		730	—	—	757	(2,008)
Associates and joint ventures
K-Realty 11th Real Estate Investment Trust Company		—	—	—	423
Kiamco Data Center Blind Fund		—	—	—	—	7500
Telco Credit Bureau Co., Ltd.		—	—	—	—	6,500
Others Investment Association		—	—	—	—	11,305
Others
Rebellions Co.,Ltd.		—	—	—	—	19,998

Total	~~W~~	63,030	62,300	29	26,398	39,576

[1]	Borrowing transactions include lease transactions.
[2]	Transactions with KT Strategic Investment Fund No.2 before it was excluded from subsidiary are included.

(8)	As of December 31, 2024, the Company has entered into a credit card agreement with a limit of ~~W~~ 18,481 million (December 31, 2023: ~~W~~ 10,923 million) with BC Card Co., Ltd.

(9)

The Company has an obligation to invest in KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts, a related party, and others according to the agreement. As of December 31, 2024 the Company is planning to an additional investment of ~~W~~ 50,490 million.

87

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

35.	Financial Risk Management

(1)	Financial Risk Factors

The Company’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivatives to hedge certain financial risk exposures such as cash flow risk.

The Company’s financial policy is set up in the long-term perspective and annually reported to the Board of Directors. The financial risk management is carried out by the Value Management Office, which identifies, evaluates and hedges financial risks. The treasury department in the Value Management Office considers various market conditions to estimate the effect from the market changes.

1) Market risk

The Company’s market risk management focuses on controlling the extent of exposure to the risk in order to minimize revenue volatility. Market risk is a risk that decreases value or profit of the Company’s portfolio due to changes in market interest rate, foreign exchange rate and other factors.

(i) Sensitivity analysis

Sensitivity analysis is performed for each type of market risk to which the Company is exposed. Reasonably possible changes in the relevant risk variable such as prevailing market interest rates, currency rates, equity prices or commodity prices are estimated and if the rate of change in the underlying risk variable is stable, the Company does not alter the chosen reasonably possible change in the risk variable. The reasonably possible change does not include remote or ‘worst case’ scenarios or ‘stress tests’.

(ii) Foreign exchange risk

The Company is exposed to foreign exchange risk arising from operating, investing and financing activities. Foreign exchange risk is managed within the range of the possible effect on the Company’s cash flows. Foreign exchange risk (i.e. foreign currency translation of overseas operating assets and liabilities) not affecting the Company’s cash flows is not hedged but can be hedged at a particular situation.

88

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

As of December 31, 2024 and 2023, if the foreign exchange rate had strengthened or weakened by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Impact on profit before income tax [1]		Impact on equity
2024.12.31	+ 10%	~~W~~	(7,930)	~~W~~	(12,287)
	- 10%		7,930		12,287
2023.12.31	+ 10%	~~W~~	(8,253)	~~W~~	(14,603)
	- 10%		8,253		14,603

[1]	Computed with consideration of derivatives hedging effect applied by the Company to hedge foreign exchange risk of liabilities in foreign currencies.

The analysis above is a simple sensitivity analysis, which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor management’s decision to decrease the risk.

Details of financial assets and liabilities in foreign currencies as of December 31, 2024 and 2023, are as follows:

(in thousands of foreign currencies)	December 31, 2024		December 31, 2023
	Financial assets	Financial liabilities	Financial assets	Financial liabilities
USD	48,504	2,222,517	48,568	2,083,110
SDR	254	721	254	722
JPY	—	—	—	400,000
EUR	—	—	1	6
RWF	—	—	402	—
VND	—	—	169,366	—
TZS	21,868	—	21,958	—
BWP	664	—	680	—
PKR	13,732	—	114,025	—
THB	712	—	244	—

89

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(iii)	Price risk

As of December 31, 2024 and 2023, the Company is exposed to equity securities price risk because the securities held by the Company are traded in active markets. If the increased or decreased by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of price	Impact on profit before tax		Impact on equity
2024.12.31	+ 10%	~~W~~	—	~~W~~	128,996
	- 10%		—		(128,996)
2023.12.31	+ 10%	~~W~~	—	~~W~~	120,533
	- 10%		—		(120,533)

The analysis above is based on the assumption that the equity index increased or decreased by 10% with all other variables held constant and all the Company’s marketable equity instruments moved according to the historical correlation with the index. Equity would increase or decrease as a result of gain or loss on equity securities classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income.

(iv)	Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from liabilities in foreign currency such as foreign currency debentures. Debentures in foreign currency issued at variable rates expose the Company to cash flow interest rate risk which is partially offset by swap transactions. Debentures and borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company sets the policy and operates to minimize the uncertainty of changes in interest rates and financial costs.

As of December 31, 2024 and 2023, if the market interest rate increased or decreased by 100bp with other variables held constant, the effects on profit before income tax and equity would be as follows:

(in millions of Korean won)	Fluctuation of interest rate	Impact on profit before tax		Impact on equity
2024.12.31	+ 100 bp	~~W~~	(37)	~~W~~	(9,732)
	- 100 bp		39		10,144
2023.12.31	+ 100 bp	~~W~~	(31)	~~W~~	(2,745)
	- 100 bp		34		3,047

The analysis above is a simple sensitivity analysis which assumes that all the variables other than market interest rates are held constant. Therefore, the analysis does not reflect any correlation between market interest rates and other variables, nor the management’s decision to decrease the risk.

90

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s trade receivables from customers, debt securities and others.

•	Risk management

Credit risk is managed on the Company basis with the purpose of minimizing financial loss. Credit risk arises from the normal transactions and investing activities, where clients or other party fails to discharge an obligation on contract conditions. To manage credit risk, the Company considers the counterparty’s credit based on the counterparty’s financial conditions, default history and other important factors.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as outstanding receivables. To minimize such risk, only financial institutions with strong credit ratings are accepted.

The Company’s investments in debt instruments are considered to be low risk investments. The credit ratings of the investments are monitored for credit deterioration.

•	Security

For some trade receivables, the Company may obtain security in the form of guarantees or letters of credit, etc. which can be called upon if the counterparty defaults under the terms of the agreement.

•	Impairment of financial assets

The Company has three types of financial assets that are subject to the expected credit loss model:

•	trade receivables for sales of goods and provision of services,

•	contract assets relating to provision of services, and

•	other financial assets carried at amortized cost.

While cash equivalents are also subject to the impairment requirement, the identified expected credit loss is immaterial.

91

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The maximum exposure to credit risk of the Company’s financial instruments without considering the value of collaterals as of December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	December 31, 2024		December 31, 2023
Cash and cash equivalents (except for cash on hand)	~~W~~	1,536,744	~~W~~	1,232,004
Trade and other receivables
Financial assets at amortized costs		3,099,178		3,444,788
Financial assets at fair value through other comprehensive income		114,774		116,198
Contract assets		735,508		774,435
Other financial assets
Derivatives financial assets for hedging purposes		442,144		156,774
Financial assets at fair value through profit or loss		456,224		441,321
Financial assets at amortized costs		80,465		377,996

Total	~~W~~	6,465,037	~~W~~	6,543,516

The Company is exposed to credit risk for financial guarantee contracts. As of December 31, 2024, the Company’s maximum exposure amount is ~~W~~ 433 million (December 31, 2023: ~~W~~ 595 million).

(i)	Trade receivables at amortized costs

The Company applies the simplified approach to measuring expected credit loss allowance, which uses lifetime expected credit loss for all trade receivables at amortized costs.

The Company measures the expected credit loss by considering the future non-recoverable rate of the remaining balance of trade receivables and other receivables at the end of the reporting period. Each trade receivables and other receivables are classified considering the credit risk characteristics and overdue periods in order to measure expected credit loss. The expected credit loss rate calculation is based on historical payment and credit loss information in relation to revenue for 36 months period up to December 31, 2024.

92

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The expected credit losses reflect forward-looking information. Provision for impairment as of December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	December 31, 2024
	Less than 6 months		7-12 months	More than 1 years	Total
Expected credit loss rate		5.64%	12.07%	55.45%
Gross carrying amount	~~W~~	2,637,189	38,576	248,894	2,924,659
Provision for impairment	~~W~~	(148,766)	(4,657)	(138,006)	(291,429)

(in millions of Korean won)	December 31, 2023
	Less than 6 months		7-12 months	More than 1 years	Total
Expected credit loss rate		5.87%	16.17%	47.95%
Gross carrying amount	~~W~~	2,929,384	60,298	204,541	3,194,223
Provision for impairment	~~W~~	(171,816)	(9,752)	(98,075)	(279,643)

Details of changes in provisions for impairment the years ended December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Beginning balance	~~W~~	279,643	279,004
Increase in loss allowance recognized in profit or loss during the year		49,356	55,121
Receivables written off during the year as uncollectible		(37,570)	(54,482)

Ending balance	~~W~~	291,429	279,643

As of December 31, 2024, the maximum exposure of the trade receivables carrying amount to credit risk is ~~W~~ 2,633,230 million (2023: ~~W~~ 2,914,580 million).

93

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

Losses recognized in profit or loss in relation to impaired trade receivables for the years ended December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Impairment loss
Allowance for bad debts	~~W~~	49,356	55,121

(ii)	Cash equivalents (except for cash on hand)

The Company is also exposed to credit risk in relation to cash equivalents. The maximum exposure, as of December 31, 2024, is the carrying amount of these investments.

(iii)	Other financial assets at amortized costs

Other financial assets at amortized cost include time deposits, other long-term financial instruments, and others.

All of the financial assets at amortized costs are considered to have low credit risk, and the loss allowance recognized during the period was, therefore, limited to 12 months expected losses. Management considers ‘low credit risk’ for other instruments when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

Details of changes in provisions for impairment the years ended December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Beginning balance	~~W~~	30,046	30,978
Increase in loss allowance recognized in profit or loss during the year		19,494	25,636
Receivables written off during the year as uncollectible		(14,734)	(26,568)

Ending balance	~~W~~	34,806	30,046

(iv)	Financial assets at fair value through profit or loss

The Company is also exposed to credit risk in relation to financial assets that are measured at fair value through profit or loss. The maximum exposure, as of December 31, 2024, is the carrying amount of these investments.

94

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

3)	Liquidity risk

The Company manages its liquidity risk by liquidity strategy and plans. The Company considers the maturity of financial assets and financial liabilities and the estimated cash flows from operations.

The table below analyzes the Company’s liabilities (including interest expenses) into relevant maturity groups based on the remaining period at the report date to the contractual maturity date and these amounts are contractual undiscounted cash flows and can differ from the amount in the separate financial statement:

(in millions of Korean won)	December 31, 2024
	Less than 1 year		1-5 years	More than 5 years	Total
Trade and other payables	~~W~~	4,332,613	729,640	3,030	5,065,283
Borrowings (including debentures)		2,649,384	4,465,263	1,599,040	8,713,687
Lease liabilities		273,401	498,621	102,128	874,150
Others[1]		433	—	—	433

Total	~~W~~	7,255,831	5,693,524	1,704,198	14,653,553

(in millions of Korean won)	December 31, 2023
	Less than 1 year		1-5 years	More than 5 years	Total
Trade and other payables	~~W~~	4,241,409	726,864	3,030	4,971,303
Borrowings (including debentures)		1,873,302	4,750,825	1,665,353	8,289,480
Lease liabilities		224,478	171,022	275,584	671,084
Others[1]		595	—	—	595

Total	~~W~~	6,339,784	5,648,711	1,943,967	13,932,462

[1]

Consists of the maximum limit related to joint responsibility and agreement of assumption of debts. The cash flows on agreements are classified based on the earliest period that the agreement can be executed (Note 19).

95

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

As of December 31, 2024, the cash outflows and inflows by maturity of the Company’s derivatives held for trading and gross-settled derivatives, are as follows:

(in millions of Korean won)	December 31, 2024
	Less than 1 year		1-5 years	More than 5 years	Total
Derivatives held for trading [1]
Outflows	~~W~~	—	—	28	28
Derivatives settled gross [2]
Outflows	~~W~~	1,186,175	1,539,565	26,283	2,752,023
Inflows		1,406,220	1,871,237	38,955	3,316,412

[1]

During the year ended December 31, 2024, derivative liabilities held-for-trading are classified under the ‘more than 5 years’ category as they are relevant to the fair value of derivatives liabilities in the amount of ~~W~~ 28 million, which is recognized in connection with the acquisition of Epsilon Global Communications Pte. Ltd. (Note 19).

As these derivatives held-for-trading are managed based on net fair value, their contractual maturities are not necessarily taking into consideration to understand the timing of cash flows.

[2]	Cash outflow and inflow of gross-settled derivatives are undiscounted contractual cash flow and may differ from the amount in the separate statement of financial position.

(in millions of Korean won)	December 31, 2023
	Less than 1 year		1-5 years	More than 5 years	Total
Derivatives held for trading[1]
Inflows	~~W~~	—	—	1,403	1,403
Outflows		—	—	1,064	1,064
Derivatives settled gross[2]
Outflows	~~W~~	686,077	1,169,902	8,126	1,864,105
Inflows		534,176	2,139,775	35,845	2,709,796

[1]

During the year ended December 31, 2023, derivative liabilities held-for-trading are classified under the ‘more than 5 years’ category as they are relevant to the fair value of derivatives liabilities in the amount of ~~W~~ 1,403 million, which is recognized in connection with the acquisition of Epsilon Global Communications Pte. Ltd. (Note 19).

As these derivatives held-for-trading are managed based on net fair value, their contractual maturities are not necessarily taking into consideration to understand the timing of cash flows.

[2]	Cash outflow and inflow of gross-settled derivatives are undiscounted contractual cash flow and may differ from the amount in the separate statement of financial position.

96

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(2)	Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company’s capital structure consists of liabilities including borrowings, cash and cash equivalents, and shareholders’ equity. The treasury department monitors the Company’s capital structure and considers cost of capital and risks related to each capital component.

The Company’s debt-to-equity ratios as of December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	December 31, 2024		December 31, 2023
Total liabilities	~~W~~	15,108,740	15,265,380
Total equity		14,420,140	15,043,539
Debt-to-equity ratio		105%	101%

The Company manages capital on the basis of the gearing ratio. The ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the separate statement of financial position plus net debt.

The Company’s gearing ratios as of December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	December 31, 2024		December 31, 2023
Total borrowings	~~W~~	7,871,919	7,559,933
Less: cash and cash equivalents		(1,540,570)	(1,242,005)

Net debt		6,331,349	6,317,928
Total equity		14,420,140	15,043,539

Total capital	~~W~~	20,751,489	21,361,467

Gearing ratio		31%	30%

97

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(3)	Offsetting Financial Assets and Financial Liabilities

Details of the Company’s financial assets recognized, subject to enforceable master netting arrangements or similar agreements, as of December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	December 31, 2024
	Gross assets		Gross liabilities offset	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
					Financial instruments	Cash collateral
Trade receivables	~~W~~	41,709	(1,253)	40,456	(39,306)	—	1,150

(in millions of Korean won)	December 31, 2023
	Gross assets		Gross liabilities offset	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
					Financial instruments	Cash collateral
Trade receivables	~~W~~	62,483	(4,595)	57,888	(56,194)	—	1,694

These include price subject to netting arrangements on facility interconnection and data sharing among telecommunication companies.

Details of the Company’s financial liabilities recognized, subject to enforceable master netting arrangements or similar agreements, as of December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	December 31, 2024
	Gross liabilities		Gross assets offset	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
					Financial instruments	Cash collateral
Trade payables	~~W~~	52,748	(1,252)	51,496	(39,306)	—	12,190

(in millions of Korean won)	December 31, 2023
	Gross liabilities		Gross assets offset	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
					Financial instruments	Cash collateral
Trade payables	~~W~~	74,515	(4,594)	69,921	(56,194)	—	13,727

These include price subject to netting arrangements on facility interconnection and data sharing among telecommunication companies.

98

KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

36.	Fair Value

(1)	Fair Value by Financial Instruments Category

Carrying amount and fair values of the financial instruments by category as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024			December 31, 2023
	Carrying amount		Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	~~W~~	1,540,570	[1]	1,242,005	[1]
Trade and other receivables
Financial assets measured at amortized cost [2]		3,099,178	[1]	3,444,788	[1]
Financial assets at fair value through other comprehensive income		114,774	114,774	116,198	116,198
Other financial assets
Financial assets measured at amortized cost		80,465	[1]	377,996	[1]
Financial assets at fair value through profit or loss		456,224	456,224	441,321	441,321
Financial assets at fair value through other comprehensive income		1,458,891	1,458,891	1,437,684	1,437,684
Derivative financial assets for hedging purpose		442,144	442,144	156,774	156,774

Total	~~W~~	7,192,246		7,216,766

Financial liabilities
Trade and other payables	~~W~~	4,315,375	[1]	4,659,037	[1]
Borrowings		7,871,919	7,769,937	7,559,933	7,328,734
Other financial liabilities
Financial assets at fair value through profit or loss		28	28	1,403	1,403
Derivative financial liabilities for hedging purpose		—	—	23,076	23,076

Total	~~W~~	12,187,322		12,243,449

[1]	The Company did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.
[2]	Lease receivables are excluded from fair value disclosure in accordance with Korean IFRS 1107.

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(2)	Fair Value Hierarchy

Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•	Level 1: The quoted (unadjusted) price in active markets for identical assets or liabilities that an entity can access at the measurement date.

•	Level 2: All inputs other than quoted prices included in Level 1 that are observable (either directly that is, or indirectly that is, derived from prices) for the asset or liability.

•	Level 3: The unobservable inputs for the asset or liability.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured or disclosed at fair value or its fair value is disclosed as of December 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	Level 1		Level 2	Level 3	Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	114,774	—	114,774
Other financial assets
Financial assets at fair value through profit or loss		—	—	456,224	456,224
Financial assets at fair value through other comprehensive income		1,317,876	—	141,015	1,458,891
Derivative financial assets for hedging		—	442,144	—	442,144
Investment properties		—	—	5,227,418	5,227,418

Total	~~W~~	1,317,876	556,918	5,824,657	7,699,451

Liabilities
Borrowings	~~W~~	—	7,769,937	—	7,769,937
Other financial liabilities
Financial assets at fair value through profit or loss		—	—	28	28

Total	~~W~~	—	7,769,937	28	7,769,965

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(In millions of Korean won)	December 31, 2023
	Level 1		Level 2	Level 3	Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	116,198	—	116,198
Other financial assets
Financial assets at fair value through profit or loss		—	—	441,321	441,321
Financial assets at fair value through other comprehensive income		1,236,495	—	201,189	1,437,684
Derivative financial assets for hedging		—	156,774	—	156,774
Investment properties		—	—	4,402,271	4,402,271

Total	~~W~~	1,236,495	272,972	5,044,781	6,554,248

Liabilities
Borrowings	~~W~~	—	7,328,734	—	7,328,734
Other financial liabilities
Financial assets at fair value through profit or loss		—	—	1,403	1,403
Derivative financial liabilities for hedging		—	23,077	—	23,077

Total	~~W~~	—	7,351,811	1,403	7,353,214

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(3)	Transfers between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

1)	Details of transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements.

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

2)	Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements for the years ended December 31, 2024 and 2023 are as follows:

(In millions of Korean won)	2024
	Financial assets			Financial liabilities
	Financial assets at FVTPL		Financial assets at FVOCI	Financial liabilities at FVTPL
Beginning balance	~~W~~	441,321	201,189	1,403
Acquisition		15,367	—	—
Transfer		48,646	2	—
Disposal		(14,313)	—	—
Amount recognized in profit or loss		(34,797)	—	(1,374)
Amount recognized in other comprehensive income		—	(60,176)	—

Ending balance	~~W~~	456,224	141,015	29

(In millions of Korean won)	2023
	Financial assets			Financial liabilities
	Financial assets at FVTPL		Financial assets at FVOCI	Financial liabilities at FVTPL
Beginning balance	~~W~~	410,388	198,453	5,164
Acquisition		46,437	10,267	—
Transfer		—	(2,384)	—
Disposal		(2,347)	(6)	(5,205)
Amount recognized in profit or loss		(13,158)	—	1,444
Amount recognized in other comprehensive income		—	(5,141)	—

Ending balance	~~W~~	441,320	201,189	1,403

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(4)	Valuation Techniques and Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements categorized within Level 2 and Level 3 of the fair value hierarchy as of December 31, 2024 and 2023, are as follows:

(in millions of Korean won)	December 31, 2024
	Fair value		Level	Valuation techniques	Inputs
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	114,774	2	DCF Model	Guaranteed bond interest rate
Other financial assets
Financial assets at fair value through profit or loss		456,224	3	DCF Model, Adjusted Net Asset Model, Market Approach Model, Binomial Option Pricing Model, T-F Model
Financial assets at fair value through other comprehensive income		141,015	3	DCF Model
Derivative financial assets for hedging		442,144	2	DCF Model	Market observation discount rate
Investment properties		5,227,419	3	DCF Model
Liabilities
Borrowings	~~W~~	7,769,937	2	DCF Model	Corporate bond interest rate
Other financial liabilities
Financial assets at fair value through profit or loss		28	3	Binomial Option Pricing Model

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

(in millions of Korean won)	December 31, 2023
	Fair value		Level	Valuation techniques	Inputs
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	116,198	2	DCF Model	Guaranteed bond interest rate
Other financial assets
Financial assets at fair value through profit or loss		441,321	3	DCF Model, Adjusted Net Asset Model, Binomial Option Pricing Model, Monte Carlo Simulation
Financial assets at fair value through other comprehensive income		201,189	3	Market Approach Model
Derivative financial assets for hedging		156,774	2	DCF Model	Market observation discount rate
Investment properties		4,402,271	3	DCF Model
Liabilities
Borrowings	~~W~~	7,328,734	2	DCF Model	Corporate bond interest rate
Other financial liabilities
Financial assets at fair value through profit or loss		1,403	3	Binomial Option Pricing Model
Derivative financial liabilities for hedging		23,077	2	DCF Model	Market observation discount rate

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company engages external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO) and discusses valuation processes and results with the CFO in line with the Company’s closing dates.

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2024 and 2023

37.	Events After the Reporting Period

(1)	The Company has decided to acquire treasury stocks (~~W~~ 250,000 million) in accordance with a resolution of the Board of Directors dated February 13, 2025, to implement the ‘Corporate Value-Up Plan’.

(2)	The Company issued the following bonds after the end of the reporting period, and the details are as follows.

(In thousands of foreign currencies)
Type	Issued Date	Foreign currency	Annual interest rates	Maturity
The bond in Japanese yen	Mar. 7, 2025	JPY 23,300,000	1.217%	Mar. 5, 2027
The bond in Japanese yen	Mar. 7, 2025	JPY 6,700,000	1.367%	Mar. 7, 2028

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Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro, Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

INDEPENDENT AUDITOR’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

English Translation of Independent Auditor’s Report on Internal Control over Financial Reporting Originally Issued in Korean on March 13, 2025

To the shareholders and the Board of Directors of KT Corporation

Audit Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of KT Corporation (the “Company”) as of December 31, 2024, based on ‘Conceptual Framework for Design and Operation of Internal Control over Financial Reporting’.

In our opinion, the Company’s internal control over financial reporting is designed and operated effectively as of December 31, 2024, in all material respects, in accordance with the ‘Conceptual Framework for Design and Operation of Internal Control over Financial Reporting’.

We have also audited, in accordance with the Korean Standards on Auditing (“KSAs”), the financial statements of the Company, which comprise the statement of financial position as of December 31, 2024, and the statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of cash flows, for the year then ended, and notes to the financial statements, including material accounting policy information, and our report dated March 13, 2025, expressed an unqualified opinion.

Basis for Audit Opinion

We conducted our audits in accordance with the KSAs. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the internal control over financial reporting in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting

Management is responsible for designing, operating and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on the Effectiveness of the Internal Control over Financial Reporting by CEO.

Those Charged with Governance is responsible for the oversight of internal control over financial reporting of the Company.

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Auditor’s Responsibilities for the Audit of the Internal Control over Financial Reporting

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit in accordance with the KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

The audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of that a material weakness exists. The audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risks.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process implemented by those charged with governance, management and other personnel, and designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the group are being made only in accordance with authorizations of management and directors of the group; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the group’s assets that could have a material effect on thefinancial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements in the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that evaluation of and projections to the future periods may change as internal control over financial reporting becomes inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Mr. Ho Gye Choi

March 13, 2025

Notice to Readers

This report is effective as of March 13, 2025, the auditor’s report date. Certain subsequent events or circumstances may have occurred between the auditor’s report date and the time the auditor’s report is read. Such events or circumstances could significantly affect the Company’s internal control over financial reporting and may result in modifications to the auditor’s report.

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Management’s Report on the Effectiveness of

the Internal Control over Financial Reporting

To the Shareholders, Audit Committee and Board of Directors of

KT Corporation

We, as the Chief Executive Officer (“CEO”) and the Internal Control over Financial Reporting (“ICFR”) Officer of KT Corporation (“the Company”), assessed the effectiveness of the design and operation of the Company’s Internal Control over Financial Reporting for the year ended December 31, 2024.

The Company’s management, including ourselves, is responsible for designing and operating ICFR.

We assessed the design and operating effectiveness of the ICFR in the prevention and detection of an error or fraud which may cause material misstatements in the preparation and disclosure of reliable financial statements.

We designed and operated ICFR in accordance with Conceptual Framework for Designing and Operating Internal Control over Financial Reporting established by the Operating Committee of Internal Control over Financial Reporting in Korea (“the ICFR Committee”). And we conducted an evaluation of ICFR based on Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting established by the ICFR Committee.

Based on the assessment results, we believe that the Company’s ICFR, as at December 31, 2024, is designed and operating effectively, in all material respects, in conformity with the Conceptual Framework for Designing and Operating Internal Control over Financial Reporting

We certify that this report does not contain any untrue statement of a fact or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statement which cause material misunderstandings, and we have reviewed and verified this report with sufficient due care.

February 24, 2025

Chief Executive Officer
Internal Control over Financial Reporting Officer

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